AR/S
P.E. 2/2/01







PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

Dollar General Corporation

Proxy and Annual Report on Form 10-K

for the year ended February 2, 2001

TABLE OF CONTENTS



To Our Shareholders:

This is the 32nd letter to shareholders that I have signed, and while I have always taken this responsibility very seriously, no communication with Dollar General's shareholders has ever been more important to me than this one.

This annual report — for fiscal year 2000 — was to have been mailed in April of 2001. Our communication with shareholders was interrupted, however, by the April 30, 2001, announcement that we anticipated restating our financial results for fiscal years 1998, 1999 and 2000. The restatement of our financial results is now complete, and the publication of this annual report comes at a time when our fiscal year 2001 is drawing to a close. This letter to shareholders, therefore, will be unusual in its reference to both years.

The Company's restated net income and diluted earnings per share for 2000 were $70.6 million and $0.21, respectively, as compared to the $206.0 million and $0.62 previously reported. During the fourth quarter of 2000, the Company recognized a pre-tax expense of $162.0 million relating to a settlement agreement reached in the putative class action litigation brought against the company associated with the restatement. Excluding the litigation settlement expense, restated net income and diluted earnings per share would have been $169.6 million and $0.51, respectively. We have never had an unprofitable year in our company's history, and this was only the fifth year-over-year earnings decline.

Though much has been said in recent years about the effects of a softening economy on the retail industry, our performance in 2000 was largely of our own doing, because we clearly tried to do too much.

- We rolled-out a new store layout in every Dollar General store, moving fixtures to create wider aisles in order for our small stores to be more conducive to customer flow and shopping.
- We compressed two years of assortment changes into one year, as we accelerated our shift to consumable basics.
- We upgraded our store ordering system to a new, more efficient process and installed new checkout scanners in all stores and cash registers in 2,600 stores.

These investments in our future were right and important to building the foundation for long-term growth. Executed separately, they would not have caused much disruption; yet, undertaken all at once, they were overwhelming for our stores during 2000. Nonetheless, we did accomplish and learn a lot.

During 2001, we limited the changes in our stores and focused on implementing our business in a way that makes the most of the remarkable growth opportunity in our niche: small-store convenience and everyday low prices. Significant potential yet exists, and the year-to-date 2001 results encouragingly indicate the opportunity for long-term profitable growth.

Through the first three quarters of 2001, net income increased 7.1 percent to $110.1 million, or $0.33 per diluted share, compared with $102.8 million, or $0.31 per diluted share, during the comparable period in the prior year. Excluding restatement-related expenses, net income for the 39-week period ended November 2, 2001, increased 18.2 percent to $121.5 million, or $0.36 per diluted share. Total sales through the first three quarters of the year increased 20.2 percent, while same-store sales increased 7.6 percent.

To us this is a clear indication of customer approval of our strategy of being a "customer-driven distributor of consumable basics." In addition, we have continued aggressive growth in new stores by opening 602 stores during 2001. Our technology investments further ensure that we can support future growth.

The restatement process was very demanding and unlike anything ever experienced in the 62-year history of Dollar General. I have been very proud of the total company effort throughout this most unusual year, as we have dealt with these extraordinary demands aggressively and in keeping with our well-established company values. Our board of directors and our management team have been extremely focused on further refining the strategy we regard as the most exciting in retailing: a customer-driven distributor of consumable basics with uncommon sense, with good people committed to simplicity, courageous development and tough expense control.

As we turn the page on this experience, our management has renewed enthusiasm about our future prospects; we look forward to reporting to you in greater detail in the Fiscal 2001 Annual Report.

Sincerely yours,

Cal Turner

Cal Turner
Chairman and CEO

Notice of Annual Meeting

and

Proxy Statement



Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 20, 2002

The Annual Meeting of Shareholders (the "Annual Meeting") of Dollar General Corporation (the "Company") will be held at the Goodlettsville City Hall auditorium, 105 South Main Street, Goodlettsville, Tennessee, on February 20, 2002, at 10:00 a.m. local time, for the following purposes:

1. To elect ten directors to serve until the next Annual Meeting and until their successors are duly elected and qualified;
2. To consider and act upon one shareholder proposal;
3. To ratify the appointment of Ernst & Young LLP as independent accountants for 2001; and
4. To transact such other business as properly may come before the meeting or any adjournments thereof.

Only shareholders of record at the close of business on January 11, 2002, are entitled to notice of and to vote at the Annual Meeting. Your attention is directed to the proxy statement accompanying this notice for a more complete statement regarding matters to be acted upon at the Annual Meeting.

By order of the Board of Directors,

January 14, 2002

Larry K. Wilcher
General Counsel and Corporate Secretary

Whether or not you expect to be physically present at the Annual Meeting, please vote your proxy as soon as possible. You may vote your proxy electronically or by phone according to the instructions on the enclosed card, or sign, date and return the enclosed printed proxy card in the enclosed business reply envelope. No postage is necessary if the proxy is mailed within the United States. You may revoke the proxy at any time before it is voted.

DOLLAR GENERAL CORPORATION
100 Mission Ridge
Goodlettsville, Tennessee 37072
Telephone (615) 855-4000

Proxy Statement for Annual Meeting of Shareholders

The enclosed proxy is solicited by the Board of Directors of Dollar General Corporation (the "Company") for use at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Goodlettsville City Hall auditorium, 105 South Main Street, Goodlettsville, Tennessee on February 20, 2002, at 10:00 a.m. local time, and any adjournment thereof. This proxy material was first mailed to shareholders on or about January 22, 2002.

The mailing address of the principal executive office of the Company is 100 Mission Ridge, Goodlettsville, Tennessee 37072-2170.

All valid proxies that are timely received will be voted in accordance with the recommendations of the Board of Directors unless otherwise specified on the proxy. Any shareholder giving a proxy is entitled to revoke it by giving the Secretary of the Company written notice of such revocation at any time before it has been voted or by duly executing a proxy bearing a later date.

Only holders of the Company's common stock, $0.50 par value per share (the "Common Stock"), of record at the close of business on January 11, 2002 (the "Record Date"), are entitled to vote at the Annual Meeting. On such date, the Company had 332,577,284 issued and outstanding shares of Common Stock, the holders of which are entitled to one vote for each share held. Attendance at the Annual Meeting will be limited to shareholders or their proxy holders and the Company's invited guests.

Throughout this statement "2000" refers to the Company's fiscal year ended February 2, 2001, "1999" refers to the Company's fiscal year ended January 28, 2000, and "1998" refers to the Company's fiscal year ended January 29, 1999. All share amounts have been adjusted to reflect the effects of all common stock splits declared on or before the Record Date.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Directors are elected each year to hold office until the next Annual Meeting and until their successors are duly elected and qualified. The current Board of Directors consists of ten members. At its February 26, 2001, meeting the Board of Directors nominated each of the current directors as nominees to stand for election at the Annual Meeting, which nominations were confirmed by the Board on December 14, 2001.

In the election of directors, pursuant to Tennessee law, each share of Common Stock entitles its holder to cast one vote for each director nominee. Unless contrary instructions are received, the enclosed proxy will be voted in favor of electing the nominees listed below. Each nominee has consented to be a candidate and to serve if elected. While the Board of Directors has no reason to believe any nominee will be unable to accept nomination or election as a director, if such an event should occur, the proxies will be voted with discretionary authority for a substitute or substitutes, as shall be designated by the current Board of Directors.

The nominees for the Board of Directors are as follows:

Name	Age	Director Since
Dennis C. Bottorff	57	1998
Barbara L. Bowles	54	2000
James L. Clayton	67	1988
Reginald D. Dickson	55	1993
E. Gordon Gee	57	2000
John B. Holland	69	1988
Barbara M. Knuckles	53	1995
Cal Turner	61	1966
David M. Wilds	61	1991
William S. Wire, II	69	1989

Certain information concerning each of the nominees is set forth below:

Mr. Bottorff currently serves as Chairman of Council Capital Management, Inc., which position he has held since January 2001. He previously served as Chairman of AmSouth Bancorporation, a bank holding company, and prior to that, as President and Chief Executive Officer of First American Corporation from 1991 to 1999. He was also First American's Chairman from 1995 to 1999. Mr. Bottorff is a director of Ingram Industries, a privately-held provider of wholesale distribution, inland marine transportation and insurance services. He also serves as a director of Memx, Inc., an optical systems component manufacturer.

Ms. Bowles currently serves as President of The Kenwood Group, an equity investment advisory firm that she founded in 1989. She also founded The Kenwood Growth and Income Fund in 1996. She previously served as Vice President of Kraft, Inc. from 1984 to 1989. Ms. Bowles is a director of Black & Decker Corporation, Wisconsin Energy Corporation, Georgia Pacific Corp., and the Chicago Urban League. She is also a trustee of Fisk University.

Mr. Clayton has served as Chairman of Clayton Homes, Inc. since 1956 and also served as its Chief Executive Officer from 1956 to 1999. Clayton Homes, Inc. manufactures, sells, finances and insures manufactured homes. Mr. Clayton is Chairman and Chief Executive Officer of FSB Bank Shares, Inc., a bank holding company, and is a Director and Regional Chairman of Branch Banking and Trust Co. Additionally, Mr. Clayton is a director of Chateau Communities, Inc., a manufactured housing property management real estate investment trust.

Mr. Dickson has served as Chairman of Buford, Dickson, Harper & Sparrow, Inc., Investment Advisors, and President Emeritus of Inroads, Inc., a non-profit organization supporting minority education since 1996. Mr. Dickson served as President and Chief Executive Officer of Inroads, Inc. from 1983 to 1993.

Dr. Gee has served as Chancellor of Vanderbilt University since 2000. He previously served as President of Brown University from 1998 until 2000. Prior to that, Dr. Gee served as President of The Ohio State University from 1990 until 1998. Dr. Gee is a director of The Limited, Inc., Intimate Brands, Inc., Allmerica Financial Corp., Hasbro, Inc., and Massey Energy, Inc.

Mr. Holland served as President and Chief Operating Officer of Fruit of the Loom, Inc., a manufacturer of underwear and other soft goods, from 1985 until his retirement in February 1996, at which time he became a consultant to that corporation. In 1999, Mr. Holland returned to Fruit of the Loom as a director and Executive Vice President, Operations. Fruit of the Loom filed a petition for bankruptcy on December 29, 1999. Mr. Holland also serves as President of Dunree Capital, Inc.

Ms. Knuckles has served as Director of Development and Corporate Relations for North Central College in Naperville, Illinois since 1992. From 1988 to 1992, Ms. Knuckles was a private investor managing several family businesses. She serves as a member of the board of directors of J. R. Short Milling Company, a privately-held specialty corn-milling company, and Harris Bank of Naperville, Illinois.

Mr. Turner is the Chairman and Chief Executive Officer of the Company. He joined the Company in 1965 and has held the office of Chief Executive Officer since 1977. Mr. Turner became Chairman of the Board in 1989 and President in 1977.

Mr. Wilds currently serves as Managing Partner of 1st Avenue Partners, L.P., a private equity partnership, which position he has held since 1998. From 1995 to 1998, Mr. Wilds was President of Nelson Capital Partners III, L.P., a merchant banking company. From 1990 to 1995, Mr. Wilds served as Chairman of the Board of Cumberland Health Systems, Inc., an owner and operator of psychiatric hospitals.

Mr. Wire served from 1986 until his retirement in 1994 as Chairman of the Board of Genesco, Inc., a manufacturer, wholesaler and retailer of footwear and clothing. Mr. Wire served as Chief Executive Officer of Genesco, Inc. from 1986 to 1993. Mr. Wire is a director of Genesco, Inc. and American Endoscopy Services, Inc.

COMMITTEES OF THE BOARD. The Company currently has a Executive Compensation and Corporate Governance Committee (the "CGC Committee") and an Audit Committee.

The CGC Committee consists of Messrs. Bottorff, Gee, Wilds and Wire (Chairman). The CGC Committee reviews and recommends changes in the Company's corporate governance policies and practices, provides advice and assistance regarding corporate compliance matters, reviews the compensation policies of the Company and compensation programs in which officers may participate, develops general criteria concerning the qualifications and selection of Board members and officers, and recommends candidates for such positions to the Board of Directors. The CGC Committee will consider persons recommended by shareholders as potential nominees for directors if the names of such persons are submitted in writing to the chairman of the CGC Committee or the Secretary of the Company (as required by the bylaws). A full statement of qualifications and an indication of the person's willingness to serve must accompany the recommendations. The CGC Committee also administers the Company's stock option plans, excluding the 1993 Outside Directors' Plan and the 1995 Outside Directors' Stock Option Plan, which are administered by a Director Compensation Committee made up of the Company's Chief Executive Officer, President and Vice President/Chief Administrative Officer. At least once a year, the CGC Committee specifically reviews the standards of performance of the Chief Executive Officer for compensation purposes. (See "Report of the Executive Compensation and Corporate Governance Committee of the Board of Directors on Executive Compensation.") The CGC Committee met four times during 2000.

The Audit Committee is composed of Messrs. Clayton, Dickson and Holland (Chairman), and Ms. Bowles and Ms. Knuckles. The Board of Directors has adopted and approved a formal written charter for the Audit Committee (which is attached to this proxy statement as Appendix "A"). The functions of the Audit Committee include providing advice and assistance regarding accounting, auditing, and financial reporting practices of the Company. Annually, the Audit Committee recommends to the Board of Directors a firm of independent certified public accountants to serve as auditors. The Audit Committee reviews with the auditors the scope and results of their annual audit, fees in connection with their audit and non-audit services, and the independence of the Company's auditors. (See "Report of the Audit Committee"). The Audit Committee met four times during 2000.

The Board of Directors has taken action such that, following the conclusion of the Annual Meeting, a new Compensation Committee will be established and the name of the existing Corporate Governance and Compensation Committee will be changed to the "Nominating and Corporate Governance Committee." The new Compensation Committee will be responsible for reviewing and monitoring the Company's compensation and human resources policies, programs and plans. The Nominating and Corporate Governance Committee will be responsible solely for corporate governance and related matters (including recommending to the full Board officer and director candidates). The Board of Directors has not yet determined which directors will be appointed to these two committees.

During 2000, the Board of Directors held five meetings. All directors attended more than 75% of the aggregate number of meetings of the Board and committees on which they serve.

COMPENSATION OF DIRECTORS. Directors receive a $5,000 quarterly retainer plus $1,250 for attending each regular meeting of the Board of Directors or any committee thereof. Committee chairpersons receive an additional $250 for each committee meeting attended. Compensation for telephonic meetings is one-half the above rates. Directors who are officers of the Company do not receive any separate compensation for attending Board or committee meetings. In addition, the directors who are not employees of the Company are entitled to receive nonqualified options for the purchase of Common Stock pursuant to the Company's 1998 Stock Incentive Plan.

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS. A non-employee director may defer all or a part of any fees normally paid by the Company to the director pursuant to a voluntary nonqualified compensation deferral plan. The compensation eligible for deferral includes the annual retainer, meeting and other fees, as well as any per diem compensation for special assignments, earned by a director for his or her service to the Board or one of its committees. The compensation deferred is credited to a liability account, which is then invested at the option of the director, in either an account which mirrors the performance of a fund selected by the CGC Committee, or in a phantom stock account which mirrors the performance of the Common Stock. In accordance with a director's election made at the time of the deferral, the deferred compensation will be paid in a lump sum or in annual installments, or a combination of both upon a director's resignation or termination from the Board. All deferred compensation will be immediately due and payable upon a "change in control" (as defined in the deferred compensation plan) of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. During 2000, the CGC Committee was comprised of Messrs. Bottorff, Gee, Wilds and Wire. None of these persons has at any time been an officer or employee of the Company or any subsidiary of the Company during 2000. No executive officer of the Company served as a member of a compensation committee or as a director of any entity of which any of the Company's directors served as an executive officer.

VOTE REQUIRED

The affirmative vote of a plurality of the votes cast by the shareholders entitled to vote at the meeting is required for the election of directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 2: SHAREHOLDER PROPOSAL REGARDING EQUAL EMPLOYMENT OPPORTUNITY INFORMATION

A shareholder, Calvert Asset Management Company, Inc., has notified the Company of its intention to propose the following resolution at the Annual Meeting. Proxy regulations require the Company to present the proposed resolution and supporting statement. Following the shareholder's proposed resolution and supporting statement is the response of the Company's Board of Directors. The shareholder recommends you vote for this proposal; however, the Company's Board of Directors unanimously recommends you vote AGAINST this proposal. The text of the proposed resolution from Calvert Asset Management Company, Inc., is as follows:

"Equal employment is a key issue for shareholders. The bipartisan Glass Ceiling Commission Study released in 1995 states that a positive diversity record also has a positive impact on the bottom line. This study is important for shareholders because it explains that many corporations in the United States select for advancement from less than 50% of the total talent available in our workforce.

1. Women and minorities comprise 57 percent of the work force, yet represent only 3 percent of executive management positions.

2. Women who were awarded more than half of all MBA degrees represent less than 5 percent of senior-level management positions.

These statistics show the limits placed on selecting the most talented people for top management positions. Neglecting the importance of diversity impacts the bottom line because of the real costs of discrimination cases, the potential loss of government contracts and the financial ramifications of a damaged corporate image:

1. In 1996, Texaco settled the largest racial discrimination lawsuit in U. S. history, costing a reported $170 million to the company and stockholders. Texaco's public image was tarnished and the company faced a consumer boycott.

2. In 1996, the *Wall Street Journal* reported that Shoney's earnings for fiscal year 1992 posted a loss of $16.6 million as a result of settling a racial discrimination suit for $134.5 million.

3. In 1997, Denny's reported it was still trying to win back its minority customers, lost after a 1992 discrimination complaint.

4. In 1998, Smith Barney agreed to spend $15 million on diversity programs to settle a case brought by plaintiffs charging sexual harassment.

More than 150 major employers publicly report their work force diversity to their shareholders. Examples include Disney/ABC, USAir, Intel, Monsanto, and Texaco. These companies and many others regularly provide reports describing diversity progress and challenges. Often companies will also include this information in their annual reports.

RESOLVED: The shareholders request that our company prepare, at reasonable cost, a report to shareholders, which may omit confidential information to be made available to shareholders four months from the date of the annual meeting, which includes:

1. The consolidated EEO-1 report in standard federal government categories according to gender and race in each of the nine major EEOC-defined categories for the previous three years;
2. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or ethnic minorities;
3. A description of the company's efforts to increase its business with female and minority suppliers and service-providers;
4. A general description of how the company publicizes its diversity policies and programs to employees, merchandise suppliers and service providers.

BOARD OF DIRECTORS' RESPONSE:

THE BOARD HAS CONSIDERED THIS PROPOSAL AND RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" IT FOR THE FOLLOWING REASONS:

The Company believes in the dignity of work and the dignity of every person. The Company firmly supports diversity in the workplace as evidenced by its policies and programs. For example, the Company focuses its recruiting and retention efforts on all people without regard to race, gender or other such characteristics. The Company's representation of women and minorities on the Board of Directors and at senior management levels reflects this policy.

The Company has already considered the principles set forth by the Glass Ceiling Commission, and the standing committees of the Board of Directors review various Company policies and programs that support workplace diversity. The Board of Directors also considers workforce issues relating to the effective recruitment of, and opportunities for, women and minorities.

In policy statements distributed to all employees, the Company makes clear that all employees have the right to work in an environment free from all forms of discrimination and conduct which can be considered harassing, coercive or disruptive. The Company values and respects the rights of each employee and will not tolerate discrimination or harassment based on race, color, religion, sex, national origin, age, disability, citizenship status or any other characteristic protected by law.

In addition to publishing the Company's "zero tolerance" anti-discrimination and harassment policy and distributing it to employees regularly, the Company regularly publishes notices to employees of the Company's mechanisms for reporting any form of discrimination or harassment, which includes a toll-free hotline linked directly to corporate headquarters.

Since the Company's commitment to equal opportunity employment is part of its ordinary business operations, the time and expense involved in the process of gathering data and producing reports as requested by the proponents would do nothing to further the Company's equal employment efforts, and therefore would not be a prudent use of the Company's resources.

VOTE REQUIRED

To approve the shareholder proposal above, the votes cast for the shareholder proposal must exceed the votes cast against it.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "*AGAINST*" THIS PROPOSAL.

PROPOSAL NO. 3: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The accounting firm of Ernst & Young LLP ("Ernst & Young") has been selected as the independent public accountants for the Company for the fiscal year ending February 1, 2002. Although the selection of accountants does not require ratification, the Board of Directors has directed that the appointment of Ernst & Young be submitted to the shareholders for ratification due to the significance of their appointment by the Company. If the shareholders do not ratify the appointment of Ernst & Young, the Board of Directors will reconsider the appointment of independent accountants. A representative of Ernst & Young will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

VOTE REQUIRED

The affirmative vote of a plurality of the votes cast by the shareholders entitled to vote at the meeting is required for the ratification of the appointment of independent accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "*FOR*" THIS PROPOSAL.

EXECUTIVE OFFICERS

The Company's executive officers as of December 14, 2001, are:

Name	Age	Position	Executive Officer Since
Cal Turner	61	Chairman and Chief Executive Officer	1966
Donald S. Shaffer	58	President and Chief Operating Officer	2001
Bruce Ash	52	Vice President, Information & Administrative Services	1999
Melissa Buffington	43	Vice President and Chief Administrative Officer	1999
Jim Hagan	42	Executive Vice President and Chief Financial Officer	2001
Tom Hartshorn	50	Executive Vice President, Merchandising	1992
Bob Layne	35	Vice President Merchandising Support	2001
Stonie O'Briant	46	Executive Vice President, Operations	1995
Robert A. Lewis	40	Vice President, Controller	2001
Jeff Sims	50	Vice President, Distribution	1999
Bob Warner	51	Vice President, General Merchandising Manager	1998

All executive officers of the Company serve at the pleasure of the Board of Directors. Messrs. Turner, Hartshorn and O'Briant have been employed by the Company as executive officers for more than the past five years.

The following is a brief summary of the business experience of the executive officers:

Mr. Turner joined the Company in 1965 and was elected President and Chief Executive Officer in 1977. Mr. Turner has served as Chairman of the Board and Chief Executive Officer since January 1989.

Mr. Shaffer joined the Company as President and Chief Operating Officer in May 2001. From 2000 to 2001, Mr. Shaffer served as President and Chief Executive Officer of Heilig-Meyers Company, a retailer of home furnishings and bedding, and as its President and Chief Operating Officer from 1999 to 2000. Heilig-Meyers Company filed a petition for bankruptcy on August 16, 2000. From 1997 to 1998, Mr. Shaffer served as Chairman and Chief Executive Officer of Western Auto Supply Company, a wholesaler of automotive parts and a subsidiary of Sears, Roebuck and Co. From 1994 to 1996, Mr. Shaffer served as President and Chief Executive Officer of Sears Canada Inc., a retailer of general merchandise and a majority-owned subsidiary of Sears, Roebuck and Co.

Mr. Ash joined the Company as Vice President, Information Services in September 1999. Before joining the Company, Mr. Ash served as Senior Vice President of Systems at Talbot's, a retailing company, for 10 years.

Ms. Buffington was named Vice President and Chief Administrative Officer in February 2001. She joined the Company as Vice President, Human Resources in November 1999. Before joining the Company, Ms. Buffington served as Executive Vice President, Human Resources of First American Corporation, a bank holding company. Ms. Buffington joined First American in 1992 as Vice President, Strategic Planning.

Mr. Hagan joined the Company as Executive Vice President and Chief Financial Officer in March 2001. From June 2000 through March 2001, Mr. Hagan served as Chief Financial Officer of Central Parking Corporation, a provider of parking and transportation management services. From April 1999 through June 2000, Mr. Hagan served as Executive Vice President and Chief Financial Officer of Saturn Retail Enterprises, an owner/operator of Saturn automobile dealerships and a wholly owned indirect subsidiary of General Motors Corporation. He served as Executive Vice President and Chief Financial Officer of Bruno's Inc., a supermarket operator, from May 1996 through April 1999, which company filed a petition for bankruptcy in January of 1998. Mr. Hagan also previously served as Executive Vice President and Chief Financial Officer of Revco D.S., Inc.

Mr. Hartshorn was named Executive Vice President, Merchandising in February 2001. Since February 2000, he served as Senior Vice President, Logistics and Merchandising Operations. He joined the Company as Vice President, Operations in 1992 and was named Vice President, Merchandising Operations in 1993. Before joining the Company, he was director of store operations for McCrory/TG&Y, a retailing company, where he held various management positions in operations since 1968.

Mr. Layne was named Vice President, Merchandising Support in February 2001. He joined the Company in 1985 and served various positions including staff attorney, senior director of administration and most recently, Corporate Secretary.

Mr. O'Briant was named Executive Vice President, Operations in February 2001. Since February 2000, he served as Executive Vice President, Merchandising. Mr. O'Briant joined the Company in 1991 as Hardlines Merchandise Manager, was named General Merchandise Manager in 1992, Vice President, Merchandising in 1995, and Senior Vice President, Merchandising in 1998. Before joining Dollar General, Mr. O'Briant had 17 years of service with Fred's, Inc., a discount retailer, where he served in a number of executive management positions including Vice President, Hardlines, Vice President, Softlines and Vice President, Household Products.

Mr. Lewis joined the Company as Vice President, Controller in October, 2001. From May 1999 through September 2001, Mr. Lewis served as Group Vice President, overseeing operational, planning and administrative functions for Lux Corp., an apparel retailer doing business as "Mr. Rags" and a wholly owned subsidiary of Claire's Stores, Inc. Mr. Lewis served as Vice President of Finance from 1996 until May 1999, and as Controller from November 1988 until May 1999, for Claire's Stores, Inc., a retailer of popular-priced fashion accessories and apparel.

Mr. Sims was named Vice President, Distribution in March 1999. Before joining the Company, Mr. Sims served with Hills Department Stores, a mass merchandising company, in various management positions including Senior Vice President, Logistics from 1997 to 1999. From 1995 to 1996, Mr. Sims served as Vice President, Logistics for Thorn Services International, a rent-to-own services company. From 1992 to 1994, Mr. Sims served as Vice President, Logistics for Lesco, Inc., a manufacturer and distributor of industrial products.

Mr. Warner was named Vice President, General Merchandising Manager in November 1998. Mr. Warner joined the Company in 1989 as a hardware buyer. Mr. Warner has held various management positions with the Company including Hardlines Divisional Merchandise Manager, Director of Products and Processes and General Merchandise Manager.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning persons who, as of December 14, 2001, were known by management to be beneficial owners of more than five percent of the Company's common stock. Unless otherwise indicated, each person for whom information is provided had sole voting and investment power over the shares of common stock listed opposite his or her name. Computations are based on 332,577,284 shares of Common Stock outstanding as of December 14, 2001.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
Cal Turner, Jr. 100 Mission Ridge Goodlettsville, TN 37072-2170	48,148,818[(1)]	14.9%
James Stephen Turner 138 Second Avenue Nashville, TN 37201	41,087,516[(2)]	12.7%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
Turner Children Trust[3] dated January 21, 1980, Cal Turner, Jr. and James Stephen Turner, Co-Trustees 100 Mission Ridge Goodlettsville, TN 37072-2170	31,625,784	9.51%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	31,133,000[4]	9.36%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	24,626,675[5]	7.40%

(1) Includes 41,449,796 shares held by various trusts and foundations (the largest of which is the "Turner Children Trust" shown in this table) for which Cal Turner, Jr. is a trustee; 727,587 shares held by Cal Turner, Jr.'s wife; 21,403 shares held in Company retirement and deferred compensation plans (IRA & 401(k)); direct ownership of 5,714,094 shares; and 235,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days. Cal Turner, Jr. has sole voting and investment power with respect to 5,971,435 shares of Common Stock and shared voting and investment power with respect to 41,449,796 shares of Common Stock. Cal Turner, Jr. disclaims ownership of the shares held by the various trusts and foundations, except to the extent of his pecuniary interests.

(2) Includes 38,694,207 shares held by various trusts and foundations (the largest of which is the "Turner Children Trust" shown in this table) for which James Stephen Turner is a trustee; and 56,445 shares held by James Stephen Turner's wife. James Stephen Turner has sole voting and investment power with respect to 2,336,864 shares of Common Stock and shared voting and investment power with respect to 38,694,207 shares of Common Stock. James Stephen Turner disclaims ownership of the shares held by the various trusts and foundations, except to the extent of his pecuniary interests.

(3) The co-trustees of the "Turner Children Trust" are Cal Turner, Jr. and James Stephen Turner.

(4) According to a Form 13-F (effective September 30, 2001) filed by Capital Research and Management Company on November 14, 2001, it has shared investment power with respect to 31,133,000 shares of Common Stock, but does not have sole or shared voting power over any of the shares of Common Stock. The Company is unable to ascertain more recent information about this entity's holdings.

(5) According to a Form 13-F (effective September 30, 2001) filed by Wellington Management Company, LLP on November 14, 2001, it has sole investment power with respect to 20,813,241 shares of common stock, shared investment power with respect to 3,813,434 shares of Common Stock, sole voting power with respect to 10,777,173 shares of Common Stock, shared voting power with respect to 3,013,309 shares of Common Stock and no voting power with regard to 10,836,193 shares of Common Stock. The Company is unable to ascertain more recent information about this entity's holdings.

SECURITY OWNERSHIP BY OFFICERS AND DIRECTORS

The following table sets forth certain information as of December 14, 2001, concerning all directors and nominees, the executive officers named in the Summary Compensation Table and all executive officers and directors as a group. Unless otherwise indicated, the persons for whom information is provided had sole voting and investment power over the shares of Common Stock beneficially owned. Computations are based on 332,577,284 shares of Common Stock outstanding as of December 14, 2001.

Nominee/Executive Officers	Shares Beneficially Owned	Percent of Shares Outstanding[1]
Dennis C. Bottorff	15,621 (2)	*
Barbara L. Bowles	4,150 (3)	*
James L. Clayton	478,623 (4)	*
Reginald D. Dickson	59,512 (5)	*
E. Gordon Gee	6,308 (6)	*
John B. Holland	503,304 (7)	*
Barbara M. Knuckles	20,664 (8)	*
David M. Wilds	269,665 (9)	*
William S. Wire, II	49,457 (10)	*
Cal Turner, Jr.	48,148,818 (11)	14.9%
Brian Burr	25,500 (15)	*
Bob Carpenter	1,627,142 (12, 15)	*
Tom Hartshorn	630,936 (13)	*
Stonie O'Briant	328,614 (14)	*
Earl Weissert	31,313 (15)	*
All directors and executive officers as a group (20 persons)	51,101,338 (16, 17)	15.8%

(1) *Denotes less than 1% of class.

(2) Includes 13,669 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(3) Includes 3,150 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(4) Includes 67,738 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(5) Includes 39,726 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(6) Includes 6,308 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(7) Includes 33,476 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(8) Includes 13,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(9) Includes 67,738 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(10) Includes 33,476 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(11) Includes 235,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days, and also includes shares beneficially owned as set forth under "Security Ownership of Certain Beneficial Owners."

(12) Includes 656,628 shares issuable upon the exercise of outstanding options or options exercisable within 60 days, and 494,449 shares for which Mr. Carpenter has shared voting and investment rights as a Co-Trustee of the Calister Turner, III 1994 Generation Skipping Trust.

(13) Includes 445,427 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(14) Includes 238,041 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(15) Denotes that executive officer has left the Company.

(16) Includes 1,680,723 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(17) Includes only those individuals who were directors or executive officers as of December 14, 2001.

EXECUTIVE COMPENSATION

The following table provides information as to annual, long-term or other compensation paid or accrued during 2000, 1999 and 1998, for the CEO and the persons who, at the end of 2000, were the other four most highly-compensated executive officers of the Company (collectively, the "Named Executive Officers") or those who are otherwise required to be included in this table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation[3]
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Awards ($)	Securities Underlying Options (#)[2]	
Cal Turner, Jr.,	2000	775,029	356,500	22,080	0	205,168	166,084
Chairman and Chief	1999	766,667	485,750	12,866	0	205,995	156,782
Executive Officer	1998	704,167	528,000	8,153	0	209,608	151,410
Brian Burr,	2000	333,346	149,500	56,444	0	66,061	26,843
Executive Vice President	1999	320,833	88,500	16,704	0	88,375	19,951
and Chief Financial Officer [4]	1998	137,500	0	0	0	180,541	0
Bob Carpenter,	2000	337,512	126,500	19,049	0	164,555	51,551
President and Chief	1999	270,833	147,500	13,664	0	74,159	39,219
Operating Officer [5]	1998	230,833	138,000	8,738	0	67,430	32,150
Tom Hartshorn,	2000	201,674	85,100	3,584	0	96,340	21,785
Executive Vice President,	1999	181,249	100,300	4,081	0	48,750	7,731
Merchandising	1998	167,083	110,400	3,502	0	48,961	4,177
Stonie O'Briant,	2000	245,842	103,500	5,758	0	66,061	21,139
Executive Vice President,	1999	219,167	112,100	4,059	0	74,159	19,995
Operations	1998	186,667	117,300	2,525	0	135,975	18,404
Earl Weissert	2000	297,510	170,000	23,463	0	66,061	32,270
Executive Vice President,	1999	201,875	0	93,467	0	121,229	0
Operations [6]	1998	0	0	0	0	0	0

(1) The amounts reported in this column include gross-ups for tax reimbursements and $42,831 reimbursed to Mr. Burr for relocation expenses in 2000.

(2) Includes options granted under the Stock Plus program, which awards grants to key employees who maintain a specified level of stock ownership, as well as options granted under the Stock Incentive Program which are tied to employee and company performance. All share amounts have been adjusted to reflect all common stock splits as of the date of this report.

(3) Includes contributions to retirement and deferred compensation plans in 2000, 1999 and 1998.

(4) Mr. Burr left the Company in February 2001.

(5) Mr. Carpenter retired effective as of October 1, 2001.

(6) Mr. Weissert left the Company in January 2001.

OPTIONS GRANTED IN LAST FISCAL YEAR

The following table provides information as to options granted to the Named Executive Officers during 2000. The Company granted no Stock Appreciation Rights in 2000, and no Named Executive Officer holds any Stock Appreciation Rights.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)[1]	% of Total Options Granted to Employees In 2000 (%)	Exercise or Base Price ($/Share)	Expiration Date	5% ($)	10% ($)
Cal Turner, Jr.	109,425	3.54	$21.25	4/4/2010	1,462,357	3,705,899
	54,712		$21.25	4/4/2010	731,172	1,852,933
	41,031		$17.31	6/5/2010	446,670	1,131,950
Brian Burr	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437
Bob Carpenter	25,713	2.84	$14.65	2/21/2010	236,902	600,356
	12,861		$14.65	2/21/2010	118,492	300,283
	19,040		$14.65	2/21/2010	175,421	444,552
	9,523		$14.65	2/21/2010	87,738	222,346
	74,125		$21.25	4/4/2010	990,607	2,510,393
	23,293		$17.31	6/5/2010	253,571	642,600
Tom Hartshorn	9,852	1.66	$14.65	2/21/2010	90,769	230,028
	4,921		$14.65	2/21/2010	45,339	114,897
	13,553		$14.65	2/21/2010	124,868	316,440
	6,772		$14.65	2/21/2010	62,393	158,115
	33,593		$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	10,856		$17.31	6/5/2010	118,180	299,492
Stonie O'Briant	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437
Earl Weissert	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437

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(1) Options granted under the Stock Incentive Program will vest nine and one-half years from the date of grant. These options may vest on an accelerated basis upon the attainment of individual and Company performance goals. Each Named Executive Officer met Company stock ownership requirements to receive additional grants under the Stock Plus Program. Option grants for each Named Executive Officer are listed in the following order: (1) Stock Incentive Program grants which for purposes of accelerated vesting are tied to earnings goal one, (2) Stock Incentive Program grants which for purposes of accelerated vesting are tied to earnings goal two and (3) Stock Plus Program grants. All share amounts and prices have been adjusted to reflect all common stock splits as of the date of this report.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND YEAR-END VALUES

The following table provides information as to options exercised or held by the Named Executive Officers during 2000.

Name	Shares Acquired on Exercise (#)	Value Realized ($)[1]	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Cal Turner, Jr.	357,621	2,443,516	41,200	864,542	0	4,739,865
Brian Burr	0	0	142,160	192,813	244,839	138,135
Bob Carpenter	0	0	398,000	377,354	4,549,116	1,803,830
Tom Hartshorn	50,000	870,975	388,814	246,879	4,710,304	1,232,515
Stonie O'Briant	142,712	2,100,002	172,916	255,250	814,101	1,015,369
Earl Weissert	0	0	18,750	0	0	0

(1) Market value of underlying securities at exercise, minus the exercise price.

EMPLOYEE RETIREMENT PLAN

The Dollar General Corporation 401(k) Savings and Retirement Plan (the "401(k) Plan") became effective on January 1, 1998. Balances in two earlier plans were transferred into the 401(k) Plan.

The Company makes a discretionary annual contribution, which has generally been equal to 2% of each eligible employee's compensation. Seventy-five percent of this contribution will be made in cash, while the remaining twenty-five percent will be contributed in the Company's Common Stock. Eligible employees are not required to make any additional contributions in order to receive this contribution from the Company. However, participants may elect to contribute between 1% and 15% of their annual salary, up to a maximum annual contribution of $10,500. The Company will match fifty percent of employee contributions, up to 6% of annual salary.

The 401(k) Plan covers substantially all employees, including the Named Executive Officers, subject to certain eligibility requirements. The 401(k) Plan is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on ERISA guidelines, Internal Revenue Service regulations and the vesting schedule below:

Employee Contributions	Immediately Vested	
Dollar General Discretionary Contribution (2%)	Immediately Vested	
Employer Matching Contribution	At the end of the 1st — 3rd Years	0% Vested
	At the end of the 4th Year	40% Vested
	At the end of the 5th Year	100% Vested

As of February 2, 2001, Messrs. Turner, Carpenter, Burr, O'Briant, Hartshorn and Weissert had 35, 19, 2, 9, 9 and 1 years of credited service, respectively. The estimated present value of benefits under the plan as of January 1, 2001, was $723,768 for Cal Turner, Jr.; $343,971 for Bob Carpenter; $200,117 for Brian Burr; $125,709 for Stonie O'Briant; $122,817 for Tom Hartshorn; and $12,592 for Earl Weissert. Upon retirement, each participant has the option of taking a lump sum or an average annual payment over a 10-year period.

OTHER EXECUTIVE BENEFITS

The Company offers the Supplemental Executive Retirement Plan (the "SERP") and Compensation Deferral Plan (the "CDP") to certain key employees who are determined to be eligible by the CGC Committee. Pursuant to the CDP, participants make annual elections to defer up to 100% of base pay, reduced by any deferrals to the qualified plan, and up to 100% of bonus. All participants are 100% vested for all compensation deferrals. Pursuant to the SERP, the Company makes an annual contribution to all participants who are actively employed on December 31. The contribution percentage is based on age plus service where:

Age plus Service	Percent of Base plus Bonus	
	Non-Officer	Officers
<40	2.0%	3.0%
40-59	3.0%	4.5%
60-79	5.0%	7.5%
80 or more	8.0%	12.0%

Participants have actual investment funds to choose from which mirror the investment options available in the 401(k) Plan. The SERP is non-qualified and is, therefore, not subject to certain requirements under ERISA. The estimated present value of benefits under the SERP and CDP as of January 1, 2001, was $4,528,108 for Cal Turner, Jr.; $668,307 for Bob Carpenter; $165,393 for Brian Burr; $332,748 for Stonie O'Briant; $117,815 for Tom Hartshorn; and $44,224 for Earl Weissert.

TRANSACTIONS WITH MANAGEMENT AND OTHERS, ADVANCE FOR EXPENSES

John B. Holland, a director of the Company, was a director and executive officer of Fruit of the Loom, Inc., a manufacturer of underwear and other soft goods during 2000. In 2000, the Company purchased approximately $53.5 million in goods from Fruit of the Loom, Inc.

The Board of Directors has authorized the Company, pursuant to the Company's By-laws and Section 48-18-504 and Section 48-18-507 of the Tennessee Business Corporation Act, to advance to the Chairman and Chief Executive Officer and to certain officers, employees and agents of the Company reasonable expenses, including legal fees, for representation in connection with legal proceedings and investigations arising out of the Company's April 30, 2001, announcement of its intention to restate certain previously released financial information. Such advances have been made pursuant to a written undertaking by each such person to repay in full the amounts advanced if it is ultimately determined that such person is not entitled to indemnification by the Company in connection with such legal proceedings and investigations. No interest is being charged on these advances. Because the legal proceedings are at an early stage, the Company cannot reasonably estimate the total amount of expenses that may ultimately be advanced, either to any individual officer, employee or agent or in the aggregate.

REPORT OF THE EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Executive Compensation and Corporate Governance Committee prepared the following executive compensation report.

What is the Company's compensation philosophy?

The Company has adopted the concept of pay-for-performance, linking management compensation, Company performance and shareholder return. This strategy reflects the Company's desire to reward results that are consistent with the key goals of the Company and its shareholders. The CGC Committee and the Company believe that combining the variable, direct and indirect pay components of the Company's compensation program enables the Company to attract, retain and motivate result-oriented employees to achieve higher levels of performance.

What is the Company's variable compensation philosophy?

At nearly all levels of the Company, a significant portion of pay is variable, being contingent upon Company (or store unit) performance. The performance-based component, whether annual or long-term incentive, is significant enough to serve as a strong incentive for excellent performance. Additionally, performance-based compensation, through the grants of stock options to employees, serves to increase employee ownership of the Company.

What is the Company's direct compensation philosophy?

Though performance-based compensation is emphasized, base pay is competitive. The Company believes base pay should relate to the skills required to perform a job and to the value of each job performed relative to the industry, the market and the job's strategic importance to the Company. This method of valuation allows the Company to respond to changes in its employment needs and changes in the labor market. Increases in base pay require a satisfactory or better level of performance as approved by the CGC Committee.

What is the Company's indirect compensation philosophy?

The Company's indirect compensation programs are intended to protect employees from extreme financial hardship in the event of a catastrophic illness or injury and to provide limited income security for retirement years. The Company believes that its health, life and disability benefit programs should provide competitive levels of protection without jeopardizing the Company's position as a low-cost retailer. The Company manages health-care costs aggressively and enlists employee assistance in cost management. Employees have various opportunities to share in health-care cost reductions and are encouraged to adopt healthy lifestyles.

The Company believes its retirement plans should provide limited income security at retirement for the typical employee. Employees are also invited to share in ownership of the Company through participation in the Dollar General Direct Stock Purchase Plan and the Dollar General Corporation 401(k) Savings and Retirement Plan.

How are the Company's officers compensated?

Under the supervision of the CGC Committee, the Company has developed compensation policies and programs designed to provide competitive levels of compensation that integrate pay with the Company's annual and long-term performance goals. The Company is committed to creating an incentive for its employees that encourages a team approach to accomplish corporate objectives and to create value for shareholders.

The executive officers' compensation for 2000 reflected the Company's increasing emphasis on tying pay to both short-term and long-term incentives. The short-term incentive is an annual cash bonus that is based on company performance and linked to a percentage of the executive officer's salary. The long-term incentives are performance-accelerated stock options. Incentive pay awarded to the Chief Executive Officer and the other Named Executive Officers is determined by Company performance goals that are established annually. The CGC Committee's approach to base compensation is to offer competitive (although slightly lower than median) salaries to the Chief Executive Officer and the other Named Executive Officers in comparison with market practices. Base salaries have become a relatively smaller component of the total executive officer compensation package as compared with the Company's pay-for-performance component. The 2000 average base salaries for the Named Executive Officers (not including the Chief Executive Officer) increased 13% over 1999 base salaries. (Note: This included increases in salary due to promotions of three of the incumbents during the year.)

How does the Company determine the CEO's and the other Named Executive Officers' salary increases?

The increase in base salaries in 2000 was determined based upon:

- a review of peer group comparison data (using the peer group compensation survey published by Hewitt, formerly known as the MCS survey);* and
- the subjective analysis of the CGC Committee, after evaluating the recommendations, peer group data, the Company's overall performance, and the respective individual performance criteria of the Chief Executive Officer and the other Named Executive Officers.

Please explain the Company's annual cash bonus program.

The Company's annual cash bonus program for the executive officers makes up the short-term incentive component of the executive officers' cash compensation. The payment of annual cash bonuses is based on both objective and subjective criteria. All full-time employees are eligible to receive a cash bonus.

Objective criteria for executive officers and corporate office employees include actual earnings improvement goals established by the CGC Committee at the end of the prior fiscal year. The Company uses earnings improvement for determining target goals for the executive officers' variable pay for two primary reasons: first, it is a defined measure of total Company performance; and second, it is a measure that can be easily identified and reviewed by shareholders. The objective criteria for field-based employees are primarily based upon store performance.

In order for an executive officer or corporate office employee to receive a cash bonus under the cash bonus program effective for 2000, the Company had to meet CGC Committee-established earnings improvement goals, each exceeding the prior year's performance. For executive officers, if the Company reached the "target" goal, which was considered by the CGC Committee to be challenging, then 25% of salary was to be awarded to each executive officer as a cash bonus. If the Company reached the "stretch" goal, which was considered by the Committee to be extremely challenging, then 75% of salary was to be awarded to each executive officer as a cash bonus. The percentage of salary awarded for earnings performance falling between the "target" and "stretch" goals is on a graduated scale (from 26% of salary to 74% of salary) commensurate with the earnings improvement over the prior year.

Subjective performance criteria include the results of each employee's annual performance and productivity improvement reviews. Each employee's performance is reviewed pursuant to the Company's

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* The peer group compensation survey is published annually by Hewitt (formerly known as the MCS survey). The 2000 survey included the following mass-merchandising companies: Ames Department Stores, Consolidated Stores, K-Mart Stores, Target Stores, Garden Ridge, Shopko Stores, Ross Stores, TJX Companies, Value City and Wal-Mart Stores. For the past eleven years, the Company has used this well-known peer-group annual salary survey when reviewing and establishing the Company's executive compensation policies. Because the Company uses this survey for executive compensation comparison, and because the Company ties executive compensation directly to Company performance, the same peer group survey, with the exception of those companies that are not publicly traded (and for which stock comparison data is therefore unavailable), is used for Company performance comparison purposes.

Performance Review Process. The Performance Review Process is a comprehensive program that focuses on total performance improvement by concentrating on development goals that tie to performance improvement areas identified in the performance review. Development goals emphasize skill enhancement, leadership development, performance improvement and career goal aspirations of employees. Performance goals focus on the key results required to actively pursue the Company's mission. Development and performance goals are set annually for each management employee with the employee's supervisor, and the payment of an annual bonus is dependent upon the employee achieving his/her individual goals. That is, Company performance is not the sole criterion by which an employee's annual cash bonus payout is determined. Two factors determine whether an employee receives an annual cash bonus: (a) the Company must achieve an established earnings goal; and (b) the individual must achieve a satisfactory performance evaluation based upon the above-described Performance Review Process factors. Therefore, equal weight is given to each of these factors.

Based on performance during 2000, executive officers will not receive a cash bonus in 2001. Executive officers received 46% of their annual salaries as cash bonuses in 1999.

Please explain the Company's Employee Stock Incentive Program.

The Company grants non-qualified stock options under the 1998 Stock Incentive Plan. Stock options are awarded to the executive officers, department directors, field management (including store managers and assistant store managers) and other personnel considered to be in key positions, as approved by the CGC Committee. The Company uses stock options as an incentive for outstanding performance and to encourage stock ownership.

Executive officers, department directors and other key employees receive "performance-accelerated" stock options with annual accelerated-vesting schedules tied to the achievement of corporate performance goals (as measured by earnings improvement) and individual performance goals (as measured by the Performance Review Process).

In 2000, because the Company did not meet its stock option program performance goals, the eligible employees did not vest on an accelerated basis in the options under this program. In 1999, each eligible employee vested in the maximum number of options, which could vest on an accelerated basis under this program because (1) the Company met its stock option program earnings goals and (2) each eligible employee achieved his or her previously established performance goals.

What is a "performance-accelerated" stock option?

To further encourage outstanding performance, the CGC Committee adopted a compensation program that ties the acceleration of stock option vesting to earnings goals. Each eligible employee receives stock option grants with a nine-and-one-half year vesting schedule. However, if the eligible employee meets his/her individual goals and the Company meets or exceeds its established earnings goal, then the stock option grant tied to that goal will vest on an accelerated basis.

How does the Company determine how many stock options to grant?

In determining the number of the shares subject to stock options granted to the employees eligible to participate in the stock incentive plans, the CGC Committee takes into account the employees' scope of accountability, their strategic and operational responsibilities and competitive compensation data.

How does the Company encourage officers to own Company stock?

The CGC Committee established a stock option program called the Stock Plus Program. This program, which is composed of option grants under the 1993 Employee Stock Incentive Plan, the 1995 Employee Stock Incentive Plan and the 1998 Stock Incentive Plan, awards executive officers and other key employees, as determined by the CGC Committee, additional stock options as an incentive for meeting Company stock ownership targets. Stock ownership targets are generally equal to at least two-and-one-half times salary and must be maintained for at least a year prior to receiving a Stock Plus grant. The Chief Executive Officer is required to maintain ownership of four times his salary to be eligible to participate in this program. In 2000 and 1999, each executive officer vested in the maximum number of Stock Plus Program options.

How is the Chief Executive Officer compensated?

As with the other executive officers, the CEO's compensation reflects the Company's increasing emphasis on tying compensation to both short-term and long-term performance. When determining the CEO's salary, the CGC Committee considers the CEO's prior-year performance and expected future contributions to the Company as well as peer-industry survey results published annually. The CEO's annual salary for 2000 was 4% lower than the median of the industry comparison group. The CEO did not receive an increase in his annual salary in 2000.

The CGC Committee believes the CEO should have some compensation at risk in order to encourage performance that maximizes shareholder return; therefore, it has created a significant opportunity for additional compensation through performance-accelerated incentives. The performance-accelerated compensation for which the CEO is eligible takes the form of both short-term and long-term incentives. Like other executive officers, the CEO is eligible for a cash bonus (the short-term incentive component) based on the attainment of individual goals and Company earnings improvement goals. Also like other executive officers, the CEO is eligible for Stock Incentive Program non-qualified performance-accelerated stock options and stock-ownership-based Stock Plus Program stock options (the long-term incentive component). The Stock Incentive Program stock options, which have a nine-and-one-half year vesting schedule, can be accelerated to an earlier vesting date if certain CGC Committee-established Company earnings improvement goals and individual performance goals are achieved.

The CGC Committee believes that in order to maximize the CEO's performance, a substantial portion of the CEO's compensation should be tied directly to overall Company performance. Consistent with this philosophy, the CGC Committee has established a salary for the CEO that is at or below the median for CEOs of the peer-group compensation survey participants and has emphasized the pay-for-performance components of the CEO's total compensation package. When determining the pay-for-performance component of the CEO's compensation package, the CGC Committee takes into consideration prior pay-for-performance awards. The CGC Committee determined that based on the CEO's individual performance and the performance of the Company, it was important to continue its incentive compensation program in a manner that is competitive in the industry and that continues to motivate and reward outstanding performance.

Under the Company's short-term incentive program (the cash bonus component), the CEO's total possible cash-bonus incentive is 100% of his salary. To be eligible for a cash bonus, the CEO must achieve personal performance goals established by the CGC Committee, and the Company must meet at least one of its earnings improvement goals. If the CEO meets his individual performance goals and the Company meets its CGC Committee-established cash bonus program "target" goal, the CEO will receive a cash bonus equal to 25% of his annual salary. If the CEO's individual goals are met and the CGC Committee-established cash bonus program "stretch" earnings goal is met, then the CEO will receive a cash bonus equal to 100% of his annual salary. The percentage of salary awarded for earnings performance falling between the "target" and "stretch" goals is on a graduated scale (from 26% to 99% of salary) commensurate with the earnings performance.

Because the Company did not meet the target earnings goal set for 2000, the CEO did not receive a cash bonus that would have been paid in 2001. Because the Company exceeded its "target" earnings goal set for 1999, but did not achieve its "stretch" earnings goal established for awarding cash bonus, the CEO's short-term incentive compensation program rewarded the CEO with a cash bonus (paid in 2000) of 46% of his annual salary.

The CEO's long-term incentive compensation program for 2000 rewarded the CEO with stock option grants up to approximately three to four-and-one-half times his annual salary. In 2000, because the CGC Committee-established stock option program goals were not met, the CEO will not vest in any shares available in his stock option grants on an accelerated basis.

The CEO also participates in the Company's Stock Plus program. This program rewards the CEO with additional stock options if he maintains a level of Company stock ownership equal to at least four times his salary.

How is the Company addressing Internal Revenue Code limits on the deductibility of executive compensation?

The Omnibus Budget Reconciliation Act of 1993 (the "Act") places a $1,000,000 limit on the amount of certain types of compensation for each of the Company's executive officers that will be considered tax deductible. The Company believes that its stock plans, under which stock option grants were made to the executive officers, comply with the Internal Revenue Service's regulations on the deductibility limit. The Company currently has an agreement with the CEO that will result in the deferral of non-performance-related compensation in excess of the $1,000,000 limit to a year in which the limit would not be exceeded. The Company continues to consider modifications to other compensation programs in light of the Act.

William S. Wire, II — Chairman
David M. Wilds
Dennis C. Bottorff
E. Gordon Gee

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

During 2000, the Audit Committee of the Board of Directors developed a charter for the Audit Committee (the "Charter"), which was originally adopted by the full Board of Directors on April 24, 2000, and was amended by the Board on November 12, 2001. The complete text of the Charter, which reflects standards set forth in the SEC regulations and New York Stock Exchange rules, is reproduced in Appendix "A" to this proxy statement.

As set forth in more detail in the charter, the Audit Committee's primary responsibilities fall into three broad categories:

1. Serve as an independent and objective body to monitor the Company's internal control system.
2. Review and appraise the audit efforts of the Company's independent accountants and internal auditing department.
3. Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department and the Board of Directors.

Every member of the Audit Committee is "independent," as that term is defined in the New York Stock Exchange listing standards. (On April 23, 2001, the Board of Directors confirmed Mr. Holland's independence, notwithstanding the Company's business relationship with Fruit of the Loom further described below. See "Transactions with Management; Expenses.") The Audit Committee has implemented procedures to devote the attention that it deems necessary or appropriate to each of the matters assigned to it under the Audit Committee's charter. To carry out its responsibilities, the Audit Committee met four (4) times during 2000.

In overseeing the preparation of the Company's financial statements, the Audit Committee met with both management and the Company's outside auditors to review and discuss all financial statements prior to their issuance and to discuss significant accounting issues. Management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee discussed the statements with both management and the outside auditors. The Audit Committee's review included discussion with the Company's independent auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees).

With respect to the Company's outside auditors, the Audit Committee, among other things, discussed with Ernst & Young LLP (the Company's independent auditors), matters relating to its independence, including the written disclosures made, and the letter from the Company's independent auditors delivered to the Audit Committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Finally, the Audit Committee continued to monitor the scope and adequacy of the Company's internal auditing program, including proposals for adequate staffing and to strengthen internal procedures and controls where appropriate. On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2001, for filing with the Securities and Exchange Commission.

John B. Holland — Chairman
Barbara M. Knuckles
Reginald D. Dickson
James L. Clayton
Barbara L. Bowles

COMMON STOCK PERFORMANCE

As a part of the executive compensation information presented in this Proxy Statement, the Securities and Exchange Commission requires the Company to prepare a performance graph that compares its cumulative total shareholders' return during the previous five years with a performance indicator of the overall stock market and the Company's peer group. For the overall stock market performance indicator, the Company uses the S&P 500 Index. For the peer group stock market performance indicator, the Company uses the stock market results of the publicly held participants of the compensation survey published by Hewitt used by the CGC Committee when reviewing and establishing the Company's executive compensation policies. See "Report of the Executive Compensation and Corporate Governance Committee of the Board of Directors on Executive Compensation."


600
500
400
300
200
100
0
DOLLARS
1/96
1/97
1/98
1/99
1/00
1/01

DOLLAR GENERAL CORPORATION — S&P 500 — PEER GROUP

SHAREHOLDER PROPOSALS FOR THE 2002 ANNUAL MEETING

The 2002 annual meeting of shareholders will be held on June 3, 2002. Shareholder proposals intended for presentation at the 2002 annual meeting of shareholders must be received by Larry K. Wilcher, General Counsel and Corporate Secretary, at 100 Mission Ridge, Goodlettsville, Tennessee 37072-2170 not later than March 15, 2002, for inclusion in the proxy statement and form of proxy relating to that meeting. All such proposals must be in writing and mailed by certified mail, return receipt requested, and must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act and the disclosure requirements of Item 405 of Regulation S-K of the Rules and Regulations of the SEC require the Company's executive officers and directors, and any person who owns more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, the applicable market or exchange upon which the Company's shares are listed and the Company. Based solely on the Company's review of copies of such forms it has received and based on written representations from certain reporting persons that they were not required to file Forms 5 for specified fiscal years, the Company believes that all its officers, directors and greater-than-ten-percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during 2000.

PEOPLE WITH DISABILITIES

If you are disabled and would like to participate in the Annual Meeting, the Company can provide reasonable assistance. Please write to the Corporate Secretary at least two weeks before the Annual Meeting.

CONDUCT OF THE ANNUAL MEETING

The Company is not currently aware of any business to be acted upon at the Annual Meeting other than the three matters described herein. Under Tennessee law, no other business aside from procedural matters may be raised at the Annual Meeting unless proper notice has been given to the shareholders. If such other business is properly raised, your proxies have authority to vote as they think best, including to adjourn the meeting.

The Chairman has broad authority to conduct the Annual Meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, he has broad discretion to establish reasonable rules for discussion, comments and questions during the meeting. The Board of Directors has decided that the Annual Meeting will be conducted in accordance with the American Bar Association's "Handbook for the Conduct of Shareholders' Meetings" published in 2000, including the supplemental rules thereto. The Chairman is also entitled to rely upon applicable law regarding disruptions or disorderly conduct to ensure that the Annual Meeting proceeds in a manner that is fair to all participants.

METHOD OF COUNTING VOTES

Unless a contrary choice is indicated, all duly executed proxies will be voted in accordance with the instructions set forth on the back side of the proxy card. Abstentions and "non-votes" will be counted as present for purposes of determining a quorum, but will not be counted as votes in favor of or against a particular proposal. If a broker or nominee holding shares in "street" name indicates on the proxy that it does have discretionary authority to vote on a particular matter, those shares will not be voted with respect to that matter and will be disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

Change in Independent Accountant

On September 14, 2001, Dollar General Corporation (the "Company") dismissed Deloitte & Touche LLP ("Deloitte & Touche") as its independent accountant. The Company's decision was approved by both the Audit Committee of the Board of Directors and by the Company's Board of Directors. Deloitte & Touche's reports on the Company's financial statements for fiscal years 1998 and 1999 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Deloitte & Touche has not issued an audit report on any of the Company's financial statements since January 28, 2000, the Company's 1999 fiscal year end.

Also on September 14, the Company retained the services of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as its new independent accountant to audit the Company's financial statements. The retention of PricewaterhouseCoopers was recommended by the Audit Committee and approved, by resolution, by the Board. PricewaterhouseCoopers orally consented to serve as the Company's independent accountant.

On September 20, 2001, prior to the Company's announcement of its retention of Pricewaterhouse-Coopers in a Form 8-K, PricewaterhouseCoopers resigned as the Company's independent accountant because of an irreconcilable conflict of interest that was previously unknown to the Pricewaterhouse-Coopers representatives associated with the Dollar General engagement. PricewaterhouseCoopers has advised the Company that its resignation was not related in any respect to the matters on which the Company consulted with PricewaterhouseCoopers prior to its engagement to serve as the Company's independent accountant, or any matter respecting the Company that came to its attention subsequent to its retention.

Neither the Audit Committee nor the Company's Board of Directors have been provided information relating to the nature of PricewaterhouseCoopers' conflict. As a result, the Audit Committee and the Board were not in a position to recommend or to approve or disapprove of Pricewaterhouse-Coopers' resignation.

PricewaterhouseCoopers has never issued any opinion on the Company's financial statements.

On September 21, 2001, Ernst & Young LLP ("Ernst & Young") advised the Company that it was prepared to serve as the Company's independent accountant, subject to the completion of certain acceptance procedures which it expected to successfully conclude. On October 5, 2001, the Company retained Ernst & Young as the Company's independent accountants. The retention of Ernst & Young was recommended by the Audit Committee and approved by the Board of Directors of the Company.

Disagreement with Prior Independent Accountant — Deloitte & Touche

During the Company's two most recent fiscal years and through the date of this report, there were no disagreements with Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte & Touche would have caused it to make reference to the subject matter of the disagreement in its report on the Company's financial statements, provided however:

In the course of preparing to restate its financial statements for fiscal years 1998 and 1999, as well as revising the previously released unaudited financial information for fiscal year 2000 (collectively, the "Restatements"), the Company has more closely examined its previous accounting practices with regard to certain synthetic lease facilities entered into in 1997 and 1999 with respect to its use and occupancy of certain real property, including approximately 400 stores, two of the Company's distribution centers and the Company's corporate headquarters in Goodlettsville, Tennessee (the "Synthetic Leases"). After review and consultations with outside accountants from KPMG LLP, the Company has determined that its previous treatment of the Synthetic Leases as operating leases for accounting purposes was in error. The Company has therefore restated its financial statements to treat these leases as capital leases. The Company and representatives from KPMG LLP, as well as the Audit Committee of the Board of Directors, through its representatives, have discussed the subject of the accounting treatment for Synthetic Leases with Deloitte & Touche. At the time of its termination, Deloitte & Touche had expressed the view that it had not been provided sufficient information by the Company to conclude that the Company's previous treatment of Synthetic Leases as operating leases was in error.

Disagreement with Prior Independent Accountant — PricewaterhouseCoopers

During the Company's two most recent fiscal years and through the date of this report, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers would have caused it to make reference to the subject matter of the disagreement in its report on the Company's financial statements.

Other Reportable Events — Deloitte & Touche

During the Company's two most recent fiscal years and through the date of this report, there were no "reportable events," by Deloitte & Touche, as that term is defined in Item 304(a)(1)(v) of Regulation S-K, provided however:

As discussed in further detail in our Annual Report on Form 10-K, the Company and the Audit Committee of the Board of Directors became aware of certain accounting issues that have caused the Company to restate its financial statements. Following a report from the Company to Deloitte & Touche in April 2001 on its discovery of these issues, Deloitte & Touche gave the Company notice as provided under Section 10A of the Securities Exchange Act of 1934 (the "Exchange Act") that such issues may have included "illegal acts" as that term is defined in the Exchange Act. The Audit Committee of the Board of Directors conducted an investigation of these matters, assisted by its outside counsel, Dechert Price & Rhoads, and the independent accounting firm Arthur Andersen LLP, in order to assure that the Audit Committee was adequately informed with respect to the issues raised by the Restatements. On the Audit Committee's recommendation and with the Board of Directors' approval, the Company has implemented certain appropriate interim remedial actions in response to the matters included in the Audit Committee's review.

In connection with these events, Deloitte & Touche has informed the Company that information has come to its attention that, if further investigated, (i) may materially impact the fairness or reliability of its previously issued audit reports and the underlying financial statements as well as the financial statements to be issued for the Company's 2000 fiscal year; (ii) may cause it to be unwilling to rely on the representations of certain members of management; and (iii) due to Deloitte & Touche's dismissal, it will be unable to conduct such further investigation or resolve these issues to its satisfaction.

Other Reportable Events — PricewaterhouseCoopers

During the Company's two most recent fiscal years and through the date of this report, there were no "reportable events," by PricewaterhouseCoopers, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Authorization to Respond to Successor Independent Accountant

The Company has authorized Deloitte & Touche and PricewaterhouseCoopers to respond fully to the inquiries of Ernst & Young concerning these issues.

Consultations with Independent Accountant — PricewaterhouseCoopers

Prior to its retention as the Company's independent accountant, PricewaterhouseCoopers was engaged as accounting consultants by counsel for the Company advising a special committee of the Board of Directors with respect to certain shareholder derivative lawsuits currently pending against the Company and several current and former members of its Board of Directors and management. In connection with this engagement, counsel directed PricewaterhouseCoopers to consult with Company personnel regarding the appropriate accounting treatment for the Synthetic Leases. In oral communications, PricewaterhouseCoopers provided the special committee a preliminary view, based on information made available to it by the Company, that the Synthetic Leases should be treated as capital leases for accounting purposes. The Company's consultation with Deloitte & Touche on the subject of the accounting treatment for Synthetic Leases and Deloitte & Touche's views thereon are discussed above under the caption "Disagreement with Prior Independent Accountant."

In addition, in connection with its work relating to the shareholder derivative litigation, counsel directed PricewaterhouseCoopers to consult with Company personnel on the application of the accounting standards to the valuation of certain deferred state income tax liabilities. PricewaterhouseCoopers, in oral communications, gave the special committee its preliminary views that the applicable accounting standards require the Company to determine deferred income tax liabilities using differentiated rates as opposed to a consolidated tax rate. After review and consultations with KPMG LLP and taking into account the oral observations received from PricewaterhouseCoopers, the Company has restated its financial statements accordingly. The Company did not consult with Deloitte & Touche on this subject.

Other than with respect to the two preceding matters, the Company has not consulted with PricewaterhouseCoopers regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided that PricewaterhouseCoopers concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

PricewaterhouseCoopers was not requested to and did not perform an engagement under Statement on Auditing Standards No. 50 with respect to either consultation.

Consultations with Independent Accountant — Ernst & Young

During the two most recent fiscal years and during the current fiscal year prior to their engagement as the Company's independent accountants, the Company consulted with Ernst & Young on various tax related matters which, the Company has been advised by Ernst & Young, did not involve matters that are the subject of Item 304(a)(2)(i) or (ii) of Regulation S-K.

Restatement and Appearance of Auditors

For reasons set forth in detail in the Company's accompanying Annual Report on Form 10-K, the Company is restating by means of that Report its audited financial statements for fiscal years 1998 and 1999. The Company's audited financial results for fiscal year 2000 also restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Company was assisted in these efforts by the accounting firm of Ernst & Young, which audited the restated financial statements for fiscal years 1998 and 1999 and the financial statements for fiscal year 2000. Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

Accounting Fees

The Company has been billed $3,831,790 for professional services provided by Ernst & Young relating to its audit of the Company's financial statements for the 1998, 1999 and 2000 fiscal years. The following table sets forth amounts billed to the Company by Ernst & Young for audit work relating to the audit of the Company's financial statements for the 2000 fiscal year, and for other services rendered attributable to such year.

Services Provided	Fee Amount
Audit Fees	$1,277,000
All Other Fees	96,011
Total	$1,373,011

The following table sets forth amounts billed to the Company by Deloitte & Touche for audit work relating to the Company's financial statements for the 2000 fiscal year and review of the Company's fiscal 2000 interim financial statements ("Audit Fees"), and for other services rendered during such year.

Services Provided	Fee Amount
Audit Fees	$237,800
All Other Fees	487,691
Total	$725,491

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

The Securities and Exchange Commission ("SEC") has issued a new rule that became effective December 4, 2000, regarding the delivery of proxy statements and information statements to households. This rule is intended to complement a previously issued ruling on the delivery of disclosure documents to households issued December 20, 1999. Together these rules spell out the conditions under which annual reports, information statements, proxy statements, prospectuses and other disclosure documents of a particular company that would otherwise be mailed in separate envelopes to more than one person at a shared address may be mailed as one copy in one envelope addressed to all holders at that address. In accordance with that rule, Dollar General Corporation began "householding" all annual reports and proxy and information statements effective January 1, 2002.

If you are a registered shareholder and you choose not to have your annual reports and proxy and information statements sent to a single household address as described above, you must "opt-out" by marking the designated box on the enclosed proxy card. If you choose to "opt-out" of the householding program at a future date, please write to Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072 or call us at (615) 855-4000. We will cease householding your annual reports and proxy and information statements within 30 days after receiving your request. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be "householded" until you notify us otherwise. You may also contact us at the above address and telephone number if you are a registered shareholder subject to householding and would like to receive a separate copy of this proxy statement and the Company's consolidated Annual Report and Annual Report on Form 10-K. We will deliver such materials promptly upon receipt of your request.

If you own your Dollar General stock in nominee name (such as through a broker), information regarding householding of disclosure documents should be forwarded to you by your broker.

OTHER MATTERS

The cost of soliciting proxies will be borne by the Company. In addition to this solicitation by mail, proxies may be solicited personally and by mail, telephone or telegraph, by officers, directors and regular employees of the Company, without extra compensation. Brokers, nominees, fiduciaries and other custodians will be requested to forward soliciting material to the beneficial owners of shares and will be reimbursed for their expenses. The Company has retained Morrow & Co., Inc. to solicit proxies in connection with the Annual Meeting, for which services the Company expects to pay $5,000 plus disbursements. Proxies may be voted by returning the printed proxy card, or by voting via telephone or Internet. For more information about how to vote your proxy, please see the instructions on your proxy card.

The Board of Directors is not aware of any matter to be submitted for consideration at the Annual Meeting other than those set forth in the accompanying notice. If any other matter properly comes before the Annual Meeting for action, proxies will be voted on such matter in accordance with the best judgment of the persons named as proxies. Each shareholder has the unconditional right to revoke his or her proxy at any time prior to the voting thereof by giving the Secretary of the Company written notice of such revocation.

The Company's consolidated Annual Report and Annual Report on Form 10-K is being mailed to shareholders with this proxy statement.

Whether or not you expect to be physically present at the Annual Meeting, please vote your proxy as soon as possible. You may vote your proxy electronically or by phone according to the instructions on the enclosed card, or you may sign, date and return the enclosed printed proxy card in the enclosed business reply envelope. No postage is necessary if the proxy is mailed within the United States.

DOLLAR GENERAL CORPORATION
BOARD OF DIRECTORS
AUDIT COMMITTEE CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the Corporation's systems of internal controls regarding finance, accounting, and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's internal control system.
- Review and appraise the audit efforts of the Corporation's independent accountants and internal auditing department.
- Provide an open avenue of communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV. of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Members of the Audit Committee shall be considered independent if they have no relationship to the Corporation that may interfere with the exercise of their independence from management and the Corporation. Examples of such relationships include:

- a director being employed by the Corporation or any of its affiliates for the current year or any of the past five years;
- a director accepting any compensation from the Corporation or any of its affiliates other than compensation for board service or benefits under a tax-qualified retirement plan;
- a director being a member of the immediate family of an individual who is, or has been in any of the past five years, employed by the Corporation or any of its affiliates as an executive officer;
- a director being a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Corporation made, or from which the Corporation received, payments that are or have been significant to the Corporation or business organization in any of the past five years;
- a director being employed as an executive of another company where any of the Corporation's executives serves on that company's compensation committee.

A director who has one or more of these relationships may be appointed to the Audit Committee, if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required by the best interests of the Corporation and its shareholders, and the Board discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

Each member of the Committee shall be financially literate and must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement or must become able to do so within a reasonable period of time after appointment to the Committee.

At least one member of the Committee shall have related financial expertise, and must have had past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in that individual's financial sophistication. Such experience may include being or having been a chief executive officer, chief financial officer or other senior officer with financial reporting oversight responsibilities.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee shall meet at least annually with management, the director of the internal auditing department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.
2. Review the organization's annual audited financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.
3. Review with financial management and the independent accountants the Form 10-Q prior to its filing.
4. Review the regular internal reports to management prepared by the internal auditing department and management's response.

Independent Accountants

5. Recommend to the Board of Directors the selection of the independent accountants (which firm is ultimately accountable to the Audit Committee and the Board), considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.
6. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.
7. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.
8. Obtain from the independent accountants assurance that Section 10A of the Securities Exchange Act of 1934 has not been implicated.

9. Discuss with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to the conduct of the audit.

Financial Reporting Processes

10. In consultation with the independent accountants and the internal auditors, review the integrity of the organization's financial reporting processes, both internal and external.

11. Consider the independent accountants' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

12. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal auditing department.

13. Prepare the report required by the rules of the Securities and Exchange Commission to be included with the Corporation's annual proxy statement, including, but not limited to, whether the Audit Committee recommended to the Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Process Improvement

14. Establish regular and separate reporting to the Audit Committee by each of management, the independent accountants and the internal auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

15. Following completion of the annual audit, review separately with management, the independent accountants and the internal auditing department any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

16. Review any significant disagreement among management and the independent accountants or the internal auditing department in connection with the preparation of the financial statements.

17. Review with the independent accountants, the internal auditing department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate of time subsequent to implementation of changes or improvements, as decided by the Committee.)

18. Review the Corporation's business interruption/disaster recovery program and provide oversight that management applies the program in a manner consistent with business functions.

Ethical and Legal Compliance

19. Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

20. Review management's monitoring of the Corporation's compliance with the organization's Ethical Code, and review management's system of ensuring that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

21. Review activities, organizational structure, and qualifications of the internal audit department.

22. Review, with the Corporation's General Counsel, legal matters that could have a significant impact on the organization's financial statements.

23. Perform any other activities consistent with this Charter, the Corporation's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

While the Audit Committee has the responsibilities and duties set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent accountants. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent accountants or to assure compliance with laws and regulations and the Corporation's Code of Ethical Conduct.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 2, 2001

Commission file number 0-4769

DOLLAR GENERAL CORPORATION
(Exact name of Registrant as Specified in its Charter)

Tennessee	**61-0502302**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Mission Ridge
Goodlettsville, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of the Exchange on which Registered
Common Stock	**New York Stock Exchange**
Series B Junior Participating Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒ Note: The Company did not timely file its Annual Report on Form 10-K for fiscal 2000 and its quarterly reports on Form 10-Q for the first three quarters of fiscal 2001 as a result of the restatement of the Company's financial statements described herein. Such Annual Report on Form 10-K is filed herewith, and such quarterly reports on Form 10-Q are being filed on the date hereof.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of December 14, 2001, was $3,935,877,699, based upon the last reported sale price on such date by the New York Stock Exchange.

The number of shares of common stock outstanding on December 14, 2001, was 332,577,284.

Documents Incorporated by Reference: Not applicable

The following text contains references to years 2002, 2001, 2000, 1999, 1998, 1997 and 1996, which represent fiscal years ending or ended January 31, 2003, February 1, 2002, February 2, 2001, January 28, 2000, January 29, 1999, January 30, 1998, and January 31, 1997, respectively. This discussion and analysis should be read with, and is qualified in its entirety by the consolidated financial statements and the notes thereto.

PART I

ITEM 1. BUSINESS

General

Dollar General Corporation (the "Company" or "Dollar General") is a leading discount retailer of quality general merchandise at everyday low prices. Through conveniently located stores, the Company offers a focused assortment of consumable basic merchandise including health and beauty aids, packaged food products, home cleaning supplies, housewares, stationery, seasonal goods, basic clothing and domestics. Dollar General stores serve primarily low-, middle- and fixed-income families.

The Company opened its first store in 1955, in which year the Company was first incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. The Company changed its name to Dollar General Corporation in 1968, and reincorporated as a Tennessee corporation in 1998. As of February 2, 2001, the Company operated 5,000 stores located in 25 states, primarily in the southeastern and midwestern United States. As of December 14, 2001, the Company operated 5,562 stores in 27 states.

Recent Developments

Restatement of Financial Statements. On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1999 and 1998, and to restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Audit Committee of the Board of Directors promptly assumed oversight of the Company's response to these issues and commenced an independent review to prepare the Committee for its role in reviewing the restated financial statements, assisted by the law firm of Dechert, Price and Rhoads and the independent accounting firm Arthur Andersen, LLP. The Company further announced on June 7, 2001, that its Chairman and Chief Executive Officer had directed the Company's financial staff and its outside professional consultants to review the Company's reporting, record keeping, accounting and internal control policies and practices, and that until such review had been concluded, the Company would not be in a position to update its prior financial guidance. The Company's financial staff conducted its review of these issues with the assistance of the Company's outside counsel, Debevoise & Plimpton, and accounting consultants from KPMG LLP.

Consistent with the activities of the Audit Committee and the Company's review of its financial statements for the 1998, 1999 and 2000 fiscal years, the Company is restating by means of this filing its audited financial statements for fiscal years 1999 and 1998, and is filing herewith its audited financial results for fiscal year 2000, which restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Company's previously released financial data should not be relied upon.

Restated net income and diluted earnings per share for 2000 are $70.6 million and $0.21, respectively, as compared to the $206.0 million and $0.62 previously reported. The restated results for 2000 include a pre-tax expense of $162.0 million to settle the Company's restatement-related litigation described below. Excluding the litigation settlement expense, restated net income and diluted earnings per share for 2000 are $169.6 million and $0.51, respectively. Restated net income totaled $186.7 million in fiscal 1999 and $150.9 million in fiscal 1998, equaling diluted earnings per share of $0.55 and $0.45, respectively. The Company originally reported, prior to the restatement, net income of $219.4 million in fiscal 1999 and $182.0 million in fiscal 1998, equaling diluted earnings per share for those periods of $0.65 and $0.54, respectively.

In its April 30, 2001 announcement, based on a preliminary assessment of the accounting issues involved, the Company estimated that the reduction in aggregate earnings as a result of the restatement would be approximately $0.07 per share over the three-year period of 2000, 1999 and 1998. The review completed by the Company of its financial statements ultimately identified a number of accounting issues for restatement in addition to those that formed the basis for the preliminary estimate provided on April 30, 2001. As a result of these additional issues, and following the completion of the Company's review of the issues that had been identified originally, the restatement has resulted in an aggregate effect on diluted earnings per share, excluding the litigation settlement expense, of $0.30 over the three-year period of 2000, 1999 and 1998.

The issues for restatement, excluding the litigation settlement expense, can be broken down into four general categories: (i) items impacting the cost of goods sold that were recorded incorrectly and/or that reflect more accurate estimates, (ii) selling, general and administrative ("SG&A") expenses that were either incurred but not accrued, or recorded incorrectly, (iii) additional interest expense required as a result of restating certain operating leases as capital leases and financing obligations, and the addition of capital lease and financing obligation liabilities to the Company's balance sheets, and (iv) changes to the Company's income tax provision to correct errors. The effects of these issues on diluted earnings per share over the three-year period are summarized in the following table:

		Year Ended		
Adjustments to diluted earnings per share*:	**3 Year Cumulative**	**February 2, 2001**	**January 28, 2000**	**January 29, 1999**
Cost of goods sold	$(0.05)	$(0.01)	$(0.01)	$(0.03)
Selling, general and administrative expenses	(0.11)	(0.02)	(0.05)	(0.04)
Interest expense	(0.11)	(0.06)	(0.04)	(0.01)
Tax provision	(0.02)	(0.01)	(0.00)	(0.01)
	$(0.30)	$(0.11)	$(0.10)	$(0.09)

* Totals may not foot due to rounding; excludes litigation settlement expense.

Although the issues for restatement in total had a negative aggregate impact on earnings per share over the three-year period, some of the issues resulted in an increase in diluted earnings per share, while others affected diluted earnings in individual years but had no impact on aggregate diluted earnings per share over the three-year period.

In addition to the restatement of the Company's results of operations, the correction of many of these issues also required an adjustment to the Company's previously reported balance sheets. Please refer to Note 2 to the Consolidated Financial Statements for a schedule reconciling the various restatement-related adjustments with previously released data for 2000, 1999 and 1998.

Restatement-Related Proceedings. Following the April 30, 2001, announcement discussed above, more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. On July 17, 2001, the court entered an order appointing the Florida State Board of Administration and the Teachers' Retirement System of Louisiana as lead plaintiffs and the law firms of Entwistle & Cappucci LLP; Milberg Weiss Bershad Hynes & Lerach LLP; and Grant & Eisenhofer, P.A. as co-lead counsel. On January 3, 2002, the lead plaintiffs filed an amended consolidated class action complaint purporting to name as plaintiffs a class of persons who held or purchased the Company's securities and related derivative securities between May 12, 1998, and September 21, 2001. Among other things, plaintiffs have alleged that the Company and certain of its current and former officers and directors made misrepresentations concerning the Company's financial results in the Company's filings with the Securities and Exchange Commission and in various press releases and other public statements. The plaintiffs seek damages with interest, costs and such other relief as the court deems proper.

The Company has reached a settlement agreement with the purported class action plaintiffs, pursuant to which the Company has agreed to pay $140 million to such plaintiffs in settlement for their claims, and to implement certain enhancements to its corporate governance and internal control procedures. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. Following the completion of confirmatory discovery, plaintiffs have the right under the settlement agreement to amend their complaint further to increase the size of the class, and to negotiate with the Company for additional damages, the aggregate amount of all damages to be paid in settlement of plaintiffs' claims not to exceed $162 million. The Company expects that following the completion of such confirmatory discovery, the plaintiffs will amend their complaint and seek aggregate damages of $162 million. The Company has accordingly recognized an expense of $162 million in the fourth quarter of 2000. The Company expects to receive from its insurers approximately $4.5 million in respect of the class action settlement, which amount has not been accrued in the Company's financial statements.

In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant. The Company is named as a nominal defendant in the actions, which seek restitution and/or compensatory and punitive damages with interest, equitable and/or injunctive relief, costs and such further relief as the court deems proper. By order entered October 31, 2001, the court appointed Michael Dixon, Jr., Carolinas Electrical Workers Retirement Fund and Thomas Dewey, plaintiffs in one of the six filed cases, as lead plaintiffs and the law firms of Branstetter, Kilgore Stranch & Jennings, and Stanley, Mandel & Iola as lead counsel. In the same order, the court stayed the remaining cases pending completion of the lead case. Among other things, the plaintiffs allege that certain current and former Company directors and officers breached their fiduciary duties to the Company and that Deloitte & Touche aided and abetted those breaches and was negligent in its service as the Company's independent accountant. During August and September 2001, the Company moved to dismiss all six cases for failure to make a pre-suit demand on the Board of Directors and, in the alternative, requested that the court stay the actions pending the completion of an investigation into the allegations in the complaints by the Shareholder Derivative Claim Review Committee of the Company's Board of Directors. The lead plaintiffs filed an opposition to this motion on October 2, 2001. A hearing on the motion has not yet been scheduled.

Two purported shareholder derivative lawsuits also have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company is named as a nominal defendant in these actions, which seek declaratory relief, compensatory and punitive damages, costs and such further relief as the court deems proper. By motion filed on September 28, 2001, the Company requested that the federal court abstain from exercising jurisdiction over the purported shareholder derivative actions in deference to the pending state court actions. By agreement of the parties and court order dated December 3, 2001, the case has been stayed until June 3, 2002.

The Company and the individual defendants have reached a settlement agreement with lead counsel to the plaintiffs in the lead Tennessee state shareholder derivative action. The agreement includes a payment to the Company from a portion of the proceeds of the Company's director and officer liability insurance policies as well as certain corporate governance and internal control enhancements. Pursuant to the terms of such agreement, the Company anticipates that all of the stayed cases, including the federal derivative cases described above, will be dismissed with prejudice by the courts in which they are pending. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. If the settlement agreement is approved, the Company expects that it will result in a net payment to the Company, after attorneys' fees payable to the plaintiffs' counsel, of approximately $24.8 million, which has not been accrued in the Company's financial statements.

The Company believes that it has substantial defenses to the purported class action and the derivative lawsuits and intends to assert these defenses in the courts in which the actions are pending in the event the settlement agreements referred to above do not successfully resolve these matters. These cases are at an early stage and the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated. An unfavorable outcome for the Company in these actions could have a material adverse impact on the Company's financial position and results of operations.

The Company has been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001 announcement. The Company is cooperating with this investigation by providing documents and other information to the SEC.

Overall Business Strategy

Dollar General's mission statement is "A Better Life for Everyone!" To carry out this mission, the Company has developed a business strategy that focuses on providing its customers with a focused assortment of consumable basic merchandise in a convenient, small-store format.

Our Customers. The Company serves the consumable basics needs of customers primarily in the low- and middle-income brackets, and customers on fixed incomes. Research performed by an outside service on behalf of the Company in the Spring of 2001 indicated that approximately 55% of its customers live in households earning less than $30,000 a year, and approximately 36% earn less than $20,000. The Company's merchandising and operating strategies are designed to meet the consumable basics needs of the consumers in this group.

Our Stores. The average Dollar General store has approximately 6,700 selling square feet and serves customers whose homes are usually located within three to five miles of the store. Most stores are in small towns with populations of fewer than 20,000. The Company believes that its target customers prefer the convenience of a small, neighborhood store. As the discount store industry continues to move toward larger, "super-center" type stores, which are often built outside of towns, the Company believes that Dollar General's convenient discount store format will continue to attract customers and provide the Company with a competitive advantage.

Our Merchandise. The Company is committed to offering a focused assortment of quality, consumable basic merchandise in a number of core categories, such as health and beauty aids, packaged food products, home cleaning supplies, housewares, stationery, seasonal goods, basic apparel and domestics. Because the Company offers a focused assortment of consumable basic merchandise, customers are able to shop at Dollar General stores for their everyday household needs. In 2000, the average customer transaction was $8.27.

Our Prices. The Company distributes quality, consumable basic merchandise at everyday low prices. The Company's strategy of a low-cost operating structure and a focused assortment of merchandise is designed to allow the Company to offer quality merchandise at highly competitive prices. As part of this strategy, the Company emphasizes even-dollar price points. The majority of the Company's products are priced at $10 or less, with approximately 33% of the products priced at $1 or less. The most expensive items are generally priced around $35.

Our Cost Controls. The Company places an emphasis on aggressively managing its overhead cost structure. Additionally, the Company seeks to locate stores in neighborhoods where rental and operating costs are low. The Company attempts to control operating costs by implementing new technology where feasible. Examples of this strategy in fiscal 2000 and 2001 include new IBM registers designed to capture payroll information and monitor employee productivity, new handheld store inventory ordering technology which should result in lower inventory handling and carrying costs, and the introduction of a new sales audit product which identifies register procedure violations by providing transactional information about cashier activities.

Growth Strategy

The Company has experienced a rapid rate of expansion in recent years, increasing its number of stores from 2,059 as of January 31, 1995, to 5,562 as of December 14, 2001. In addition to growth from new store openings, the Company recorded same-store sales increases of 0.9%, 6.4% and 8.3% in 2000, 1999 and 1998, respectively. Management will continue to seek to grow the Company's business. The Company believes this growth will come from a combination of new store openings, infrastructure investments and merchandising initiatives.

New Store Growth. Management believes that the Company's convenient, small-store format is adaptable to small towns and neighborhoods throughout the country. The Company currently serves more than 3,000 communities with populations of fewer than 20,000. The Company intends to continue to focus on small towns and neighborhoods within its existing market area where management believes the Company has the potential to expand its store base. By opening new stores in its existing market area, the Company takes advantage of brand awareness and maximizes its operating efficiencies.

In addition, the Company expects to explore the potential for expansion into new geographic markets as opportunities present themselves. Specifically, in 2001 the Company opened its first stores in New York and New Jersey. As of December 14, 2001, the Company had 49 stores in New York, and eight stores in New Jersey. Consistent with its strategy, the Company is focusing its efforts in these states on small communities.

In 2000, 1999 and 1998, the Company opened 758, 646 and 551 new stores, and remodeled or relocated 237, 409 and 351 stores, respectively. In 2001, the Company currently plans to open approximately 600 new stores, close 50 to 60 stores, and remodel or relocate approximately 70 stores.

Infrastructure Investments. In recent years, the Company has made significant investments in its distribution network and management information systems. In August 2000, the Company opened a 1.0 million square-foot distribution center ("DC") in Alachua, Florida, and in April 2001, the Company opened a 1.2 million square-foot DC in Zanesville, Ohio. Subsequent to the DC opening in Alachua, Florida the Company closed a DC in Homerville, Georgia. In addition, the Company closed a DC in Villa Rica, Georgia that had only served new stores. As a result of these openings and closings, the Company has seven distribution centers located throughout the southeastern and midwestern United States. Of these seven DCs, four were opened between 1998 and 2001 — Alachua, Florida; Zanesville, Ohio; Indianola, Mississippi; and Fulton, Missouri. The remaining three DCs are located in Ardmore, Oklahoma; Scottsville, Kentucky; and South Boston, Virginia. These significant investments in distribution were the result of the Company's strategy to reduce transportation expenses and effectively support the Company's growth. Each DC, on average, services 800 stores with an average distance per delivery of approximately 220 miles.

Recent investments in technology include a new merchandise planning system designed to assist our merchants with their purchasing and store allocation decisions (2001 and 2002); satellite technology that provides faster check authorization and improves communications between the stores and the corporate office (2001 and 2002); new handheld store-ordering technology to improve the accuracy of store orders (2000 and 2001); new flatbed scanners to increase checkout speed and scanning accuracy (2000); new IBM registers that capture payroll data and monitor employee productivity (2000, 2001 and 2002); an automated distribution center replenishment system to reduce inventory safety stocks (2000); and the introduction of the Manugistics transportation management system, which optimizes truck routes and backhaul opportunities (1998 and 1999).

Merchandising Initiatives. The Company's merchandising initiatives are designed to promote same-store sales increases. In 2000, the Company modified its merchandise mix by discontinuing approximately 850 slow-performing items and adding approximately 600 new items. The Company also added soft drink coolers in all of its stores and continued to introduce promotional items, representing less than 5% of total net sales in 2000. The Company will continue to evaluate the performance of its merchandise mix and make changes where appropriate.

Merchandise

Dollar General stores offer a focused assortment of quality, consumable basic merchandise in a number of core categories. The Company separates its merchandise into the following four divisions for internal reporting purposes: (1) highly consumable, (2) hardware and seasonal, (3) basic clothing, and (4) home products.

Since 1997, the Company has increased its emphasis on the highly consumable division by adding items in the food, paper, household chemicals, and health and beauty care categories. During the same period, the Company has reduced its emphasis on the home products division by eliminating items such as bath mats, area rugs and bath towels. In 1998, the Company introduced approximately 400 new stock-keeping units ("SKUs") of family-oriented, basic apparel including items such as jeans, khakis, T-shirts and knit shirts for men, women and children at prices of $10 or less. As of December 14, 2001, the Company continues to carry approximately half of those SKUs, which the Company considers a part of its core apparel program.

The percentage of total sales of each of the four divisions tracked by the Company is as follows: in 2000 total sales consisted of 55.3% highly consumables, 15.5% hardware and seasonal, 12.2% basic clothing and 17.0% home products; in 1999 total sales consisted of 51.3% highly consumables, 16.5% hardware and seasonal, 12.4% basic clothing and 19.8% home products; and in 1998 total sales consisted of 42.3% highly consumables, 18.8% hardware and seasonal, 12.2% basic clothing and 26.7% home products. Of the four divisions, the hardware and seasonal division typically records the highest gross profit rate and the highly consumables division typically records the lowest gross profit rate.

The Company purchases its merchandise from a wide variety of suppliers. No supplier accounted for more than 13% of the Company's purchases in 2000. Approximately 12% of the Company's purchases in 2000 were imported.

The Company does not run weekly advertising circulars but does advertise to support new store openings. Advertising expenses are less than 1% of sales.

The Company maintains approximately 3,500 core SKUs per store. The Company's average customer purchase in 2000 was $8.27. The average number of items in each customer purchase was 5.8, and the average price of each purchased item was $1.42.

As indicated in Note 4 to the Consolidated Financial Statements, the Company believes that it has certain excess inventory that will require a markdown to assist with its disposition. Accordingly, the Company recorded a markdown which had the impact of reducing inventory at cost at February 2, 2001, and increasing cost of goods sold in the fourth quarter of 2000 by approximately $21.5 million. The Company believes that this markdown will be adequate to ensure the sale of the excess inventory during fiscal years 2001 and 2002. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without a further markdown. The Company moved $116.0 million of inventory out of current assets at February 2, 2001, that it does not expect to sell during 2001.

The Company's business is modestly seasonal in nature. The only extended seasonal increase in business that the Company experiences is the Christmas selling season. During the Christmas selling season, the Company carries merchandise that it does not carry during the rest of the year such as gift sets, trim-a-tree, certain baking items, and a broader assortment of toys and candy. In 2000, 1999 and 1998 the fourth quarter generated 32%, 30% and 31% of the Company's total annual revenues, respectively. Although all four of the Company's divisions experienced their highest sales in the fourth quarter, the hardware and seasonal division had the largest increases.

The Dollar General Store

The typical Dollar General store has approximately 6,700 square feet of selling space and is operated by a manager, an assistant manager and two or more sales clerks. Most stores are in small towns with populations of fewer than 20,000. As of December 14, 2001, approximately 58% of stores were located in strip shopping centers, 38% were freestanding buildings and less than 4% were in downtown store buildings. The Company generally has not encountered difficulty locating suitable store sites in the past, and management does not currently anticipate experiencing material difficulty in finding suitable locations at favorable rents.

The Company's recent store growth is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at Year End
1998	3,169	551	33	518	3,687
1999	3,687	646	39	607	4,294
2000	4,294	758	52	706	5,000

In 2001, the Company currently plans to open approximately 600 new stores, close 50 to 60 stores, and remodel or relocate approximately 70 stores. As of December 14, 2001, the Company operated 5,562 retail stores.

Employees

As of February 2, 2001, the Company and its subsidiaries employed approximately 39,500 full-time and part-time employees, including divisional and regional managers, area managers, store managers, and DC and administrative personnel, compared with approximately 34,600 employees on January 28, 2000. The Company had approximately 45,000 employees, excluding temporary Christmas help, as of December 14, 2001. Management believes the Company's relationship with its employees is good.

Competition

The Company is engaged in a highly competitive business. The Company competes with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. Some of the nation's largest retail companies operate stores in areas where the Company operates. The Company's direct competitors in the dollar store retail categories include Family Dollar, Dollar Tree, Fred's and various local, independent operators. Competitors from other retail categories include CVS, Rite Aid, Walgreens, Eckerds, Wal-Mart and Kmart. Some of the Company's competitors from outside the dollar store segment are better capitalized than the Company.

The dollar store category differentiates itself from other forms of retailing by offering consistently low prices in a convenient, small-store format. Recently conducted independent research indicates that the average dollar store customer visits a store approximately 90 times each year. The Company's prices are competitive because of its low cost operating structure and the relatively limited assortment of products offered. Labor and marketing expenses are minimized by not using circulars, limiting price points and relying on simple merchandise presentation. Occupancy expenses are typically low because the Company attempts to locate in second tier locations, either in small towns or in the neighborhoods of more urban areas where such expenses are low.

The Company believes that its limited assortment of products allows it to focus its purchasing efforts on fewer SKUs than other retailers, which helps keep the cost of goods low.

ITEM 2. PROPERTIES

As of February 2, 2001, the Company operated 5,000 retail stores located in 25 states. As of December 14, 2001, the Company operated 5,562 retail stores located in 27 states, as follows:

State	Number of Stores	State	Number of Stores
Alabama	264	Missouri	256
Arkansas	192	Nebraska	60
Delaware	19	New Jersey	8
Florida	320	New York	49
Georgia	308	North Carolina	286
Illinois	239	Ohio	302
Indiana	240	Oklahoma	224
Iowa	125	Pennsylvania	284
Kansas	140	South Carolina	202
Kentucky	236	Tennessee	312
Louisiana	193	Texas	715
Maryland	56	Virginia	216
Michigan	54	West Virginia	110
Mississippi	152		

Substantially, all of the Company's stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. In 2000, the Company's aggregate store rental expense averaged $4.77 per square foot of selling space. The Company's policy is to negotiate low-cost, short-term leases (usually with initial or primary terms of three to five years) with multiple renewal options when available.

The Company's DCs serve Dollar General stores as described in the following table:

Location	Year Opened	As of December 14, 2001 Approximate Square Footage	Approximate Number of Stores Served
Scottsville, Kentucky	1959	720,000	814
Ardmore, Oklahoma	1994	1,200,000	972
South Boston, Virginia	1997	1,210,000	915
Indianola, Mississippi	1998	820,000	618
Fulton, Missouri	1999	1,150,000	793
Alachua, Florida	2000	980,000	714
Zanesville, Ohio	2001	1,170,000	736

The Company owns the DC located in Scottsville, Kentucky and leases all of its other DCs. The Company opened its Zanesville, Ohio DC in April of 2001. The Company's executive offices are located in approximately 302,000 square feet of leased space in Goodlettsville, Tennessee.

ITEM 3. LEGAL PROCEEDINGS

Restatement-Related Proceedings

Following the April 30, 2001, announcement discussed above, more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. On July 17, 2001, the court entered an order appointing the Florida State Board of Administration and the Teachers' Retirement System of Louisiana as lead plaintiffs and the law firms of Entwistle & Cappucci

LLP, Milberg Weiss Bershad Hynes & Lerach LLP and Grant & Eisenhofer, P.A. as co-lead counsel. On January 3, 2002, the lead plaintiffs filed an amended consolidated class action complaint purporting to name as plaintiffs a class of persons who held or purchased the Company's securities and related derivative securities between May 12, 1998, and September 21, 2001. Among other things, plaintiffs have alleged that the Company and certain of its current and former officers and directors made misrepresentations concerning the Company's financial results in the Company's filings with the Securities and Exchange Commission and in various press releases and other public statements. The plaintiffs seek damages with interest, costs and such other relief as the court deems proper.

The Company has reached a settlement agreement with the purported class action plaintiffs, pursuant to which the Company has agreed to pay $140 million to such plaintiffs in settlement for their claims, and to implement certain enhancements to its corporate governance and internal control procedures. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. Following the completion of confirmatory discovery, plaintiffs have the right under the settlement agreement to amend their complaint further to increase the size of the class, and to negotiate with the Company for additional damages, the aggregate amount of all damages to be paid in settlement of plaintiffs' claims not to exceed $162 million. The Company expects that following the completion of such confirmatory discovery, the plaintiffs will amend their complaint and seek aggregate damages of $162 million. The Company has accordingly recognized an expense of $162 million in the fourth quarter of 2000. The Company expects to receive from its insurers approximately $4.5 million in respect of the class action settlement, which amount has not been accrued in the Company's financial statements.

In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant. The Company is named as a nominal defendant in the actions, which seek restitution and/or compensatory and punitive damages with interest, equitable and/or injunctive relief, costs and such further relief as the court deems proper. By order entered October 31, 2001, the court appointed Michael Dixon, Jr., Carolinas Electrical Workers Retirement Fund and Thomas Dewey, plaintiffs in one of the six filed cases, as lead plaintiffs and the law firms of Branstetter, Kilgore Stranch & Jennings and Stanley, Mandel & Iola as lead counsel. In the same order, the court stayed the remaining cases pending completion of the lead case. Among other things, the plaintiffs allege that certain current and former Company directors and officers breached their fiduciary duties to the Company and that Deloitte & Touche aided and abetted those breaches and was negligent in its service as the Company's independent accountant. During August and September 2001, the Company moved to dismiss all six cases for failure to make a pre-suit demand on the Board of Directors and, in the alternative, requested that the court stay the actions pending the completion of an investigation into the allegations in the complaints by the Shareholder Derivative Claim Review Committee of the Company's Board of Directors. The lead plaintiffs filed an opposition to this motion on October 2, 2001. A hearing on the motion has not yet been scheduled.

Two purported shareholder derivative lawsuits also have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company is named as a nominal defendant in these actions, which seek declaratory relief, compensatory and punitive damages, costs and such further relief as the court deems proper. By motion filed on September 28, 2001, the Company requested that the federal court abstain from exercising jurisdiction over the purported shareholder derivative actions in deference to the pending state court actions. By agreement of the parties and court order dated December 3, 2001, the case has been stayed until June 3, 2002.

The Company and the individual defendants have reached a settlement agreement with lead counsel to the plaintiffs in the lead Tennessee state shareholder derivative action. The agreement includes a payment to the Company from a portion of the proceeds of the Company's director and officer liability insurance policies as well as certain corporate governance and internal control enhancements. Pursuant to the terms of such agreement, the Company anticipates that all of the stayed cases, including the federal derivative cases described above, will be dismissed with prejudice by the courts in which they are pending.

Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. If the settlement agreement is approved, the Company expects that it will result in a net payment to the Company, after attorneys' fees payable to the plaintiffs' counsel, of approximately $24.8 million, which has not been accrued in the Company's financial statements.

The Company believes that it has substantial defenses to the purported class action and the derivative lawsuits and intends to assert these defenses in the courts in which the actions are pending in the event the settlement agreements referred to above do not successfully resolve these matters. These cases are at an early stage and the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated. An unfavorable outcome for the Company in these actions could have a material adverse impact on the Company's financial position and results of operations.

The Company has been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001, announcement. The Company is cooperating with this investigation by providing documents and other information to the SEC.

Other Litigation

The Company was involved in other litigation, investigations of a routine nature and various legal matters during 2000, which were and are being defended and otherwise handled in the ordinary course of business. While the ultimate results of these matters cannot be determined or predicted, management believes that they have not had and will not have a material adverse effect on the Company's results of operations or financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to shareholders during the quarter ended February 2, 2001, or during the first three quarters of fiscal year 2001.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is traded on the New York Stock Exchange under the symbol "DG." The following table sets forth the range of the high and low closing prices of the Company's common stock during each quarter in 2000 and 1999, as reported on the New York Stock Exchange, together with dividends. All numbers have been restated to reflect common stock splits.

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	**$21.80**	**$21.44**	**$23.06**	**$19.81**
Low	**$14.65**	**$16.31**	**$14.75**	**$13.50**
Dividends	**$ .026**	**$ .032**	**$ .032**	**$ .032**

1999	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$23.68	$24.65	$25.80	$21.70
Low	$15.84	$21.20	$18.60	$16.65
Dividends	$ .021	$ .026	$ .026	$ .026

The Company's stock price at the close of the market on December 14, 2001, was $13.90.

There were approximately 12,400 shareholders of record of the Company's common stock as of December 14, 2001. The Company has paid cash dividends on its common stock since 1975. The Board of Directors regularly reviews the Company's dividend plans to ensure that they are consistent with the Company's earnings performance, financial condition, need for capital and other relevant factors. The Company did not sell any of its equity securities during 2000 without registration under the Securities Act of 1933, as amended.

ITEM 6. SELECTED FINANCIAL DATA*

(In thousands except per share and operating data, as restated)

	February 2, 2001 (53-week year)	January 28, 2000	January 29, 1999
SUMMARY OF OPERATIONS:			
Net sales	**$4,550,571**	$3,887,964	$3,220,989
Gross profit	**$1,250,903**	$1,093,498	$ 892,519
Litigation settlement expense	**$ 162,000**		
Income before income taxes	**$ 108,647**	$ 294,697	$ 239,009
Net income	**$ 70,642**	$ 186,673	$ 150,934
Net income as a % of sales	**1.6%**	4.8%	4.7%
PER SHARE RESULTS:			
Diluted earnings per share (a)	**$ 0.21**	$ 0.55	$ 0.45
Basic earnings per share (a)	**$ 0.21**	$ 0.61	$ 0.53
Cash dividends per share of common stock (a)	**$ 0.12**	$ 0.10	$ 0.08
Weighted average diluted shares (a)	**333,858**	337,904	335,763
FINANCIAL POSITION:			
Assets	**$2,282,462**	$1,923,628	$1,376,012
Long-term obligations	**$ 720,764**	$ 514,362	$ 221,694
Shareholders' equity	**$ 861,763**	$ 845,353	$ 674,406
Return on average assets	**3.4%**	11.3%	12.9%
Return on average equity	**8.3%**	24.6%	24.4%

	February 2, 2001 (53-week year)	January 28, 2000	January 29, 1999
OPERATING DATA:			
Retail stores at end of period	**5,000**	4,294	3,687
Year-end selling square feet	**33,871,000**	28,655,000	23,719,000
Highly consumable sales	**55%**	51%	42%
Hardware and seasonal sales	**16%**	17%	19%
Basic clothing sales	**12%**	12%	12%
Home products sales	**17%**	20%	27%

(a) As adjusted to give retroactive effect to all common stock splits.

* The Company has determined, in light of the substantial time, effort and expense required since April of 2001 to prepare and audit its restated financial statements for fiscal 2000, 1999 and 1998, that unreasonable further effort and expense would be required to conduct a similar process to restate its previously released financial data for fiscal 1997 and 1996. Such financial data have not been restated and should not be relied upon. For a further discussion of the Company's restatement of its financial statements, see Note 2 to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Accounting Periods. The following text contains references to years 2001, 2000, 1999 and 1998, which represent fiscal years ending or ended February 1, 2002, February 2, 2001, January 28, 2000 and January 29, 1999, respectively. There were 53 weeks in the fiscal year ended February 2, 2001. There were 52 weeks in the fiscal years ended January 28, 2000 and January 29, 1999. There will be 52 weeks in the fiscal year ended February 1, 2002. This discussion and analysis should be read with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto.

Overview of 2000. During 2000, Dollar General increased its net sales by 17.0%, primarily as a result of its continued rapid pace of new store openings. From 1998 through 2000, the Company had a compound annual net sales growth rate of 18.9%. Same-store sales increased 0.9% in 2000, as compared with increases of 6.4% and 8.3% in 1999 and 1998, respectively.

As discussed further below, management believes that the Company's operating performance in 2000 was negatively impacted by out-of-stock conditions resulting from an extensive system-wide store retrofit program and changes in the store merchandise ordering process. In addition, the Company's performance may have been impacted by changes in general economic conditions.

The year 2000 marked the thirteenth consecutive year that the Company increased its total number of store units. The Company opened 758 new stores in 2000, compared with 646 in 1999 and 551 in 1998, and remodeled or relocated 237 stores, compared with 409 in 1999 and 351 in 1998. During the last three years, the Company has opened, remodeled or relocated 2,952 stores, accounting for approximately 60% of the total stores as of February 2, 2001. The Company ended fiscal 2000 with 5,000 stores. The Company currently plans to open approximately 600 new stores and close 50 to 60 stores in 2001, and to remodel or relocate approximately 70 stores. The Company will continue to focus on opening new stores in towns with populations of 20,000 or fewer and within 250 miles of its DCs. The Company expects its new stores to be subject to operating lease arrangements. Capital expenditures related to new store openings will be financed through a combination of operating cash flow and credit facilities.

In 2000, new stores, remodels and relocations, net of 52 closed stores, added an aggregate of approximately 5 million selling square feet to the Company's total sales space. As a result, the Company had an aggregate of approximately 34 million selling square feet at the end of the year. The average new store opened in 2000 had approximately 6,900 selling square feet compared to approximately 7,200 selling square feet for new stores opened in 1999.

In 1998, the Company introduced a preferred development program to support continued new store growth. This program enabled the Company to partner with development firms to build stores in markets where existing, acceptable retail space was not available. The Company opened 163 new stores through this program in 2000, compared with 141 new stores in 1999 and 52 new stores in 1998. In 2001, as the Company expands into new markets, management expects to meet store growth needs primarily through conventional leases.

In the third quarter of 2000, the Company opened a new DC with dual sortation capacity in Alachua, Florida and closed a DC in Homerville, Georgia. The Company also closed a DC in Villa Rica, Georgia that had been dedicated to supplying new stores and prepared the existing DCs to support new store growth in 2001. In 2000, the Company implemented a new inventory management system and focused on improving inventory processes in all DCs. This allowed the Company to increase its DC inventory turns from 11 in 1999 to 14 in 2000, a 27% increase. Continuing to support the growing store base and in an effort to improve distribution efficiencies, the Company opened its seventh DC in Zanesville, Ohio in April of 2001.

Store investment and infrastructure upgrades were priorities in 2000. New flatbed scanners were installed in all stores, and new IBM registers and checkouts were installed in approximately 2,600 stores. By the end of 2001, management expects to have the systems to support perpetual inventories in approximately 4,800 stores and expects to establish perpetual inventories in approximately 500 stores. Management expects to have the systems to support perpetual inventories in all stores by the end of 2002. A perpetual inventory allows the Company to track store level inventory at the SKU level, which should result in better inventory management. Additionally, management expects to enhance store communications and improve customer service by installing satellite communications technology in 2,500 stores in 2001, and in all stores by the end of 2002.

Restatement of Financial Statements

On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1999 and 1998, and to restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Audit Committee of the Board of Directors promptly assumed oversight of the Company's response to the accounting issues and commenced an independent review of these accounting issues to prepare the Committee for its role in reviewing the restated financial statements, assisted by the law firm of Dechert, Price and Rhoads and the independent accounting firm Arthur Andersen, LLP. The Company further announced on June 7, 2001, that its Chairman and Chief Executive Officer had directed the Company's financial staff and its outside professional consultants to review the Company's reporting, record keeping, accounting and internal control policies and practices, and that until such review had been concluded, the Company would not be in a position to update its prior financial guidance. The Company's financial staff conducted its review of these issues with the assistance of the Company's outside counsel, Debevoise & Plimpton, and accounting consultants from KPMG LLP.

Consistent with the activities of the Audit Committee and the Company's review of its financial statements for the 1998, 1999 and 2000 fiscal years, the Company is restating by means of this filing its audited financial statements for fiscal years 1999 and 1998, and is filing herewith its audited financial results for fiscal year 2000, which restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Company's previously released financial data should not be relied upon.

Restated net income and diluted earnings per share for 2000 are $70.6 million and $0.21, respectively, as compared to the $206.0 million and $0.62 previously reported. The restated results for 2000 include a pre-tax expense of $162.0 million to settle the Company's restatement-related litigation described below. Excluding the litigation settlement expense, restated net income and diluted earnings per share for 2000 are $169.6 million and $0.51, respectively. Restated net income totaled $186.7 million in fiscal 1999 and $150.9 million in fiscal 1998, equaling diluted earnings per share of $0.55 and $0.45, respectively. The Company originally reported, prior to the restatement, net income of $219.4 million in fiscal 1999 and $182.0 million in fiscal 1998, equaling diluted earnings per share for those periods of $0.65 and $0.54, respectively.

The issues for restatement, excluding the litigation settlement expense, can be broken down into four general categories: (i) items impacting the cost of goods sold that were recorded incorrectly and/or that reflect more accurate estimates, (ii) selling, general and administrative ("SG&A") expenses that were either incurred but not accrued, or recorded incorrectly, (iii) additional interest expense required as a result of restating certain operating leases as capital leases and financing obligations, and the addition of capital lease and financing obligation liabilities to the Company's balance sheets, and (iv) changes to the Company's income tax provision to correct errors.

Set forth below is a more detailed description of the four general categories of issues identified and corrected and the earnings per share impact of such items over the three-year period of 2000, 1999 and 1998:

Cost of Goods Sold. The Company has reduced its diluted earnings per share by $0.05 over the three-year period to correct items impacting the cost of goods sold that were recorded incorrectly and/or that reflect more accurate estimates. Examples of items that fall into this category include the provision for inventory shrinkage, certain expenses associated with the Company's import program, the markdown to facilitate the sale of excess inventory, certain vendor allowances for new store openings, the accounting treatment of markdowns to remove damaged merchandise from stock, and a provision for uncollectible vendor charge backs. The item with the largest impact on the restatement affecting cost of goods sold is the recalculation of the shrinkage provision, which reduced diluted earnings per share by $0.04 over the three-year restatement period. The restatement of cost of goods sold reduced diluted earnings per share by $0.01, $0.01 and $0.03 in 2000, 1999 and 1998, respectively.

Selling, General & Administrative Expenses. The Company has reduced its diluted earnings per share by $0.11 over the three-year period to record correctly expenses that were either incurred but not accrued, or recorded incorrectly. Prior to this restatement, the Company recorded certain expenses when it processed payment as opposed to when the activity was actually undertaken. Expense items that fall into this category reduced diluted earnings per share by $0.02 over the three-year period and include, among other items, property taxes, rent, supplies, trash removal, advertising costs, maintenance costs and utilities. A partial list of expenses that were recorded incorrectly includes the depreciation expense on certain older cash registers, the rent and depreciation expense associated with certain leases restated from operating lease classification to capital lease classification, certain store labor costs and supplies that were capitalized when they should have been expensed, the impairment of a closed distribution center, compensation expense related to the use of stock options for excess tax withholding, and various expenses that were charged against unrelated liability accounts as opposed to being categorized as SG&A expenses. The restatement of SG&A expenses reduced diluted earnings per share by $0.02, $0.05 and $0.04 in 2000, 1999 and 1998, respectively.

Interest Expense. The Company has reduced its diluted earnings per share by $0.11 over the three-year period to correctly record additional interest expense required as a result of restating certain operating leases as capital leases or as financing obligations. As part of the restatement process, the Company examined its accounting practices with regard to certain synthetic lease facilities entered into in 1997 and 1999 with respect to its use and occupancy of certain real property, including approximately 400 stores, two of the Company's distribution centers and the Company's corporate headquarters in Goodlettsville, Tennessee. The Company determined that the synthetic leases did not meet the Statement of Financial Accounting Standards ("SFAS") No. 13 requirements for operating lease treatment due primarily to the current assumption that the Company would incur a penalty, as defined in SFAS No. 98, if it did not renew the leases. Additionally, the Company identified four sale-leaseback transactions that were incorrectly classified exclusively as operating leases. Two of these transactions have now been recorded as financing obligations, while the equipment portion of the other two transactions have been accounted for as capital leases. Increases in interest expense as a result of the various lease classification changes reduced diluted earnings per share by $0.06, $0.04 and $0.01 in 2000, 1999 and 1998, respectively. As of February 2, 2001, January 28, 2000, and January 29, 1999, the Company added various long-term obligations to its consolidated balance sheets of $511.0 million, $513.8 million, and $175.7 million, respectively.

Tax Provision. The Company has reduced its diluted earnings per share by $0.02 over the three-year period to correct errors in the Company's tax provision. The Company's effective tax rate before the restatement was 36.2% in 2000, 36.2% in 1999, and 35.2% in 1998. The Company's effective tax rate on a restated basis, excluding the impact of the litigation settlement expense, is 37.3% in 2000, 36.7% in 1999 and 36.9% in 1998. Issues contributing to the increase in the effective tax rate include a change in the calculation of the Company's deferred tax liability from a consolidated calculation to a calculation by individual entity in accordance with SFAS No. 109; a change in the computation of the income tax benefit allocated to additional paid-in capital related to the exercise of non-qualified stock options; the correction of a duplicate deduction related to inventory on a prior income tax return; the correction of the Company's current income tax liability which had been improperly reduced for amounts paid relating to professional fees, interest and certain penalties; and increases to income tax-related accrued liabilities. The restatement of the Company's income tax provision reduced diluted earnings per share, excluding the impact of the litigation settlement expense, by $0.01 in 2000 and $0.01 in 1998. A tax rate of 38.9% was applied in 2000 against the $162.0 million litigation settlement expense. Including the impact of the litigation settlement expense, the restated effective tax rate in 2000 was 35.0%.

In addition to the restatement of diluted earnings per share, the correction of many of these issues also required an adjustment to previously reported balance sheets. Please refer to Note 2 to the Consolidated Financial Statements for a schedule reconciling the various restatement-related adjustments with previously released data for 2000, 1999 and 1998.

Critical Accounting Policies

As discussed in Note 1 to the Consolidated Financial Statements, inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost-to retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markups, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Factors that can lead to distortion in the calculation of the inventory balance include applying the RIM to a group of products that is not fairly uniform in terms of its cost and selling price relationship and turnover, and applying RIM to transactions over a period of time that includes different rates of gross profit, such as those relating to seasonal merchandise. To reduce the potential of such distortions in the valuation of inventory from occurring, the Company's RIM utilizes 10 departments in which fairly homogenous classes of merchandise inventories having similar gross margins are grouped. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle. During fiscal 2000, the Company recorded markdowns that had not been taken and which served to reduce inventories to lower of cost or market by approximately $21.5 million.

Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

Results of Operations

The following discussion of the Company's financial performance is based on the Consolidated Financial Statements set forth herein.

Net Sales. Net sales totaled $4.55 billion for 2000, $3.89 billion for 1999 and $3.22 billion for 1998, representing annual increases of 17.0% in 2000, 20.7% in 1999 and 22.6% in 1998. The increases resulted primarily from 706 net new stores and a same-store sales increase of 0.9% in 2000; 607 net new stores and a same-store sales increase of 6.4% in 1999; and 518 net new stores and a same-store sales increase of 8.3% in 1998.

The Company believes that the lower same store sales increase in 2000 was due primarily to the disruptive effect of a comprehensive store reset program designed to improve the product mix and appearance of its stores, which affected the vast majority of the store base. This program, which commenced in May and concluded in August of 2000, involved adding items in faster turning categories such as food, paper products and health and beauty aids, and reducing the number of SKUs in the apparel and home products categories. In addition to these changes in the product mix, the reset involved moving center island fixtures and relocating within the store much of the existing inventory. The reset program also included widening store aisles in an effort to make the shopping experience more convenient for customers. The Company believes this program will ultimately lead to an improvement in sales per square foot. The implementation of the reset program, however, strained store labor resources and disrupted operations during the affected period. This disruption resulted in sporadic out-of-stock conditions, mostly in ancillary items such as mops and brooms, pet supplies, trash bags and domestics, from May 2000 through December 2000.

Other factors that may have had an impact on the lower same store sales increase in 2000 include a change in store ordering procedures from a manual process to a new automated system relying on the scanning of shelf tags, which may have been an additional cause of the sporadic out-of-stock conditions experienced by the Company, and a general softening of economic conditions.

The relatively strong same store sales increases in 1999 and 1998 were due primarily to the Company's ongoing shift in emphasis to the consumable basics segment of its business.

The Company tracks its sales internally by four divisions: highly consumable, hardware and seasonal, basic clothing and home products. Total sales in the highly consumable department increased by 26.1%, 46.4% and 23.9% in 2000, 1999 and 1998, respectively. Total sales in the hardware and seasonal department increased by 10.2%, 6.0%, and 21.1% in 2000, 1999 and 1998, respectively. Total sales in the basic clothing department increased by 14.9%, 23.2% and 26.3% in 2000, 1999 and 1998, respectively. Total sales in the home products department experienced annual changes of 0.5%, (10.7)% and 20.0% in 2000, 1999 and 1998, respectively.

Gross Profit. Gross profit for 2000 was $1.25 billion, or 27.5% of sales, compared with $1.09 billion, or 28.1% of sales in 1999 and $0.89 billion, or 27.7% of sales, in 1998. The decline in the gross profit rate in 2000 as compared to 1999 was due primarily to the $21.5 million effect of a markdown recorded in 2000. As described in Note 4 to the Consolidated Financial Statements (see Item 8), the Company believes that it has certain excess inventories that will require a markdown to assist with its disposition. The Company believes that this markdown will be adequate to ensure the sale of the excess inventory during fiscal years 2001 and 2002. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without marking down the inventory at issue in amounts exceeding the markdown recorded to date.

The increase in the gross profit rate in 1999 as compared to 1998 is due primarily to a 62 basis point increase in the initial margin recognized on inventory purchases resulting, in part, from an increase in 1999 in the purchase of higher margin private label items and "price" brands, and a reduction in 1999 in the purchase of lower margin basic clothing items.

Inventory shrinkage calculated at the retail value of the inventory, as a percentage of sales, was 2.80% in 2000, 2.62% in 1999 and 2.59% in 1998. The Company's goal is to maintain a shrink rate in the range of 1.75% to 2.00%. In 2001 the Company appointed approximately 25 financial control specialists to assist its stores with various shrinkage reduction efforts. These financial control specialists are focusing on activities such as investigating missing cash deposits and evaluating the processes in stores with consistently poor shrinkage results.

Distribution and transportation costs increased by 16 basis points as a percentage of sales in 2000 as compared to 1999, and increased by 5 basis points in 1999 as compared to 1998. The increase in distribution and transportation costs as a percentage of sales is due in part to the additional fixed costs associated with the Fulton and Alachua distribution centers, which were opened in 1999 and 2000, respectively.

Selling, General and Administrative Expense. Total SG&A expense as a percentage of net sales was 20.5% in 2000, compared with 19.9% in 1999 and 19.9% in 1998. SG&A expense for 2000 was $934.9 million, an increase of 21.0% compared to 1999. SG&A expense in 1999 was $772.9 million, an increase of 20.9% over the 1998 total of $639.5 million.

The 66 basis point increase in SG&A expense as a percentage of net sales experienced in 2000 was due in part to the fact that store labor, store depreciation and amortization, and store utilities experienced annual increases of 22.9%, 44.4% and 27.8%, respectively, which were all in excess of the Company's sales increase of 17.0%. The increase in store labor as a percentage of sales was due principally to the additional hours required to complete the store reset program and the general weakness of same store sales. The increase in store depreciation and amortization expense as a percentage of sales was a result of the number of new stores subject to capital leases.

Litigation Settlement Expense. The Company recorded $162.0 million in 2000 for the proposed settlement of the restatement-related litigation. See Note 2 to the Consolidated Financial Statements.

Interest Expense. In 2000, interest expense was $45.4 million compared with $25.9 million in 1999 and $14.0 million in 1998. The increase in interest expense in 2000 resulted from the net addition of $213.6 million in various long-term obligations during 2000.

The average daily total debt outstanding in 2000 was $710.3 million at an average interest rate of 7.2%. The increase in interest expense in 1999 resulted from the addition in 1999 of $293.8 million in various long-term obligations. The average daily total debt outstanding in 1999 was $454.0 million at an average interest rate of 6.0%. The average total debt outstanding in 1998 was $253.8 million at an average interest rate of 5.8%.

Provision for Taxes on Income. The effective income tax rates for 2000, 1999 and 1998 were 35.0%, 36.7% and 36.9%, respectively. The reduction in the effective tax rate in 2000 was due to the 38.9% marginal tax rate applied against the litigation settlement expense. Excluding the tax impact of the litigation settlement expense, the effective tax rate in 2000 was 37.3%.

Liquidity and Capital Resources

Capital Structure. The Company has accessed capital through public debt, bank financings, long-term leases and financing obligations. In 2000, the Company financed its short-term working capital needs through borrowings under the Company's $175 million revolving credit facility and seasonal bank lines of credit totaling $80 million at February 2, 2001. The revolving credit facility has two financial covenants, a fixed charge test and a leverage test. The leverage test was amended in 2000 to provide the Company with increased operating flexibility. As of December 14, 2001, the revolving credit facility was priced at LIBOR plus 102.5 basis points. As of February 2, 2001 the Company had no revolving or seasonal loans outstanding and was in compliance with the financial covenants under the revolving credit facility. As of December 14, 2001, the Company has not renewed its seasonal lines of credit. Until the restatement-related legal proceedings referred to previously and in Note 9 to the Consolidated Financial Statements are resolved, the Company may need waivers in order to draw on the revolving credit facility. The Company's total debt as of February 2, 2001, was $729.8 million, compared with $516.2 million as of January 28, 2000, and $222.4 million as of January 29, 1999.

In June 2000, the Company issued $200 million of 8 5/8% notes to repay outstanding short-term borrowings and for general corporate purposes. The notes are unsecured and guaranteed by all of the Company's subsidiaries. The notes have certain restrictive covenants, including limitations on secured indebtedness and certain sale and leaseback transactions.

As of February 2, 2001, the Company had $383 million outstanding under two synthetic lease facilities (the "Facilities") maturing in September 2002, one with $212 million in outstanding capital leases and the other with $171 million in outstanding capital leases. The leases allow for the use and occupancy of certain real property, including approximately 400 retail stores, two distribution centers and the Company's headquarters in Goodlettsville, Tennessee. The Company plans to purchase the properties from the lessor at the maturity of the Facilities. The Company is currently working on a plan to refinance the lease obligations. The Facilities have the same two financial covenants as the revolving credit facility, a fixed charge test and a leverage test. The facility with $212 million in outstanding capital leases is funded by a syndicate of financial institutions; borrowings under the facility were priced at LIBOR plus 102.5 basis points as of December 14, 2001. The pricing spread over LIBOR fluctuates based on the Company's debt ratings as published by the debt rating agencies. The Company's spread over LIBOR increased to 102.5 basis points from 15 basis points as part of the October 19, 2001, waiver and amendment as described below. The facility with $171 million in outstanding capital leases is funded by commercial paper issued at prevailing market rates by a commercial paper funding entity and is secured by a letter of credit facility.

In June 2000, distribution centers in Indianola, Mississippi and Fulton, Missouri were purchased from the Facilities and sold in sale-leaseback transactions resulting in twenty-two year, triple net leases with renewal options for an additional thirty years. These were refinanced to bolster liquidity and diversify sources of funds.

Throughout 2001, the Company obtained waivers from its lenders to, among other things, extend the requirement to deliver its audited 2000 financial statements, and unaudited 2001 quarterly financial statements, as a result of delays related to the restatement described herein. The Company executed waivers with its lenders under the Facilities and revolving credit facility on May 10, 2001, June 8, 2001, and July 27, 2001, a waiver and amendment on October 19, 2001, and waivers on December 28, 2001, and January 10, 2002. The June 8, 2001, waiver prohibited the Company from repurchasing its shares and limited its capital expenditures to $160 million for the period commencing on February 2, 2001, and concluding with the delivery of the restated financial statements. The October 19, 2001, amendment increased the pricing on the synthetic lease with $212 million in outstanding capital leases and the revolving credit facility from 15 basis points over LIBOR to 102.5 basis points over LIBOR, and accelerated the maturity of the second synthetic lease to September 2002 from June 2004. The Company executed waivers with the lenders under the Indianola, Mississippi and Fulton, Missouri distribution center leases on May 7, 2001, May 11, 2001, June 8, 2001, July 30, 2001, October 31, 2001, December 31, 2001, and January 10, 2002. In addition, the Company executed waivers with the lenders under the Ardmore and South Boston distribution center leases on January 10, 2002, and the lender under the Company's airplane lease on December 21, 2001, and January 7, 2002. The Company paid a total of approximately $1.6 million in fees for all of the waivers and amendments.

The Company has entered into a settlement agreement with the lead plaintiffs in the restatement-related class action lawsuits brought against the Company and its officers and directors. See Item 3 (Restatement-Related Proceedings), above. Such agreement, which is subject to confirmatory discovery, court approval and the consent of the Company's insurers, will require a disbursement by the Company, most likely in the second half of the 2002 fiscal year, of up to $162 million. The Company expects to fund such amounts out of operating cash flow, on-hand cash balances and the proceeds of insurance relating to the settlement of the class action and derivative litigation (see Note 9 to the Consolidated Financial Statements).

Cash Flow. In 2000, cash provided from operations, long-term financings and funds available under the Company's credit facilities provided the resources required to support operations, capital expenditures and working capital requirements. The Company's cash flows enabled it to repay all short-term borrowings under its credit facility prior to February 2, 2001. As of December 14, 2001, the Company has not needed to utilize its revolving credit facility and has not renewed its seasonal lines of credit. Until the restatement-related legal proceedings referred to previously and in Note 9 to the Consolidated Financial Statements are resolved, the Company may need a waiver in order to draw on the revolving credit facility.

Net cash provided by operating activities for fiscal 2000 was $215.5 million, as compared to $196.7 million for fiscal 1999 and $173.7 million for fiscal 1998. Cash flow from operations for fiscal 2000 compared to fiscal 1999 increased by $18.8 million, due principally to a reduction in the amount of cash used to purchase inventory and an increase in accrued expenses and other. Cash flow from operations increased by $23.0 million in 1999 as compared to 1998, due principally to an increase in net income of $35.7 million in 1999.

Net cash flows used in investing activities was $119.0 million in 2000 versus $139.0 million in 1999 and $143.2 million in 1998. Capital expenditures for 2000 totaled $216.6 million, compared with $142.1 million for 1999 and $143.4 million for 1998. The Company opened 758 new stores and relocated or remodeled 237 stores at a cost of $112.7 million in 2000, compared with opening 646 new stores and relocating or remodeling 409 stores at a cost of $72.7 million in 1999. The increase in 2000 in store-related capital expenditures was due principally to the construction of approximately 72 Company-owned stores. Capital expenditures for new, relocated and remodeled stores totaled $58.0 million during 1998.

Distribution-related capital expenditures totaled $49.3 million in 2000, resulting primarily from costs associated with the new DCs in Alachua, Florida, and Zanesville, Ohio. In 1999, distribution-related expenditures totaled $43.2 million, resulting primarily from costs associated with the expansion of the Ardmore, Oklahoma DC and the purchase of new delivery trailers. In 1998, the Company spent $46.3 million, resulting primarily from costs associated with the expansion of the South Boston, Virginia DC and the purchase of new delivery trailers.

Capital expenditures during 2001 are projected to be approximately $135 million. The Company anticipates funding its 2001 capital requirements with cash flow from operations.

Net cash provided/(used) by financing activities was $11.0 million, $(30.6) million and $(20.8) million in fiscal 2000, 1999 and 1998, respectively. Cash provided in fiscal 2000 from financing activities reflected the $200 million of notes issued in June 2000, partially offset by the payment of $42.2 million of cash dividends, the repurchase of $63.0 million of common stock, and the repayment of $112.3 million of long-term obligations related primarily to two of the Company's DCs. Cash used in fiscal 1999 by financing activities reflected the repurchase of $50.8 million of common stock and the payment of $33.8 million of dividends, offset partially by $38.8 million of cash proceeds from the exercise of stock options. Cash used in financing activities in 1998 reflected the repurchase of $73.2 million of common stock, the payment of $26.7 million of dividends and net repayments of short-term borrowings, offset partially by $30.7 million of cash proceeds from the exercise of options and $72.3 million of proceeds from the financing of a distribution center.

As noted above, in September 2002 the Company's synthetic leases, in the amount of $383 million, will mature and the Company's $175 million revolving credit facility will expire. The Company expects to refinance the synthetic lease obligations and to replace the revolving credit facility prior to such date. The Company may also have to fund during the second half of 2002 the settlement of the class action litigation in an amount of up to $162 million, as further discussed above. The Company believes that its existing cash balances, cash flow from operations and its ongoing access to the capital markets will provide sufficient financing to meet these obligations, as well as the Company's other foreseeable liquidity and capital resource needs. However, there can be no assurance that the Company will be able to obtain financing in the amounts that it requires or that the terms of such financing will be as attractive as the terms on which the Company has obtained financing in the past. Please refer to "Forward Looking Statements / Risk Factors" for a discussion of issues that could adversely impact the Company's financial position or its ability to obtain financing.

Effects of Inflation and Changing Prices

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during 2000, 1999 and 1998.

Accounting Pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective February 3, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations or cash flows of the Company.

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company will apply the new accounting rules beginning February 2, 2002. The adoption of SFAS No. 141 and No. 142 will not have a material impact on the Company's financial position or results of operations.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on February 1, 2003. The Company believes the adoption of SFAS 143 will not have a material impact on its Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company will adopt this statement on February 2, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company believes the adoption of SFAS No. 144 will not have a material impact on its Consolidated Financial Statements.

Forward Looking Statements / Risk Factors

This discussion and analysis contains historical and forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company believes the assumptions underlying these forward-looking statements are reasonable; however, any of the assumptions could be inaccurate, and therefore, actual results may differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties. These risks include, but are not limited to, the following:

The Company's reputation and financial condition could be affected by the restatement. On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1998 and 1999, and to revise the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. Following this announcement, more than 20 purported class action lawsuits have been filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant, and two purported shareholder derivative lawsuits have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company has also been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001, announcement.

As discussed above, the Company has entered into settlement agreements with the purported class action plaintiffs and with the lead counsel in the lead shareholders derivative action. However, such settlement agreements are subject to conditions, including the completion of confirmatory due diligence and court approval. In the event that these settlement agreements do not become effective, the Company will incur additional significant expenditures in defending itself and the Company may be exposed to financial losses in excess of the amounts that the Company has agreed to pay in the settlement agreements. In addition, the publicity surrounding the litigation and the SEC investigation could affect the Company's reputation and have an impact on its financial condition.

The Company's business is modestly seasonal with the highest sales occurring during the fourth quarter, and adverse events during the fourth quarter could therefore affect the Company's financial condition. The Company realizes a large portion of its net sales and net income during the Christmas selling season. In anticipation of the holidays, the Company purchases substantial amounts of seasonal inventory and hires many temporary employees. If for any reason the Company's net sales during the Christmas selling season were to fall below seasonal norms, a seasonal merchandise inventory imbalance could result. If such an imbalance were to occur, markdowns might be required to minimize this imbalance. The Company's profitability and operating results could be adversely affected by unbudgeted markdowns.

Adverse weather conditions or other disruptions during the peak Christmas season could also affect the Company's net sales and could make it more difficult for the Company to obtain sufficient quantities of merchandise from its suppliers.

Competition in the retail industry could limit the Company's growth opportunities and reduce its profitability. The Company competes in the discount retail merchandise business, which is highly competitive. This competitive environment subjects the Company to the risk of reduced profitability resulting from reduced margins required to maintain the Company's competitive position. The Company competes with discount stores and with many other retailers, including mass merchandise, grocery, drug, convenience, variety and other specialty stores. Some of the nation's largest retail companies operate stores in areas where the Company operates. The Company's direct competitors in the dollar store retail category include Family Dollar, Dollar Tree, Fred's and various local, independent operators. Competitors from other retail categories include CVS, Rite Aid, Walgreens, Eckerds, Wal-Mart and Kmart. The discount retail merchandise business is subject to excess capacity and some of the Company's competitors are much larger and have substantially greater resources than the Company. The competition for customers has intensified in recent years as larger competitors, such as Wal-Mart and Kmart, have moved into the Company's geographic markets. The Company remains vulnerable to the marketing power and high level of consumer recognition of these major national discount chains. The Company expects a further increase in competition from these national discount retailers.

The Company's financial performance is sensitive to changes in overall economic conditions that may impact consumer spending. The general slowdown in the United States economy may adversely affect the spending of the Company's consumers, which would likely result in lower net sales than expected on a quarterly or annual basis. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, fuel and energy costs, interest rates and tax rates, could also adversely affect the Company's business by reducing consumer spending or causing consumers to shift their spending to other products.

The Company's business is dependent on its vendors. The Company believes that it has generally good relations with its vendors and that it is generally able to obtain attractive pricing and other terms from vendors. If the Company fails to maintain good relations with its vendors, it may not be able to obtain attractive pricing with the consequence that its net sales or profit margins would be reduced. The Company may also face difficulty in obtaining needed inventory from its vendors because of interruptions in production or for other reasons, which would adversely affect the Company's business.

The efficient operation of the Company's business is heavily dependent on its information systems. As part of its technology update, the Company installed new flatbed scanners in all its stores and is in the process of installing new IBM registers and checkouts. The Company depends on a variety of other information technology systems for the efficient functioning of its business. The Company relies on certain software vendors to maintain and periodically upgrade many of these systems so that they can continue to support the Company's business. The software programs supporting many of the Company's systems were licensed to the Company by independent software developers. The inability of these developers to continue to maintain and upgrade these information systems and software programs would disrupt or reduce the efficiency of the Company's operations if it were unable to convert to alternate systems in an efficient and timely manner.

The Company is subject to interest rate risk. The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company utilizes a credit facility to fund working capital requirements, which is comprised of variable rate debt. See "Item 7A — Quantitative and Qualitative Disclosures About Market Risk."

The Company is dependent upon the smooth functioning of its distribution network. The Company relies upon the ability to replenish depleted inventory through deliveries to its distribution centers from vendors, and from the distribution centers to its stores by various means of transportation, including shipments by air, sea and truck on the roads and highways of the United States. Long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of service will adversely affect the Company's business.

The Company is dependent on the continued availability of capital to support its business. As discussed above, in September 2002 the Company's synthetic leases, in the amount of $383 million, will mature and the Company's $175 million revolving credit facility will expire. The Company may also have to fund during the second half of 2002 the settlement of the class action litigation discussed above in an amount of up to $162 million. In addition, the Company will continue to need capital to support its plans for future growth. A decline in the Company's generation of cash flow or the inability of the Company to obtain financing from third parties would have a material adverse effect on the Company.

On October 2, 2001, Standard & Poor's lowered the Company's corporate credit, senior unsecured debt and senior unsecured bank loan ratings from BBB+ to BBB-; as the date hereof, these ratings remain on CreditWatch with negative implications. On October 2, 2001, Moody's Investors Service, Inc. also lowered the Company's senior unsecured credit rating, from Baa2 to Ba1, which rating is on review for further possible downgrades. Credit ratings are generally used by investors to assess the ability of a company to meet its obligations. The downgrade in the Company's credit ratings may affect the Company's ability to obtain financing in the future, and will also affect the terms of any such financing.

Moreover, in order to issue debt securities to the public, the Company will have to comply with the registration requirements of the Securities and Exchange Commission, including among other things the requirement that the Company disclose "Selected Financial Information" for a period of five fiscal years. This may require the Company to restate its financial statements for periods prior to the 1998 fiscal year. Unless and until it is able to do so, the Company will not be able to access the public capital markets and as a result will be limited to non-public sources of financing, which may result in increased costs, less favorable terms, and/or lesser availability than might be obtainable in the public capital markets.

Caution should be taken not to place undue reliance on forward-looking statements made herein, since the statements speak only as of the date they are made. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of unanticipated events.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

The Company is exposed to market risk primarily from adverse changes in interest rates. To minimize such risk, the Company may periodically use financial instruments, including derivatives. As a matter of policy, the Company does not buy or sell financial instruments for speculative or trading purposes and all financial instrument transactions must be authorized and executed pursuant to Board of Directors approval. All financial instrument positions taken by the Company are used to reduce risk by hedging an underlying economic exposure. Because of high correlation between the financial instrument and the underlying exposure being hedged, fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure. The financial instruments used by the Company are straightforward instruments with liquid markets.

The Company has cash flow exposure relating to variable interest rates, primarily associated with revolving and seasonal lines of credit and certain lease obligations, and seeks to manage this risk through the use of interest rate swaps. The primary interest rate exposure on variable rate obligations is based on the London Interbank Offered Rate ("LIBOR").

At February 2, 2001, and January 28, 2000, the fair value of the Company's debt, excluding capital lease obligations, was estimated at approximately $295.9 million and $87.7 million, respectively, based on the estimated market value of the debt at those dates. Such fair value is less than the carrying value of the debt at February 2, 2001, and January 28, 2000, by approximately $0.7 million and $10.4 million, respectively.

At February 2, 2001, the Company was party to an interest rate swap agreement with a notional amount of $100 million. The Company designated this agreement as a hedge of floating rate commitments relating to its synthetic lease agreements. Under the terms of the agreement, the Company will pay a fixed rate of 5.60% on the $100 million notional amount through September 1, 2002. The fair value of the interest rate swap agreement was $(0.4) million at February 2, 2001. The counterparty to the Company's interest rate swap agreement was a major financial institution. The Company is exposed to credit risk in the event of non-performance by such counterparty, the amount of which exposure is limited to the unpaid portion of amounts due to the Company pursuant to the interest rate swap agreement, if any. Although there are no collateral requirements if a downgrade in the credit rating of the counterparty occurs, the Company believes that its exposure is mitigated by provisions in the interest rate swap agreement that allow the Company to offset any amounts payable by the Company to the counterparty with any amounts due to the Company from the counterparty.

At January 28, 2000, the Company was party to two interest rate swap agreements with notional amounts totaling $200 million. These agreements fixed the Company's floating rate commitments relating to a portion of its synthetic lease agreements. Under the terms of these agreements, the Company paid a weighted average fixed rate of 5.14% on the $200 million notional amount during fiscal years 1999 and 2000. The fair value of these agreements at January 28, 2000, was $3.1 million. As of that date the maturity date for both agreements was expected to occur in September 2002. In January 2001, the Company paid $0.2 million to terminate one of those interest rate swap agreements.

In both 1999 and 2000, the Company recognized any differences paid or received on interest rate swap agreements as adjustments to interest expense.

Based upon the Company's variable rate borrowing levels, a 1% change in interest rates would have resulted in a pre-tax fluctuation of approximately $1.6 million and $2.6 million, including the effects of interest rate swaps, in 1999 and 2000, respectively. In 2001, the Company does not anticipate this expense fluctuation to vary materially from the estimated impact in 2000.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except per share amounts)

	February 2, 2001	January 28, 2000 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 162,310	$ 54,742
Merchandise inventories	896,235	952,432
Deferred income taxes	21,514	20,486
Other current assets	44,868	46,455
Total current assets	1,124,927	1,074,115
Property and equipment, at cost:		
Land	119,410	91,491
Buildings	286,476	250,919
Furniture, fixtures and equipment	823,234	651,656
Construction in progress	110,434	115,310
	1,339,554	1,109,376
Less accumulated depreciation and amortization	366,460	271,987
Net property and equipment	973,094	837,389
Merchandise inventories	116,000	—
Deferred income taxes	52,708	—
Other assets, net	15,733	12,124
Total assets	$2,282,462	$1,923,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 9,035	$ 1,828
Accounts payable	297,262	344,598
Accrued expenses and other	214,192	166,290
Income taxes	17,446	26,991
Total current liabilities	537,935	539,707
Long-term obligations	720,764	514,362
Deferred income taxes	—	24,206
Litigation settlement payable	162,000	—
Commitments and contingencies		
Shareholders' equity:		
Series B junior participating preferred stock, stated value $0.50 per share; Shares authorized: 10,000,000; Issued: None	—	—
Common stock, par value $.50 per share; Shares authorized: 500,000,000; Issued: 2000 — 331,292,000; 1999 — 330,822,000	165,646	165,411
Additional paid-in capital	283,925	229,906
Retained earnings	414,318	450,036
	863,889	845,353
Less common stock purchased by employee deferred compensation trust: 2000 — 94,000; 1999 — None	2,126	—
Total shareholders' equity	861,763	845,353
Total liabilities and shareholders' equity	$2,282,462	$1,923,628

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share amounts)

	For the years ended					
	February 2, 2001		January 28, 2000 (Restated)		January 29, 1999 (Restated)	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	**$4,550,571**	**100.00%**	$3,887,964	100.00%	$3,220,989	100.00%
Cost of goods sold	**3,299,668**	**72.51**	2,794,466	71.87	2,328,470	72.29
Gross profit	**1,250,903**	**27.49**	1,093,498	28.13	892,519	27.71
Selling, general and administrative	**934,899**	**20.54**	772,928	19.88	639,534	19.86
Litigation settlement expense	**162,000**	**3.56**	—		—	
Operating profit	**154,004**	**3.39**	320,570	8.25	252,985	7.85
Interest expense	**45,357**	**1.00**	25,873	0.67	13,976	0.43
Income before taxes on income	**108,647**	**2.39**	294,697	7.58	239,009	7.42
Provisions for taxes on income	**38,005**	**.84**	108,024	2.78	88,075	2.73
Net income	**$ 70,642**	**1.55%**	$ 186,673	4.80%	$ 150,934	4.69%
Diluted earnings per share	**$ 0.21**		$ 0.55		$ 0.45	
Weighted average diluted shares (000)	**333,858**		337,904		335,763	
Basic earnings per share	**$ 0.21**		$ 0.61		$ 0.53	

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended February 2, 2001, January 28, 2000, and January 29, 1999

(Dollars in thousands except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 30, 1998 (as previously reported)	$ 858	$163,149	$ 301,558	$318,858	$(200,527)	$583,896
Restatement adjustments	—	—	761	(23,791)	—	(23,030)
Balances, January 30, 1998 (restated)	$ 858	$163,149	$ 302,319	$295,067	$(200,527)	$560,866
Net income	—	—	—	150,934	—	150,934
Cash dividends, $0.08 per common share	—	—	—	(24,428)	—	(24,428)
Cash dividends, $2.04 per preferred share	—	—	—	(3,497)	—	(3,497)
Issuance of common stock under stock incentive plans (5,717,000 shares)	—	2,858	27,902	—	—	30,760
Tax benefit from exercise of options	—	—	32,252	—	—	32,252
Repurchase of common stock (3,901,000 shares)	—	(1,950)	—	(71,286)	—	(73,236)
Transfer to 401(k) plan (51,000 shares)	—	16	739	—	—	755
Balances, January 29, 1999 (restated)	$ 858	$164,073	$ 363,212	$346,790	$(200,527)	$674,406
Net income	—	—	—	186,673	—	186,673
Cash dividends, $0.10 per common share	—	—	—	(32,879)	—	(32,879)
Cash dividends, $0.69 per preferred share	—	—	—	(1,178)	—	(1,178)
Issuance of common stock under stock incentive plans (5,442,000 shares)	—	2,721	36,076	—	—	38,797
Tax benefit from exercise of options	—	—	30,287	—	—	30,287
Repurchase of common stock (2,766,000 shares)	—	(1,383)	—	(49,370)	—	(50,753)
Conversion of preferred to common (51,133,000 shares)	(858)	—	(199,669)	—	200,527	—
Balances, January 28, 2000 (restated)	$ —	$165,411	$ 229,906	$450,036	$ —	$845,353
Net income	—	—	—	70,642	—	70,642
Cash dividends, $0.12 per common share	—	—	—	(42,266)	—	(42,266)
Issuance of common stock under stock incentive plans (4,103,000 shares)	—	2,052	32,078	—	—	34,130
Tax benefit from exercise of options	—	—	19,018	—	—	19,018
Repurchase of common stock, net (3,634,000 shares)	—	(1,817)	2,923	(64,094)	—	(62,988)
Purchase of common stock by employee deferred compensation trust (94,000 shares)	—	—	—	—	(2,126)	(2,126)
Balances, February 2, 2001	**$ —**	**$165,646**	**$ 283,925**	**$414,318**	**$ (2,126)**	**$861,763**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the years ended		
	February 2, 2001	**January 28, 2000 (Restated)**	**January 29, 1999 (Restated)**
Cash flows from operating activities:			
Net income	**$ 70,642**	$ 186,673	$ 150,934
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**111,399**	79,707	57,414
Deferred income taxes	**(77,942)**	(2,261)	(3,889)
Tax benefit from stock option exercises	**19,018**	30,287	32,252
Litigation settlement	**162,000**	—	—
Change in operating assets and liabilities:			
Merchandise inventories	**(59,803)**	(158,836)	(171,239)
Other current assets	**4,650**	(15,351)	(11,230)
Accounts payable	**(47,336)**	78,002	86,623
Accrued expenses and other	**39,391**	(2,144)	14,931
Income taxes	**(9,545)**	4,125	20,640
Other	**3,031**	(3,480)	(2,745)
Net cash provided by operating activities	**215,505**	196,722	173,691
Cash flows from investing activities:			
Purchase of property and equipment	**(216,584)**	(142,070)	(143,382)
Proceeds from sale of property and equipment	**97,612**	3,051	222
Net cash used in investing activities	**(118,972)**	(139,019)	(143,160)
Cash flows from financing activities:			
Issuance of short-term borrowings	**220,000**	295,324	165,000
Repayments of short-term borrowings	**(220,000)**	(295,324)	(186,933)
Issuance of long-term obligations	**199,595**	22,848	72,257
Repayments of long-term obligations	**(112,276)**	(7,705)	(2,667)
Payment of cash dividends	**(42,237)**	(33,791)	(26,661)
Proceeds from exercise of stock options	**34,130**	38,797	30,727
Repurchase of common stock, net	**(62,988)**	(50,753)	(73,236)
Purchase of common stock by employee deferred compensation trust	**(2,126)**	—	—
Settlement of derivative financial instruments	**(3,063)**	—	—
Transfer to ESOP	**—**	—	755
Net cash provided by / (used in) financing activities	**11,035**	(30,604)	(20,758)
Net increase in cash and cash equivalents	**107,568**	27,099	9,773
Cash and cash equivalents, beginning of year	**54,742**	27,643	17,870
Cash and cash equivalents, end of year	**$ 162,310**	$ 54,742	$ 27,643
Supplemental cash flow information:			
Cash paid during year for:			
Interest	**$ 50,027**	$ 28,026	$ 16,166
Income taxes	**$ 104,311**	$ 77,038	$ 43,512
Supplemental schedule of noncash investing and financing activities:			
Purchase of property and equipment under capital lease obligations	**$ 126,290**	$ 272,233	$ 120,863
Conversion of preferred stock to common stock	**—**	$ 200,527	—

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation and Accounting Policies

Basis of presentation

These notes contain references to the years 2000, 1999 and 1998, which represent fiscal years ended February 2, 2001, January 28, 2000, and January 29, 1999, respectively. The Company's fiscal year ends on the Friday closest to January 31. There were 53 weeks in the fiscal year ended February 2, 2001. There were 52 weeks in the fiscal years ended January 28, 2000, and January 29, 1999. The consolidated financial statements include all subsidiaries. Intercompany transactions have been eliminated.

The Company sells general merchandise on a retail basis through 5,000 stores (as of February 2, 2001) located predominantly in small towns in the Southeastern and Midwestern United States. The Company has distribution centers ("DCs") in Scottsville, Kentucky; Ardmore, Oklahoma; South Boston, Virginia; Indianola, Mississippi; Fulton, Missouri; Alachua, Florida and Zanesville, Ohio.

All share and per share data reflect the effect of common stock splits.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the retail last-in, first-out ("LIFO") method. The excess of current cost over LIFO cost was approximately $18.3 million at February 2, 2001, $18.7 million at January 28, 2000, and $18.5 million at January 29, 1999. Current cost is determined using the retail first-in first-out method. LIFO reserves decreased $0.4 million in 2000, increased $0.2 million in 1999 and decreased $1.4 million in 1998. Costs directly associated with warehousing and distribution are capitalized into inventory.

Pre-opening costs

Pre-opening costs for new stores are expensed as incurred.

Property and equipment

Property and equipment are recorded at cost. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Amortization of capital lease assets is included in depreciation expense. Depreciation expense related to property and equipment was approximately $110.9 million in 2000, $79.4 million in 1999 and $56.4 million in 1998.

Software costs

Costs associated with the application development stage of significant new computer software applications for internal use are deferred and amortized over periods ranging from three to five years. Costs associated with the preliminary and post-implementation stages of these projects are expensed as incurred.

Impairment

When indicators of impairment are present, the Company evaluates the carrying value of property and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying assets. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than the book value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value. In 2000, the Company recorded an approximate $3.6 million impairment charge to reduce the carrying value of the closed Homerville, Georgia DC that is included in SG&A expense.

Other assets

Other assets consist primarily of debt issuance costs and deferred finance charges which are amortized over the life of the related obligation.

Insurance claims provisions

The Greater Cumberland Insurance Company, a Vermont-based, wholly-owned captive insurance subsidiary, charges Dollar General's subsidiary companies competitive premium rates to insure workers' compensation and non-property general liability claims risk. The insurance company currently insures no unrelated third-party risk.

The Company retains a significant portion of the risk for its workers' compensation, employee health insurance, general liability, property and automobile coverage. Accordingly, provisions are made for the Company's actuarially determined estimates of undiscounted future claim costs for such risks. To the extent that subsequent claim costs vary from those estimates, future earnings will be affected.

Fair value of financial instruments

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, receivables and payables approximate their respective fair values. At February 2, 2001, and January 28, 2000, the fair value of the Company's debt, excluding capital lease obligations, was approximately $295.9 million and $87.7 million, respectively, based upon the estimated market value of the debt at those dates. Such fair value is less than the carrying value of the debt at February 2, 2001, and January 28, 2000, by approximately $0.7 million and $10.4 million, respectively. Fair values are based primarily on quoted prices for those or similar instruments. A comparison of the carrying value and fair value of the Company's derivative financial instruments is included in the section entitled "Derivative financial instruments" in Note 1.

Derivative financial instruments

At February 2, 2001, the Company was party to an interest rate swap agreement with a notional amount of $100 million. The Company designated this agreement as a hedge of the floating rate commitments relating to its synthetic lease agreements. Under the terms of the agreement, the Company will pay a fixed rate of 5.60% on the $100 million notional amount through September 1, 2002. The fair value of the interest rate swap agreement was ($0.4) million at February 2, 2001.

At January 28, 2000, the Company was party to two interest rate swap agreements with notional amounts totaling $200 million. These agreements fixed the Company's floating rate commitments relating to a portion of its synthetic lease agreements. Under the terms of these agreements, the Company paid a weighted average fixed rate of 5.14% on the $200 million notional amount during fiscal years 1999 and 2000. The fair value of these agreements at January 28, 2000, was $3.1 million. As of that date, the maturity date of both agreements was expected to occur in September 2002. In January 2001, the Company paid $0.2 million to terminate one of these interest rate swap agreements.

The Company does not hold or issue derivative financial instruments for speculative or trading purposes. The Company recognizes floating rate interest differentials as adjustments to expense in the period they occur. Gains and losses on terminations of interest rate swap agreements are deferred and amortized to expense over the shorter of the original term of the agreements or the remaining life of the associated outstanding commitment. Approximately $2.9 million of realized losses relating to the early termination of interest rate derivatives were deferred at February 2, 2001. The fair values of the Company's interest rate swap agreements at February 2, 2001, and January 28, 2000, were based on dealer quotes. These values represent the amount the Company would receive or pay to terminate the agreements taking into consideration current interest rates. At February 2, 2001, the counterparty to the Company's interest rate swap agreement was a major financial institution. This counterparty exposes the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to the interest rate swap agreement, if any. Although there are no collateral requirements if a downgrade in the credit rating of the counterparty occurs, management believes that this exposure is mitigated by provisions in the interest rate swap agreement which allow for the legal right of offset of any amounts due to the Company from the counterparty with any amounts payable to the counterparty by the Company. As a result, management considers the risk of counterparty default to be minimal.

Stock-based compensation

The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations because the Company believes the alternative fair value accounting provided for under Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed.

The Company has historically permitted employees to use shares acquired through the exercise of stock options to satisfy tax-withholding requirements in excess of minimum employer statutory withholding rates. The Company recognizes compensation expense for such stock option exercises and grants in accordance with the provisions of EITF 87-6, "Adjustments Relating to Stock Compensation Plans," and FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB 25," as applicable. On December 17, 2001, the Company modified its personnel policies to eliminate the employee excess tax-withholding option.

The Company recognized compensation expense relating to its stock option plans of approximately $1.9 million, $3.0 million and $1.8 million in 2000, 1999 and 1998, respectively.

Revenue recognition

The Company recognizes sales at the time the sale is made to the customer.

Advertising costs

Advertising costs are expensed as incurred and were $7.0 million, $6.8 million and $5.7 million in 2000, 1999 and 1998, respectively.

Interest during construction

To assure that interest costs properly reflect only that portion relating to current operations, interest on borrowed funds during the construction of property and equipment is capitalized. Interest costs capitalized were approximately $6.7 million, $3.1 million and $3.0 million in 2000, 1999 and 1998, respectively.

Income taxes

The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

At February 2, 2001, a portion of the Company's merchandise inventory is in excess of the amounts that management believes will be sold in the next fiscal year. Management has developed a program to sell this inventory. See Note 4, Inventory Markdown. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without a further markdown.

The Company is exposed to losses as a result of various lawsuits (see Note 9 Commitments and Contingencies) related to the restatement. The Company has entered into settlement agreements with the lead plaintiffs of most of these lawsuits, as a result of which the Company has recognized an expense of $162.0 million in the fourth quarter of 2000 for the estimated costs of resolving these actions. The Company intends to assert defenses against these suits in the event that the settlement agreements that have been reached to date do not successfully resolve these matters. As these cases are at an early stage, the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated.

The Company records gain contingencies when realized.

Accounting pronouncements

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective February 3, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position, results of operations or cash flows of the Company.

The Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," in the fourth quarter of 2000. The adoption of SAB No. 101 did not have a material effect on the consolidated financial statements.

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company will apply the new accounting rules beginning February 2, 2002. The adoption of SFAS No. 141 and No. 142 will not have a material impact on the Company's financial position or results of operations.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt this statement on February 1, 2003. The Company believes the adoption of SFAS No. 143 will not have a material impact on its Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company will adopt this statement on February 2, 2002. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company believes the adoption of SFAS No. 144 will not have a material impact on its Consolidated Financial Statements.

2. Restatement of Financial Statements

Overview

On April 30, 2001, the Company announced that it had become aware of certain accounting issues that would cause it to restate its audited financial statements for fiscal years 1999 and 1998, and to revise the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. The Audit Committee of the Board of Directors promptly assumed oversight of the Company's response to the accounting issues and commenced an independent review of these accounting issues to prepare the Committee for its role in reviewing the restated financial statements, assisted by the law firm of Dechert, Price and Rhoads and the independent accounting firm Arthur Andersen, LLP. The Company further announced on June 7, 2001, that its Chairman and Chief Executive Officer had directed the Company's financial staff and its outside professional consultants to review the Company's reporting, record keeping, accounting and internal control policies and practices, and that until such review had been concluded the Company would not be in a position to update its prior financial guidance. The Company's financial staff conducted its review of these issues with the assistance of the Company's outside counsel, Debevoise & Plimpton, and accounting consultants from KPMG LLP.

Consistent with the activities of the Audit Committee and the Company's review of its financial statements for the 1998, 1999 and 2000 fiscal years, the Company has restated its audited financial statements for fiscal years 1999 and 1998, and has set forth in these Consolidated Financial Statements the Company's audited financial results for fiscal year 2000, which restate the unaudited financial information for the fiscal year 2000 that had been previously released by the Company. Previously released financial data for such periods should not be relied upon. For restated unaudited quarterly financial data for 2000 and 1999, see Note 14.

Restated net income and diluted earnings per share for 2000 are $70.6 million and $0.21, respectively, as compared to the $206.0 million and $0.62 previously reported. The restated results for 2000 include a pre-tax expense of $162.0 million to settle the Company's restatement-related litigation described below. Restated net income totaled $186.7 million in fiscal 1999 and $150.9 million in fiscal 1998, equaling diluted earnings per share of $0.55, and $0.45. The Company originally reported, prior to the restatement, net income of $219.4 million in fiscal 1999 and $182.0 million in fiscal 1998, equaling diluted earnings per share for those periods of $0.65 and $0.54, respectively.

The issues for restatement, excluding the litigation settlement expense, can be broken down into four general categories: (i) items impacting the cost of goods sold that were recorded incorrectly and/or that reflect more accurate estimates, (ii) selling, general and administrative ("SG&A") expenses that were either incurred but not accrued, or recorded incorrectly, (iii) additional interest expense required as a result of restating certain operating leases as capital leases and financing obligations, and the addition of capital lease and financing obligation liabilities to the Company's balance sheets, and (iv) changes to the Company's income tax provision to correct errors.

The effects of these issues on diluted earnings per share over the three-year period is summarized in the following table:

Adjustments to diluted earnings per share*:	3 Year Cumulative	Year Ended February 2, 2001	Year Ended January 28, 2000	Year Ended January 29, 1999
Cost of goods sold	$(0.05)	$(0.01)	$(0.01)	$(0.03)
Selling, general & administrative expenses	(0.11)	(0.02)	(0.05)	(0.04)
Interest expense	(0.11)	(0.06)	(0.04)	(0.01)
Tax provision	(0.02)	(0.01)	(0.00)	(0.01)
	$(0.30)	$(0.11)	$(0.10)	$(0.09)

* Totals may not foot due to rounding; excludes litigation settlement expense.

Although the issues for restatement in total had a negative aggregate impact on diluted earnings per share over the three year-period, some of the issues resulted in the recording of additional income, while others affected multiple years but had no impact on earnings over the combined three-year period.

Effects of restatement

In addition to the restatement of diluted earnings per share, the correction of many of the issues identified by the Company also required an adjustment to previously reported balance sheets. The following statements of income and balance sheets reconcile previously reported and restated financial information. Dollar amounts are in thousands except for per share amounts. Some of the amounts in the following tables may not foot due to rounding.

CONSOLIDATED STATEMENT OF INCOME

	Year ended February 2, 2001		
	As Previously Released (unaudited)	Restatement Related Adjustments	As Restated
	Amount	Amount	Amount
Net sales	$4,551,511	$ (940)	$4,550,571
Cost of goods sold	3,293,126	6,542	3,299,668
Gross profit	1,258,385	(7,482)	1,250,903
Selling, general and administrative	923,760	11,139	934,899
Litigation settlement expense	—	162,000	162,000
Operating profit	334,625	(180,621)	154,004
Interest expense	11,508	33,849	45,357
Income before taxes on income	323,117	(214,470)	108,647
Provisions for taxes on income	117,098	(79,093)	38,005
Net income	$ 206,019	$(135,377)	$ 70,642
Diluted earnings per share	$ 0.62	$ (0.41)	$ 0.21
Weighted average diluted shares (000)	333,858	—	333,858
Basic earnings per share	$ 0.62	$ (0.41)	$ 0.21

CONSOLIDATED BALANCE SHEET

	As of February 2, 2001		
	As Previously Released (unaudited)	Restatement Related Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 141,453	$ 20,857	$ 162,310
Merchandise inventories	1,050,693	(154,458)	896,235
Deferred income taxes	8,074	13,440	21,514
Other current assets	69,108	(24,240)	44,868
Total current assets	1,269,328	(144,401)	1,124,927
Property and equipment, at cost:			
Land	5,948	113,462	119,410
Buildings	34,665	251,811	286,476
Furniture, fixtures and equipment	687,201	136,033	823,234
Construction in progress	68,705	41,729	110,434
	796,519	543,035	1,339,554
Less accumulated depreciation and amortization	305,756	60,704	366,460
Net property and equipment	490,763	482,331	973,094
Merchandise inventories	—	116,000	116,000
Deferred income taxes	—	52,708	52,708
Other assets, net	16,045	(312)	15,733
Total assets	$1,776,136	$ 506,326	$2,282,462
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term obligations	$ 4,560	$ 4,475	$ 9,035
Accounts payable	284,768	12,494	297,262
Accrued expenses and other	137,350	76,842	214,192
Income taxes	8,648	8,798	17,446
Total current liabilities	435,326	102,609	537,935
Long-term obligations	214,236	506,528	720,764
Deferred income taxes	51,290	(51,290)	—
Litigation settlement payable	—	162,000	162,000
Shareholders' equity:			
Series B junior participating preferred stock	—	—	—
Common stock	165,646	—	165,646
Additional paid-in capital	274,112	9,813	283,925
Retained earnings	637,652	(223,334)	414,318
Less common stock purchased by employee deferred compensation trust	2,126	—	2,126
Total shareholders' equity	1,075,284	(213,521)	861,763
Total liabilities and shareholders' equity	$1,776,136	$ 506,326	$2,282,462

CONSOLIDATED STATEMENT OF INCOME

	For the year ended January 28, 2000		
	As Previously Reported	Restatement Related Adjustments	As Restated
	Amount	Amount	Amount
Net sales	$3,887,964	$ 0	$3,887,964
Cost of goods sold	2,790,173	4,293	2,794,466
Gross profit	1,097,791	(4,293)	1,093,498
Selling, general and administrative	748,489	24,439	772,928
Operating profit	349,302	(28,732)	320,570
Interest expense	5,157	20,716	25,873
Income before taxes on income	344,145	(49,448)	294,697
Provisions for taxes on income	124,718	(16,694)	108,024
Net income	$ 219,427	$(32,754)	$ 186,673
Diluted earnings per share	$ 0.65	$ (0.10)	$ 0.55
Weighted average diluted shares (000)	336,963	941	337,904
Basic earnings per share	$ 0.72	$ (0.11)	$ 0.61

CONSOLIDATED BALANCE SHEET

	As of January 28, 2000		
	As Previously Reported	Restatement Related Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 58,789	$ (4,047)	$ 54,742
Merchandise inventories	985,715	(33,283)	952,432
Deferred income taxes	5,995	14,491	20,486
Other current assets	45,036	1,419	46,455
Total current assets	1,095,535	(21,420)	1,074,115
Property and equipment, at cost:			
Land	5,907	85,584	91,491
Buildings	32,807	218,112	250,919
Furniture, fixtures and equipment	554,598	97,058	651,656
Construction in progress	4,225	111,085	115,310
	597,537	511,839	1,109,376
Less accumulated depreciation and amortization	251,064	20,923	271,987
Net property and equipment	346,473	490,916	837,389
Other assets, net	8,933	3,191	12,124
Total assets	$1,450,941	$472,687	$1,923,628
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Current portion of long-term obligations	$ 1,233	$ 595	$ 1,828
Accounts payable	334,554	10,044	344,598
Accrued expenses and other	121,375	44,915	166,290
Income taxes	15,135	11,856	26,991
Total current liabilities	472,297	67,410	539,707
Long-term obligations	1,200	513,162	514,362
Deferred income taxes	51,523	(27,317)	24,206
Shareholders' equity:			
Series B junior participating preferred stock	—	—	—
Common stock	132,346	33,065	165,411
Additional paid-in capital	255,581	(25,675)	229,906
Retained earnings	537,994	(87,958)	450,036
Total shareholders' equity	925,921	(80,568)	845,353
Total liabilities and shareholders' equity	$1,450,941	$472,687	$1,923,628

CONSOLIDATED STATEMENT OF INCOME

	For the year ended January 29, 1999		
	As Previously Reported	Restatement Related Adjustments	As Restated
	Amount	Amount	Amount
Net sales	$3,220,989	$ —	$3,220,989
Cost of goods sold	2,315,112	13,358	2,328,470
Gross profit	905,877	(13,358)	892,519
Selling, general and administrative	616,613	22,921	639,534
Operating profit	289,264	(36,279)	252,985
Interest expense	8,349	5,627	13,976
Income before taxes on income	280,915	(41,906)	239,009
Provisions for taxes on income	98,882	(10,807)	88,075
Net income	$ 182,033	$(31,099)	$ 150,934
Diluted earnings per share	$ 0.54	$ (0.09)	$ 0.45
Weighted average diluted shares (000)	335,498	265	335,763
Basic earnings per share	$ 0.65	$ (0.11)	$ 0.53

3. Cash and short-term borrowings

The Company's cash management system provides for daily investment of available balances and the funding of outstanding checks when presented for payment. Outstanding but unpresented checks totaling approximately $84.3 million and $127.5 million at February 2, 2001, and January 28, 2000, respectively, have been included in accounts payable. Upon presentation for payment, they will be funded through available cash balances or the Company's revolver.

The Company had seasonal lines of credit with banks totaling $80.0 million at February 2, 2001, and $105.0 million at January 28, 2000. The lines of credit are subject to periodic review by the lending institutions, which may increase or decrease the amounts available. There were no borrowings outstanding under these lines of credit at February 2, 2001, and January 28, 2000. The Company also has a $175.0 million revolver that expires in September 2002. There were no borrowings outstanding under the revolver at February 2, 2001, or January 28, 2000. Until the restatement-related legal proceedings referred to below in Note 9 are resolved, the Company may need waivers in order to draw on the revolver. The seasonal lines of credit have expired.

The weighted average interest rates for all short-term borrowings were 6.6% and 5.4% for 2000 and 1999, respectively. The revolver contains certain restrictive covenants. At December 31, 2001, the Company was in compliance with all such covenants (see Note 7).

At February 2, 2001, and January 28, 2000, the Company had outstanding commercial letters of credit totaling $60.8 million and $53.6 million, respectively. Total amounts available for the issuance of commercial letters of credit were $210.0 million at February 2, 2001, and $285.0 million at January 28, 2000.

4. Inventory markdown

In the fourth quarter of 2000, the Company determined that it had certain excess inventory that would require a markdown to assist with its disposition. Accordingly, the Company recorded a markdown which had the impact of reducing inventory at cost at February 2, 2001, and increasing cost of goods sold in the fourth quarter of 2000 by approximately $21.5 million. The Company believes that this markdown will be adequate to ensure the sale of the excess inventory during fiscal years 2001 and 2002. However, there can be no assurance that the Company will be able to sell all of this inventory by the end of 2002 without a further markdown. The Company moved $116.0 million of inventory out of current assets at February 2, 2001, that it does not expect to sell during 2001.

5. Accrued expenses and other

Accrued expenses and other consist of the following:

(In thousands)	2000	1999
Compensation and benefits	$ 54,559	$ 58,707
Insurance	46,238	35,710
Taxes (other than taxes on income)	27,507	20,864
Dividends	10,598	8,467
Freight	14,367	10,827
Other	60,923	31,715
	$214,192	$166,290

6. Income taxes

The provision for taxes on income consists of the following:

(In thousands)	2000	1999	1998
Current:			
Federal	$103,158	$100,367	$83,969
State	12,789	9,918	7,995
	115,947	110,285	91,964
Deferred:			
Federal	(66,781)	(965)	(3,328)
State	(11,161)	(1,296)	(561)
	(77,942)	(2,261)	(3,889)
	$ 38,005	$108,024	$88,075

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows (in thousands):

	2000		1999		1998	
U.S. Federal statutory rate on earnings before income taxes	**$38,026**	**35.0%**	$103,144	35.0%	$83,653	35.0%
State income taxes, net of federal income tax benefit	**402**	**0.4%**	4,759	1.6%	4,781	2.0%
Jobs credits, net of federal income tax benefit	**(1,123)**	**(0.9)%**	(755)	(0.2)%	(642)	(0.2)%
Increase in valuation allowance	**657**	**0.5%**	844	0.3%	51	0.0%
Other	**43**	**0.0%**	32	0.0%	232	0.1%
Actual income taxes	**$38,005**	**35.0%**	$108,024	36.7%	$88,075	36.9%

Sources of deferred tax assets and deferred tax liabilities are as follows (in thousands):

	2000	1999
Deferred tax assets:		
Inventories	$ 1,897	$ 4,287
Deferred compensation expense	3,437	2,978
Accrued expenses and other	8,451	8,489
Workers compensation-related insurance reserves	4,003	2,991
Deferred gain on sale/leasebacks	3,702	479
Litigation settlement	63,000	—
Other	2,839	2,054
State tax net operating loss carryforwards	2,506	2,350
State tax credit carryforwards	813	898
	90,648	24,526
Less valuation allowance	(2,117)	(1,460)
Total deferred tax assets	88,531	23,066
Deferred tax liabilities:		
Property and equipment	(9,968)	(24,561)
Compensation-related liabilities	(1,976)	(1,711)
Other	(2,365)	(514)
Total deferred tax liabilities	(14,309)	(26,786)
Net deferred tax assets (liabilities)	$ 74,222	$ (3,720)

State net operating loss carryforwards as of February 2, 2001, totaled approximately $76.3 million that will expire between 2005 and 2020. The valuation allowance has been provided for certain state loss carryforwards and state tax credits. The change in the valuation allowance was $657,000, $844,000 and $51,000 as of 2000, 1999 and 1998, respectively. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets after giving consideration to the valuation allowance.

7. Long-term obligations

Long-term obligations consist of the following (in thousands):

	February 2, 2001	January 28, 2000
8⅝% Notes due June 15, 2010, net of discount of $405	$199,595	$ —
Capital lease obligations	433,099	418,001
Financing obligations (see Note 9)	97,002	98,039
Other notes payable, weighted average fixed interest rate of 10.5% at February 2, 2001, payable in monthly installments to January 2003	103	150
	729,799	516,190
Less: current portion	(9,035)	(1,828)
Long-term portion	$720,764	$514,362

On June 21, 2000, the Company sold $200 million principal amount of 8⅝% Notes due June 2010 (the "Old Notes") in a private offering under Rule 144A of the Securities Act of 1933. Subsequent to the offering, the Company and its guarantor subsidiaries filed a registration statement on Form S-4 enabling the Company to exchange its 8⅝% Exchange Notes due June 2010 (the "New Notes" and, together with the Old Notes, the "Notes") for all outstanding Old Notes.

The Notes require semi-annual interest payments in June and December of each year through June 15, 2010, at which time the entire balance becomes due and payable. In addition, the Notes may be redeemed by the holders thereof at 100% of the principal amount, plus accrued and unpaid interest, on June 15, 2005. The Notes contain certain restrictive covenants. At February 2, 2001, the Company was in compliance with all such covenants.

As of February 2, 2001, the Company had $383 million outstanding under two synthetic lease facilities (the "Facilities") maturing in September 2002, one with $212 million in outstanding capital leases and the other with $171 million in outstanding capital leases. The leases allow for the use and occupancy of certain real property, including approximately 400 retail stores, two distribution centers and the Company's headquarters in Goodlettsville, Tennessee. The Company plans to purchase the properties from the lessor at the maturity of the Facilities. The Company is currently working on a plan to refinance the lease obligations. The Facilities have the same two financial covenants as the revolving credit facility, a fixed charge test and a leverage test. The facility with $212 million in outstanding capital leases is funded by a syndicate of financial institutions; borrowings under the facility were priced at LIBOR plus 102.5 basis points as of December 14, 2001. The pricing spread over LIBOR fluctuates based on the Company's debt ratings as published by the debt rating agencies. The Company's spread over LIBOR increased to 102.5 basis points from 15 basis points as part of the October 19, 2001 waiver and amendment as described below. The facility with $171 million in outstanding capital leases is funded by commercial paper issued at prevailing market rates by a commercial paper funding entity and is secured by a letter of credit facility.

In June 2000, distribution centers in Indianola, Mississippi and Fulton, Missouri were purchased from the Facilities and sold in sale-leaseback transactions resulting in twenty-two year, triple net leases with renewal options for an additional thirty years. These were refinanced to bolster liquidity and diversify sources of funds.

Throughout 2001, the Company obtained waivers from its lenders to extend the requirement to deliver its audited 2000 financial statements, and unaudited 2001 quarterly financial statements, as a result of delays related to the restatement described herein. The Company executed waivers with its lenders under the Facilities and revolving credit facility on May 10, 2001, June 8, 2001, and July 27, 2001, a waiver and amendment on October 19, 2001, and waivers on December 28, 2001, and January 10, 2002. The June 8, 2001 waiver prohibited the Company from repurchasing its shares and limited its capital expenditures to $160 million for the period commencing on February 2, 2001, and concluding with the delivery of the restated financial statements. The October 19, 2001, amendment increased the pricing on the synthetic lease with $212 million in outstanding capital leases and the revolving credit facility from 15 basis points over LIBOR to 102.5 basis points over LIBOR, and accelerated the maturity of the second synthetic lease to September 2002 from June 2004. The Company executed waivers with the lenders under the Indianola, Mississippi and Fulton, Missouri distribution center leases on May 7, 2001, May 11, 2001, June 8, 2001, July 30, 2001, October 31, 2001, December 31, 2001, and January 10, 2002. In addition, the Company executed waivers with the lenders under the Ardmore and South Boston distribution center leases on January 10, 2002, and the lender under the Company's airplane lease on December 21, 2001, and January 7, 2002. The Company paid a total of approximately $1.6 million in fees for all of the waivers and amendments.

8. Earnings per share

Amounts are in thousands except per share data, and shares have been adjusted to give retroactive effect to all common stock splits.

	2000		
	Income	Shares	Per Share Amount
Net income	$70,642		
Basic earnings per share			
Income available to common shareholders	70,642	329,741	$0.21
Stock options		4,117	
Diluted earnings per share			
Income available to common shareholders plus assumed conversions	$70,642	333,858	$0.21

	1999		
	Income	Shares	Per Share Amount
Net income	$186,673		
Less: preferred stock dividends	1,178		
Basic earnings per share			
Income available to common shareholders	185,495	302,251	$0.61
Stock options		6,716	
Convertible preferred stock	1,178	28,937	
Diluted earnings per share			
Income available to common shareholders plus assumed conversions	$186,673	337,904	$0.55

	1998		
	Income	Shares	Per Share Amount
Net income	$150,934		
Less: preferred stock dividends	3,497		
Basic earnings per share			
Income available to common shareholders	147,437	276,321	$0.53
Stock options		8,309	
Convertible preferred stock	3,497	51,133	
Diluted earnings per share			
Income available to common shareholders plus assumed conversions	$150,934	335,763	$0.45

Basic earnings per share was computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share was determined based on the assumption that the convertible preferred stock was converted upon issuance on August 22, 1994, and for the dilutive effect of stock options using the treasury stock method.

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year (but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares) were 10.2 million, 4.8 million and 1.1 million in 2000, 1999 and 1998, respectively.

9. Commitments and contingencies

Leases

As of February 2, 2001, the Company and certain subsidiaries were committed under capital and operating lease agreements and financing obligations for retail stores, DCs and administrative office space as well as for certain furniture, fixtures and equipment. Most of the stores are operated under operating leases that include renewal options for periods ranging from two to five years and provisions for contingent rentals based upon a percentage of defined sales volume. Certain leases contain restrictive covenants. As of February 2, 2001, the Company was in compliance with such covenants.

In January 1999 and April 1997, the Company sold its DCs located in Ardmore, Oklahoma and South Boston, Virginia, respectively, for 100% cash consideration. Concurrent with the sale transactions, the Company leased the properties back for periods of 25 and 23 years, respectively. The transactions have been recorded as financing obligations rather than sales as a result of, among other things, the lessor's ability to put the properties back to the Company under certain circumstances. The property and equipment, along with the related lease obligations, associated with these transactions will continue to be recorded in the accompanying financial statements.

Future minimum payments as of February 2, 2001, for capital leases, operating leases and financing obligations, are as follows:

(in thousands)	Capital leases	Financing obligations	Operating leases
2001	$ 37,938	$ 9,018	$138,236
2002	409,952	9,283	115,641
2003	11,340	9,283	86,124
2004	11,234	9,283	53,608
2005	7,469	9,283	30,951
Thereafter	12,060	173,778	151,752
Total minimum payments	489,993	219,928	$576,312
Less: Imputed interest	(56,894)	(122,926)	
Present value of net minimum lease payments	433,099	97,002	
Less: current portion	(7,917)	(1,118)	
Long-term portion	$425,182	$ 95,884	

Capitalized leases were discounted at an effective interest rate of approximately 6.8% at February 2, 2001. The gross amount of property and equipment recorded under capital leases or financing obligations at February 2, 2001, and January 28, 2000, were $506.9 million and $410.0 million, respectively.

Rent expense under all operating leases was as follows:

(In thousands)	2000	1999	1998
Minimum rentals	**$141,627**	$117,378	$ 96,520
Contingent rentals	**12,584**	13,817	13,458
	$154,211	$131,195	$109,978

Legal proceedings

Restatement-Related Proceedings. Following the April 30, 2001, announcement discussed above, more than 20 purported class action lawsuits were filed against the Company and certain current and former officers and directors of the Company, asserting claims under the federal securities laws. These lawsuits have been consolidated into a single action pending in the United States District Court for the Middle District of Tennessee. On July 17, 2001, the court entered an order appointing the Florida State Board of Administration and the Teachers' Retirement System of Louisiana as lead plaintiffs and the law firms of Entwistle & Cappucci LLP, Milberg Weiss Bershad Hynes & Lerach LLP and Grant & Eisenhofer, P.A. as co-lead counsel. On January 3, 2002, the lead plaintiffs filed an amended consolidated class action complaint purporting to name as plaintiffs a class of persons who held or purchased the Company's securities and related derivative securities between May 12, 1998, and September 21, 2001. Among other things, plaintiffs have alleged that the Company and certain of its current and former officers and directors made misrepresentations concerning the Company's financial results in the Company's filings with the Securities and Exchange Commission and in various press releases and other public statements. The plaintiffs seek damages with interest, costs and such other relief as the court deems proper.

The Company has reached a settlement agreement with the purported class action plaintiffs, pursuant to which the Company has agreed to pay $140 million to such plaintiffs in settlement for their claims, and to implement certain enhancements to its corporate governance and internal control procedures. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. Following the completion of confirmatory discovery, plaintiffs have the right under the settlement agreement to amend their complaint further to increase the size of the class, and to negotiate with the Company for additional damages, the aggregate amount of all damages to be paid in settlement of plaintiffs' claims not to exceed $162 million. The Company expects that following the completion of such confirmatory discovery, the plaintiffs will amend their complaint and seek aggregate damages of $162 million. The Company has accordingly recognized an expense of $162 million in the fourth quarter of 2000. The Company expects to receive from its insurers approximately $4.5 million in respect of the class action settlement, which amount has not been accrued in the Company's financial statements.

In addition, six purported shareholder derivative lawsuits have been filed in Tennessee State Court against certain current and former Company directors and officers and Deloitte & Touche LLP, the Company's former independent accountant. The Company is named as a nominal defendant in the actions, which seek restitution and/or compensatory and punitive damages with interest, equitable and/or injunctive relief, costs and such further relief as the court deems proper. By order entered October 31, 2001, the court appointed Michael Dixon, Jr., Carolinas Electrical Workers Retirement Fund and Thomas Dewey, plaintiffs in one of the six filed cases, as lead plaintiffs and the law firms of Branstetter, Kilgore Stranch & Jennings and Stanley, Mandel & Iola as lead counsel. In the same order, the court stayed the remaining cases pending completion of the lead case. Among other things, the plaintiffs allege that certain current and former Company directors and officers breached their fiduciary duties to the Company and that Deloitte & Touche aided and abetted those breaches and was negligent in its service as the Company's independent accountant. During August and September 2001, the Company moved to dismiss all six cases for failure to make a pre-suit demand on the Board of Directors and, in the alternative, requested that the court stay the actions pending the completion of an investigation into the allegations in the complaints by the Shareholder Derivative Claim Review Committee of the Company's Board of Directors. The lead plaintiffs filed an opposition to this motion on October 2, 2001. A hearing on the motion has not yet been scheduled.

Two purported shareholder derivative lawsuits also have been filed in the United States District Court for the Middle District of Tennessee against certain current and former Company directors and officers alleging that they breached their fiduciary duties to the Company. The Company is named as a nominal defendant in these actions, which seek declaratory relief, compensatory and punitive damages, costs and such further relief as the court deems proper. By motion filed on September 28, 2001, the Company requested that the federal court abstain from exercising jurisdiction over the purported shareholder derivative actions in deference to the pending state court actions. By agreement of the parties and court order dated December 3, 2001, the case has been stayed until June 3, 2002.

The Company and the individual defendants have reached a settlement agreement with lead counsel to the plaintiffs in the lead Tennessee state shareholder derivative action. The agreement includes a payment to the Company from a portion of the proceeds of the Company's director and officer liability insurance policies as well as certain corporate governance and internal control enhancements. Pursuant to the terms of such agreement, the Company anticipates that all of the stayed cases, including the federal derivative cases described above, will be dismissed with prejudice by the courts in which they are pending. Such agreement is subject to confirmatory discovery, to the final approval of the Company's Board of Directors, and to court approval. If the settlement agreement is approved, the Company expects that it will result in a net payment to the Company, after attorneys' fees payable to the plaintiffs' counsel, of approximately $24.8 million, which has not been accrued in the Company's financial statements.

The Company believes that it has substantial defenses to the purported class action and the derivative lawsuits and intends to assert these defenses in the courts in which the actions are pending in the event the settlement agreements referred to above do not successfully resolve these matters. These cases are at an early stage and the amount of potential loss, if any, should the settlement agreements not become effective cannot be reasonably estimated. An unfavorable outcome for the Company in these actions could have a material adverse impact on the Company's financial position and results of operations.

The Company has been notified that the SEC is conducting an investigation into the circumstances that gave rise to the Company's April 30, 2001, announcement. The Company is cooperating with this investigation by providing documents and other information to the SEC.

Other Litigation. The Company was involved in other litigation, investigations of a routine nature and various legal matters during 2000, which were, and are being, defended and otherwise handled in the ordinary course of business. While the ultimate results of these matters cannot be determined or predicted, management believes that they have not had and will not have a material adverse effect on the Company's results of operations or financial position.

10. Employee benefits

Effective January 1, 1998, the Company established a 401(k) savings and retirement plan. All employees who complete 12 months of service, work 1,000 hours, and are at least 21 years of age are eligible to participate in the plan. Employee contributions, up to 6% of annual compensation, are matched by the Company at the rate of $0.50 on the dollar. The Company also contributes a discretionary amount annually to the plan equal to 2% of each employee's annual compensation. Expense for this plan was approximately $7.9 million in 2000, $7.0 million in 1999 and $5.5 million in 1998.

Effective January 1, 1998, the Company also established a supplemental retirement plan and a compensation deferral plan for a select group of management and highly compensated employees. The supplemental retirement plan is a noncontributory defined contribution plan with annual Company contributions ranging from 2% to 12% of base pay plus bonus depending upon age plus years of service and salary level. Under the compensation deferral plan, participants may defer up to 100% of base pay and 100% of bonus pay. Effective January 1, 2000, both the supplemental retirement plan and compensation deferral plan were amended and restated so that such plans were combined into one master plan document. An employee may be designated for participation in one or both of the plans, according to the eligibility requirements of the plans. Expense for these plans was approximately $0.1 million in 2000, $1.1 million in 1999 and $0.1 million in 1998.

In September 2000, the supplemental retirement plan and compensation deferral plan assets were invested in Company stock and mutual funds as designated by the plan participants and placed in a rabbi trust. The mutual funds are stated at fair market value, which is based on quoted market prices, and are included in other current assets. In accordance with EITF No. 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," the Company's stock held in the trust is recorded at historical cost and classified as treasury stock. Pursuant to the terms of the plan, a participant's account balance will be paid in cash by (a) lump sum, (b) monthly installments over a 5, 10 or 15 year period or (c) a combination of lump sum and installments. The deferred compensation liability is recorded at the fair value of the investments held in the trust and is included in accrued expenses.

11. Capital stock

In 1994, the Company exchanged 1.7 million shares of Series A Convertible Junior Preferred Stock for the 8.6 million shares of Dollar General common stock owned by C.T.S., Inc., a personal holding company controlled by members of the Turner family, the founders of Dollar General. The Series A Convertible Junior Preferred Stock was authorized by the Board of Directors out of the authorized but unissued preferred stock approved by the Company's shareholders in 1992. On August 23, 1999, the holders of all of the Company's 1.7 million shares of Series A Convertible Junior Preferred Stock converted their shares to 51.1 million split-adjusted shares of Dollar General Common Stock in accordance with the relevant provisions of the Company's charter. Consequently, preferred stock and treasury stock balances were reduced to zero and Series A Convertible Junior Preferred Stock is no longer outstanding or authorized for issuance.

The Company has a Shareholder Rights Plan (the "Plan") under which Series B Junior Participating Preferred Stock Purchase Rights (the "Rights") were issued for each outstanding share of common stock. The Rights were attached to all common stock outstanding as of March 10, 2000, and will be attached to all additional shares of common stock issued prior to the Plan's expiration on February 28, 2010, or such earlier termination, if applicable. The Rights entitle the holders to purchase from the Company one one-hundredth of a share (a "Unit") of Series B Junior Participating Preferred Stock (the "Preferred Stock"), no par value, at a purchase price of $100 per Unit, subject to adjustment. Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will become exercisable upon the occurrence of a triggering event as defined in the Plan.

The Company has 5 million shares of common stock available for repurchase through August 2002 under its authorized repurchase program.

12. Stock incentive plans

The Company has established stock incentive plans under which options to purchase common stock may be granted to executive officers, directors and key employees.

All options granted in 2000, 1999 and 1998 under the 1998 Stock Incentive Plan, the 1995 Employee Stock Incentive Plan, the 1993 Employee Stock Incentive Plan and the 1995 Outside Directors Stock Option Plan, were non-qualified stock options issued at a price equal to the fair market value of the Company's common stock on the date of grant. Non-qualified options granted under these plans have expiration dates no later than 10 years following the date of grant.

Under the plans, grants are made to key management employees ranging from executive officers to store managers and assistant store managers, as well as other employees as prescribed by the Company's Corporate Governance and Compensation Committee of the Board of Directors. The number of options granted and the vesting schedules of those options are directly linked to the employee's performance, Company performance and employee tenure depending on the employee's position within the Company.

The plans also provide for annual grants to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels and the fair market value of the stock on the grant date.

The Company applies APB 25, and related interpretations in accounting for its plans. Under this intrinsic-value based method of accounting, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table.

(Amounts in thousands except per share data)	**2000**	1999	1998
Net income — as reported	**$70,642**	$186,673	$150,934
Net income — pro forma	**$50,805**	$164,260	$135,848
Earnings per share — as reported			
Basic	**$ 0.21**	$ 0.61	$ 0.53
Diluted	**$ 0.21**	$ 0.55	$ 0.45
Earnings per share — pro forma			
Basic	**$ 0.15**	$ 0.54	$ 0.48
Diluted	**$ 0.15**	$ 0.49	$ 0.40

Earnings per share have been adjusted to give retroactive effect to all common stock splits.

The pro forma effects on net income for 2000, 1999 and 1998 are not representative of the pro forma effect on net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The fair value of options granted during 2000, 1999 and 1998 is $10.76, $9.26 and $8.04, respectively.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	2000	1999	1998
Expected dividend yield	**0.7%**	0.7%	0.7%
Expected stock price volatility	**49.0%**	48.0%	48.0%
Weighted average risk-free interest rate	**6.2%**	5.3%	5.5%
Expected life of options (years)	**6.8**	4.5	3.0

The Black-Scholes option model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the balances and activity for all of the Company's stock incentive plans for the last three fiscal years is presented below:

	Shares Under Plans	Weighted Average Exercise Price
Balance, January 30, 1998	25,276,005	$ 6.65
Granted	6,145,195	15.76
Exercised	(5,717,075)	5.29
Canceled	(2,132,001)	9.85
Balance, January 29, 1999	23,572,124	9.06
Granted	5,968,592	21.24
Exercised	(5,442,217)	6.46
Canceled	(1,432,590)	13.35
Balance, January 28, 2000	22,665,909	12.62
Granted	5,795,360	19.75
Exercised	(4,102,739)	7.17
Canceled	(2,267,402)	17.30
Balance, February 2, 2001	**22,091,128**	**$15.02**

The following table summarizes information about stock options outstanding at February 2, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Exercise Price
$ 0.73 — $10.00	5,036,162	4.2	$ 5.21	3,783,564	$ 5.69
$10.01 — $20.00	9,639,233	7.5	15.06	5,200,905	13.81
$20.01 — $23.90	7,415,733	8.7	21.64	1,123,851	22.30
$ 0.73 — $23.90	22,091,128	7.2	$15.02	10,108,320	$11.72

At February 2, 2001, there were approximately 24.7 million shares available for granting of stock options under the Company's stock option plans.

13. Segment reporting

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 2, 2001, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

(In thousands)	2000	1999	1998
Classes of similar products:			
Net sales:			
Highly consumable	**$2,518,052**	$1,996,454	$1,364,032
Hardware and seasonal	**706,140**	640,791	604,485
Basic clothing	**554,117**	482,390	391,609
Home products	**772,262**	768,329	860,863
	$4,550,571	$3,887,964	$3,220,989

14. Quarterly financial data (unaudited)

The following is selected unaudited quarterly financial data, as previously reported and as restated, for the fiscal years ended February 2, 2001, and January 28, 2000. Amounts are in thousands except per share data. Per share data has been adjusted for all common stock splits. Some of the amounts in the following tables may not foot due to rounding.

First Quarter of the year ended February 2, 2001:

	As Previously Reported	Restatement Related Adjustments	As Restated
2000:			
Net sales	$997,079	$ —	$997,079
Gross profit	272,709	(3,302)	269,407
Net income	44,340	(15,005)	29,335
Diluted earnings per share	$ 0.13	$ (0.04)	$ 0.09
Basic earnings per share	$ 0.13	$ (0.05)	$ 0.09

Second Quarter of the year ended February 2, 2001:

	As Previously Reported	Restatement Related Adjustments	As Restated
2000:			
Net sales	$1,017,418	$ —	$1,017,418
Gross profit	281,973	2,077	284,050
Net income	39,310	(11,524)	27,786
Diluted earnings per share	$ 0.12	$ (0.03)	$ 0.08
Basic earnings per share	$ 0.12	$ (0.04)	$ 0.08

Third Quarter of the year ended February 2, 2001:

	As Previously Reported	Restatement Related Adjustments	As Restated
2000:			
Net sales	$1,094,360	$ —	$1,094,360
Gross profit	321,364	(3,020)	318,344
Net income	50,990	(5,314)	45,676
Diluted earnings per share	$ 0.15	$ (0.02)	$ 0.14
Basic earnings per share	$ 0.15	$ (0.02)	$ 0.14

Fourth Quarter of the year ended February 2, 2001 (A):

	As Previously Reported	Restatement Related Adjustments	As Restated
2000:			
Net sales	$1,442,654	$ (940)	$1,441,714
Gross profit	382,339	(3,237)	379,102
Net income	71,379	(103,534)	(32,155)
Diluted earnings per share	$ 0.21	$ (0.31)	$ (0.10)
Basic earnings per share	$ 0.22	$ (0.31)	$ (0.10)

(A) The fourth quarter of the year ended February 2, 2001 contains the markdown described in Note 4, which increased cost of goods sold by $21.5 million and the litigation settlement expense of $162.0 million described in Note 9.

First Quarter of the year ended January 28, 2000:

	As Previously Reported	Restatement Related Adjustments	As Restated
1999:			
Net sales	$844,593	$ —	$844,593
Gross profit	225,947	3,249	229,196
Net income	36,348	(4,272)	32,076
Diluted earnings per share	$ 0.11	$ (0.01)	$ 0.10
Basic earnings per share	$ 0.13	$ (0.01)	$ 0.11

Second Quarter of the year ended January 28, 2000:

	As Previously Reported	Restatement Related Adjustments	As Restated
1999:			
Net sales	$915,210	$ —	$915,210
Gross profit	249,582	336	249,918
Net income	41,615	(6,596)	35,019
Diluted earnings per share	$ 0.12	$ (0.02)	$ 0.10
Basic earnings per share	$ 0.15	$ (0.02)	$ 0.12

Third Quarter of the year ended January 28, 2000:

	As Previously Reported	Restatement Related Adjustments	As Restated
1999:			
Net sales	$950,419	$ 0	$950,419
Gross profit	277,857	(2,887)	274,970
Net income	50,859	(7,683)	43,176
Diluted earnings per share	$ 0.15	$ (0.02)	$ 0.13
Basic earnings per share	$ 0.15	$ (0.02)	$ 0.14

Fourth Quarter of the year ended January 28, 2000:

	As Previously Reported	Restatement Related Adjustments	As Restated
1999:			
Net sales	$1,177,742	$ 0	$1,177,742
Gross profit	344,405	(4,991)	339,414
Net income	90,605	(14,202)	76,403
Diluted earnings per share	$ 0.27	$ (0.04)	$ 0.23
Basic earnings per share	$ 0.27	$ (0.04)	$ 0.23

15. Guarantor subsidiaries

All of the Company's subsidiaries (the "Guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the Notes described in Note 7. Each of the Guarantors is a wholly owned subsidiary of the Company. The Guarantors comprise all of the direct and indirect subsidiaries of the Company. The following consolidating schedules present condensed financial information on a combined basis. Dollar amounts are in thousands.

	February 2, 2001			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEET DATA:				
ASSETS				
Current assets:				
Cash and cash equivalents	$ 120,643	$ 41,667	$ —	$ 162,310
Merchandise inventories	—	896,235	—	896,235
Deferred income taxes	6,380	15,134	—	21,514
Other current assets	15,372	606,000	(576,504)	44,868
Total current assets	142,395	1,559,036	(576,504)	1,124,927
Property and equipment, at cost	145,294	1,194,260	—	1,339,554
Less accumulated depreciation and amortization	37,876	328,584	—	366,460
Net property and equipment	107,418	865,676	—	973,094
Merchandise inventories	—	116,000	—	116,000
Deferred income taxes	57,946	—	(5,238)	52,708
Other assets, net	1,707,740	578	(1,692,585)	15,733
Total assets	$2,015,499	$2,541,290	$(2,274,327)	$2,282,462
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term obligations	$ 856	$ 8,179	$ —	$ 9,035
Accounts payable	663,373	210,393	(576,504)	297,262
Accrued expenses and other	54,289	159,903	—	214,192
Income taxes	6,875	10,571	—	17,446
Total current liabilities	725,393	389,046	(576,504)	537,935
Long-term obligations	266,343	972,401	(517,980)	720,764
Litigation settlement payable	162,000	—	—	162,000
Deferred income taxes	—	5,238	(5,238)	—
Shareholders' equity:				
Preferred stock	—	—	—	—
Common stock	165,646	23,853	(23,853)	165,646
Additional paid-in capital	283,925	929,677	(929,677)	283,925
Retained earnings	414,318	221,075	(221,075)	414,318
	863,889	1,174,605	(1,174,605)	863,889
Less common stock purchased by employee deferred compensation trust	2,126	—	—	2,126
Total shareholders' equity	861,763	1,174,605	(1,174,605)	861,763
Total liabilities and shareholders' equity	$2,015,499	$2,541,290	$(2,274,327)	$2,282,462

	January 28, 2000			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
BALANCE SHEET DATA:				
ASSETS				
Current assets:				
Cash and cash equivalents	$ 42,688	$ 12,054	$ —	$ 54,742
Merchandise inventories	—	952,432	—	952,432
Deferred income taxes	4,652	15,834	—	20,486
Other current assets	24,515	842,946	(821,006)	46,455
Total current assets	71,855	1,823,266	(821,006)	1,074,115
Property and equipment, at cost	121,799	987,577	—	1,109,376
Less accumulated depreciation and amortization	26,420	245,567	—	271,987
Net property and equipment	95,379	742,010	—	837,389
Other assets, net	1,744,731	1,262	(1,733,869)	12,124
Total assets	$1,911,965	$2,566,538	$(2,554,875)	$1,923,628
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of long-term obligations	$ 1,250	$ 578	$ —	$ 1,828
Accounts payable	949,914	215,690	(821,006)	344,598
Accrued expenses and other	49,698	116,592	—	166,290
Income taxes	4,390	22,601	—	26,991
Total current liabilities	1,005,252	355,461	(821,006)	539,707
Long-term obligations	57,123	824,287	(367,048)	514,362
Deferred income taxes	4,237	19,969	—	24,206
Shareholders' equity:				
Preferred stock	—	—	—	—
Common stock	165,411	23,853	(23,853)	165,411
Additional paid-in capital	229,906	928,804	(928,804)	229,906
Retained earnings	450,036	414,164	(414,164)	450,036
Total shareholders' equity	845,353	1,366,821	(1,366,821)	845,353
Total liabilities and shareholders' equity	$1,911,965	$2,566,538	$(2,554,875)	$1,923,628

	For the years ended			
	February 2, 2001			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME DATA:				
Net sales	$ 150,932	$4,550,571	$(150,932)	$4,550,571
Cost of goods sold	—	3,299,668	—	3,299,668
Gross profit	150,932	1,250,903	(150,932)	1,250,903
Selling, general and administrative	101,906	983,925	(150,932)	934,899
Litigation settlement expense	162,000	—	—	162,000
Operating profit (loss)	(112,974)	266,978	—	154,004
Interest expense	18,372	26,985	—	45,357
Income before taxes on income	(131,346)	239,993	—	108,647
Provisions for taxes on income	(51,562)	89,567	—	38,005
Equity in subsidiaries' earnings, net of taxes	150,426	—	(150,426)	—
Net income	$ 70,642	150,426	$(150,426)	$ 70,642

	January 28, 2000			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME DATA:				
Net sales	$177,960	$3,887,964	$(177,960)	$3,887,964
Cost of goods sold	—	2,794,466	—	2,794,466
Gross profit	177,960	1,093,498	(177,960)	1,093,498
Selling, general and administrative	103,673	847,215	(177,960)	772,928
Operating profit	74,287	246,283	—	320,570
Interest expense	9,324	16,549	—	25,873
Income before taxes on income	64,963	229,734	—	294,697
Provisions for taxes on income	23,809	84,215	—	108,024
Equity in subsidiaries' earnings, net of taxes	145,519	—	(145,519)	—
Net income	$186,673	$ 145,519	$(145,519)	$ 186,673

	January 29, 1999			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF INCOME DATA:				
Net sales	$189,088	$3,220,989	$(189,088)	$3,220,989
Cost of goods sold	—	2,328,470	—	2,328,470
Gross profit	189,088	892,519	(189,088)	892,519
Selling, general and administrative	101,889	726,733	(189,088)	639,534
Operating profit	87,199	165,786	—	252,985
Interest expense	9,236	4,740	—	13,976
Income before taxes on income	77,963	161,046	—	239,009
Provisions for taxes on income	28,729	59,346	—	88,075
Equity in subsidiaries' earnings, net of taxes	101,700	—	(101,700)	—
Net income	$150,934	$ 101,700	$(101,700)	$ 150,934

	For the years ended February 2, 2001			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS DATA:				
Cash flows from operating activities:				
Net income	$ 70,642	$ 150,426	$(150,426)	$ 70,642
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:				
Depreciation and amortization	13,144	98,255	—	111,399
Deferred income taxes	(63,911)	(14,031)	—	(77,942)
Tax benefit from stock option exercises	19,018	—	—	19,018
Litigation settlement	162,000	—	—	162,000
Change in operating assets and liabilities:				
Merchandise inventories	—	(59,803)	—	(59,803)
Other current assets	12,206	236,946	(244,502)	4,650
Accounts payable	(286,541)	(5,297)	244,502	(47,336)
Accrued expenses and other	4,562	34,829	—	39,391
Income taxes	2,485	(12,030)	—	(9,545)
Other	(154,550)	7,155	150,426	3,031
Net cash provided by / (used in) operating activities	(220,945)	436,450	—	215,505
Cash flows from investing activities:				
Purchase of property and equipment	(15,035)	(201,549)	—	(216,584)
Proceeds from sale of property and equipment	165	97,447	—	97,612
Issuance of long-term notes receivable	(150,932)	—	150,932	—
Receipt of dividends	343,515	—	(343,515)	—
Contribution of capital	(873)	—	873	—
Net cash used in investing activities	176,840	(104,102)	(191,710)	(118,972)
Cash flows from financing activities:				
Issuance of short-term borrowings	220,000	—	—	220,000
Repayments of short-term borrowings	(220,000)	—	—	(220,000)
Issuance of long-term obligations	199,595	150,932	(150,932)	199,595
Repayments of long-term obligations	(1,251)	(111,025)	—	(112,276)
Payment of cash dividends	(42,237)	(343,515)	343,515	(42,237)
Proceeds from exercise of stock options	34,130	—	—	34,130
Repurchase of common stock, net	(62,988)	—	—	(62,988)
Issuance of common stock, net	—	873	(873)	—
Purchase of common stock by employee deferred compensation trust	(2,126)	—	—	(2,126)
Settlement of derivative financial instruments	(3,063)	—	—	(3,063)
Net cash provided by / (used in) financing activities	122,060	(302,735)	191,710	11,035
Net increase in cash and cash equivalents	77,955	29,613	—	107,568
Cash and cash equivalents, beginning of year	42,688	12,054	—	54,742
Cash and cash equivalents, end of year	$ 120,643	$ 41,667	$ —	$ 162,310

	January 28, 2000			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS DATA:				
Cash flows from operating activities:				
Net income	$ 186,673	$ 145,519	$(145,519)	$ 186,673
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:				
Depreciation and amortization	8,445	71,262	—	79,707
Deferred income taxes	(20)	(2,241)	—	(2,261)
Tax benefit from stock option exercises	30,287	—	—	30,287
Change in operating assets and liabilities:				
Merchandise inventories	—	(158,836)	—	(158,836)
Other current assets	(19,847)	(416,626)	421,122	(15,351)
Accounts payable	424,770	74,354	(421,122)	78,002
Accrued expenses and other	13,129	(15,273)	—	(2,144)
Income taxes	2,072	2,053	—	4,125
Other	(149,396)	397	145,519	(3,480)
Net cash provided by / (used in) operating activities	496,113	(299,391)	—	196,722
Cash flows from investing activities:				
Purchase of property and equipment	(24,624)	(117,446)	—	(142,070)
Proceeds from sale of property and equipment	335	2,716	—	3,051
Issuance of long-term notes receivable	(177,960)	—	177,960	—
Contribution of capital	(207,476)	—	207,476	—
Net cash used in investing activities	(409,725)	(114,730)	385,436	(139,019)
Cash flows from financing activities:				
Issuance of short-term borrowings	295,324	—	—	295,324
Repayments of short-term borrowings	(295,324)	—	—	(295,324)
Issuance of long-term obligations	2,351	198,457	(177,960)	22,848
Repayments of long-term obligations	(2,182)	(5,523)	—	(7,705)
Payment of cash dividends	(33,791)	—	—	(33,791)
Proceeds from exercise of stock options	38,797	—	—	38,797
Repurchase of common stock, net	(50,753)	—	—	(50,753)
Issuance of common stock, net	—	207,476	(207,476)	—
Net cash provided by / (used in) financing activities	(45,578)	400,410	(385,436)	(30,604)
Net increase / (decrease) in cash and cash equivalents	40,810	(13,711)	—	27,099
Cash and cash equivalents, beginning of year	1,878	25,765	—	27,643
Cash and cash equivalents, end of year	$ 42,688	$ 12,054	$ —	$ 54,742

	January 29, 1999			
	Dollar General Corporation	Guarantor Subsidiaries	Eliminations	Consolidated Total
STATEMENTS OF CASH FLOWS DATA:				
Cash flows from operating activities:				
Net income	$ 150,934	$ 101,700	$(101,700)	$ 150,934
Adjustments to reconcile net income to net cash Provided by / (used in) operating activities:				
Depreciation and amortization	5,063	52,351	—	57,414
Deferred income taxes	(825)	(3,064)	—	(3,889)
Tax benefit from stock option exercises	32,252	—	—	32,252
Change in operating assets and liabilities:				
Merchandise inventories	—	(171,239)	—	(171,239)
Other current assets	242,095	(411,357)	158,032	(11,230)
Accounts payable	525,144	(280,489)	(158,032)	86,623
Accrued expenses and other	13,857	1,074	—	14,931
Income taxes	342	20,298	—	20,640
Other	(103,840)	(605)	101,700	(2,745)
Net cash provided by / (used in) operating activities	865,022	(691,331)	—	173,691
Cash flows from investing activities:				
Purchase of property and equipment	(8,439)	(134,943)	—	(143,382)
Proceeds from sale of property and equipment	80	142	—	222
Issuance of long-term notes receivable	(64,520)	(822)	65,342	—
Contribution of capital	(698,768)	—	698,768	—
Net cash used in investing activities	(771,647)	(135,623)	764,110	(143,160)
Cash flows from financing activities:				
Issuance of short-term borrowings	165,000	—	—	165,000
Repayments of short-term borrowings	(186,933)	—	—	(186,933)
Issuance of long-term obligations	1,324	136,275	(65,342)	72,257
Repayments of long-term obligations	(2,667)	—	—	(2,667)
Payment of cash dividends	(26,661)	—	—	(26,661)
Proceeds from exercise of stock options	30,727	—	—	30,727
Repurchase of common stock, net	(73,236)	—	—	(73,236)
Issuance of common stock, net	—	698,768	(698,768)	—
Transfer to ESOP	755	—	—	755
Net cash provided by / (used in) financing activities	(91,691)	835,043	(764,110)	(20,758)
Net increase in cash and cash equivalents	1,684	8,089	—	9,773
Cash and cash equivalents, beginning of year	194	17,676	—	17,870
Cash and cash equivalents, end of year	$ 1,878	$ 25,765	$ —	$ 27,643

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Dollar General Corporation
Goodlettsville, Tennessee

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries as of February 2, 2001 and January 28, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar General Corporation and subsidiaries as of February 2, 2001 and January 28, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of January 28, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended January 28, 2000 and January 29, 1999, have been restated.

Ernst & Young LLP

Nashville, Tennessee
January 11, 2002

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

Not Applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Board of Directors

The members of the Company's Board of Directors as of December 14, 2001, are:

Name	Age	Director Since
Dennis C. Bottorff	57	1998
Barbara L. Bowles	54	2000
James L. Clayton	67	1988
Reginald D. Dickson	55	1993
E. Gordon Gee	57	2000
John B. Holland	69	1988
Barbara M. Knuckles	53	1995
Cal Turner	61	1966
David M. Wilds	61	1991
William S. Wire, II	69	1989

The following is a summary of the business experience of the Company's Directors:

Mr. Bottorff currently serves as Chairman of Council Capital Management, Inc., which position he has held since January 2001. He previously served as Chairman of AmSouth Bancorporation, a bank holding company, and prior to that, as President and Chief Executive Officer of First American Corporation from 1991 to 1999. He was also First American's Chairman from 1995 to 1999. Mr. Bottorff is a director of Ingram Industries, a privately-held provider of wholesale distribution, inland marine transportation and insurance services. He also serves as a director of Memx, Inc., an optical systems component manufacturer.

Ms. Bowles currently serves as President of The Kenwood Group, an equity investment advisory firm that she founded in 1989. She also founded The Kenwood Growth and Income Fund in 1996. She previously served as Vice President of Kraft, Inc. from 1984 to 1989. Ms. Bowles is a director of Black & Decker Corporation, Wisconsin Energy Corporation, Georgia Pacific Corp., and the Chicago Urban League. She is also a trustee of Fisk University.

Mr. Clayton has served as Chairman of Clayton Homes, Inc. since 1956 and also served as its Chief Executive Officer from 1956 to 1999. Clayton Homes, Inc. manufactures, sells, finances and insures manufactured homes. Mr. Clayton is Chairman and Chief Executive Officer of FSB Bank Shares, Inc., a bank holding company, and is a Director and Regional Chairman of Branch Banking and Trust Co. Additionally, Mr. Clayton is a director of Chateau Communities, Inc., a manufactured housing property management real estate investment trust.

Mr. Dickson has served as Chairman of Buford, Dickson, Harper & Sparrow, Inc., Investment Advisors, and President Emeritus of Inroads, Inc., a non-profit organization supporting minority education since 1996. Mr. Dickson served as President and Chief Executive Officer of Inroads, Inc. from 1983 to 1993.

Dr. Gee has served as Chancellor of Vanderbilt University since 2000. He previously served as President of Brown University from 1998 until 2000. Prior to that, Dr. Gee served as President of The Ohio State University from 1990 until 1998. Dr. Gee is a director of The Limited, Inc., Intimate Brands, Inc., Allmerica Financial Corp., Hasbro, Inc., and Massey Energy, Inc.

Mr. Holland served as President and Chief Operating Officer of Fruit of the Loom, Inc., a manufacturer of underwear and other soft goods, from 1985 until his retirement in February 1996, at which time he became a consultant to that corporation. In 1999, Mr. Holland returned to Fruit of the Loom as a director and Executive Vice President, Operations. Fruit of the Loom filed a petition for bankruptcy on December 29, 1999. Mr. Holland also serves as President of Dunree Capital, Inc.

Ms. Knuckles has served as Director of Development and Corporate Relations for North Central College in Naperville, Illinois since 1992. From 1988 to 1992, Ms. Knuckles was a private investor managing several family businesses. She serves as a member of the board of directors of J. R. Short Milling Company, a privately-held specialty corn-milling company, and Harris Bank of Naperville, Illinois.

Mr. Turner is the Chairman and Chief Executive Officer of the Company. He joined the Company in 1965 and has held the office of Chief Executive Officer since 1977. Mr. Turner became Chairman of the Board in 1989 and President in 1977.

Mr. Wilds currently serves as Managing Partner of 1st Avenue Partners, L.P., a private equity partnership, which position he has held since 1998. From 1995 to 1998, Mr. Wilds was President of Nelson Capital Partners III, L.P., a merchant banking company. From 1990 to 1995, Mr. Wilds served as Chairman of the Board of Cumberland Health Systems, Inc., an owner and operator of psychiatric hospitals.

Mr. Wire served from 1986 until his retirement in 1994 as Chairman of the Board of Genesco, Inc., a manufacturer, wholesaler and retailer of footwear and clothing. Mr. Wire served as Chief Executive Officer of Genesco, Inc. from 1986 to 1993. Mr. Wire is a director of Genesco, Inc. and American Endoscopy Services, Inc.

Executive Officers

The Company's executive officers as of December 14, 2001, are:

Name	Age	Position	Executive Officer Since
Cal Turner	61	Chairman and Chief Executive Officer	1966
Donald S. Shaffer	58	President and Chief Operating Officer	2001
Bruce Ash	52	Vice President, Information & Administrative Services	1999
Melissa Buffington	43	Vice President and Chief Administrative Officer	1999
Jim Hagan	42	Executive Vice President and Chief Financial Officer	2001
Tom Hartshorn	50	Executive Vice President, Merchandising	1992
Bob Layne	35	Vice President Merchandising Support	2001
Stonie O'Briant	46	Executive Vice President, Operations	1995
Robert A. Lewis	40	Vice President, Controller	2001
Jeff Sims	50	Vice President, Distribution	1999
Bob Warner	51	Vice President, General Merchandising Manager	1998

All executive officers of the Company serve at the pleasure of the Board of Directors. Messrs. Turner, Hartshorn and O'Briant have been employed by the Company as executive officers for more than the past five years.

The following is a brief summary of the business experience of the executive officers:

Mr. Turner joined the Company in 1965 and was elected President and Chief Executive Officer in 1977. Mr. Turner has served as Chairman of the Board and Chief Executive Officer since January 1989.

Mr. Shaffer joined the Company as President and Chief Operating Officer in May 2001. From 2000 to 2001, Mr. Shaffer served as President and Chief Executive Officer of Heilig-Meyers Company, a retailer of home furnishings and bedding, and as its President and Chief Operating Officer from 1999 to 2000. Heilig-Meyers Company filed a petition for bankruptcy on August 16, 2000. From 1997 to 1998, Mr. Shaffer served as Chairman and Chief Executive Officer of Western Auto Supply Company, a wholesaler of automotive parts and a subsidiary of Sears, Roebuck and Co. From 1994 to 1996, Mr. Shaffer served as President and Chief Executive Officer of Sears Canada Inc., a retailer of general merchandise and a majority-owned subsidiary of Sears, Roebuck and Co.

Mr. Ash joined the Company as Vice President, Information Services in September 1999. Before joining the Company, Mr. Ash served as Senior Vice President of Systems at Talbot's, a retailing company, for 10 years.

Ms. Buffington was named Vice President and Chief Administrative Officer in February 2001. She joined the Company as Vice President, Human Resources in November 1999. Before joining the Company, Ms. Buffington served as Executive Vice President, Human Resources of First American Corporation, a bank holding company. Ms. Buffington joined First American in 1992 as Vice President, Strategic Planning.

Mr. Hagan joined the Company as Executive Vice President and Chief Financial Officer in March 2001. From June 2000 through March 2001, Mr. Hagan served as Chief Financial Officer of Central Parking Corporation, a provider of parking and transportation management services. From April 1999 through June 2000, Mr. Hagan served as Executive Vice President and Chief Financial Officer of Saturn Retail Enterprises, an owner/operator of Saturn automobile dealerships and a wholly owned indirect subsidiary of General Motors Corporation. He served as Executive Vice President and Chief Financial Officer of Bruno's Inc., a supermarket operator, from May 1996 through April 1999, which company filed a petition for bankruptcy in January of 1998. Mr. Hagan also previously served as Executive Vice President and Chief Financial Officer of Revco D.S., Inc.

Mr. Hartshorn was named Executive Vice President, Merchandising in February 2001. Since February 2000, he served as Senior Vice President, Logistics and Merchandising Operations. He joined the Company as Vice President, Operations in 1992 and was named Vice President, Merchandising Operations in 1993. Before joining the Company, he was director of store operations for McCrory/TG&Y, a retailing company, where he held various management positions in operations since 1968.

Mr. Layne was named Vice President, Merchandising Support in February 2001. He joined the Company in 1985 and served various positions including staff attorney, senior director of administration and most recently, Corporate Secretary.

Mr. O'Briant was named Executive Vice President, Operations in February 2001. Since February 2000, he served as Executive Vice President, Merchandising. Mr. O'Briant joined the Company in 1991 as Hardlines Merchandise Manager, was named General Merchandise Manager in 1992, Vice President, Merchandising in 1995, and Senior Vice President, Merchandising in 1998. Before joining Dollar General, Mr. O'Briant had 17 years of service with Fred's, Inc., a discount retailer, where he served in a number of executive management positions including Vice President, Hardlines, Vice President, Softlines and Vice President, Household Products.

Mr. Lewis joined the Company as Vice President, Controller in October, 2001. From May 1999 through September 2001, Mr. Lewis served as Group Vice President, overseeing operational, planning and administrative functions for Lux Corp., an apparel retailer doing business as "Mr. Rags" and a wholly owned subsidiary of Claire's Stores, Inc. Mr. Lewis served as Vice President of Finance from 1996 until May 1999, and as Controller from November 1988 until May 1999, for Claire's Stores, Inc., a retailer of popular-priced fashion accessories and apparel.

Mr. Sims was named Vice President, Distribution in March 1999. Before joining the Company, Mr. Sims served with Hills Department Stores, a mass merchandising company, in various management positions including Senior Vice President, Logistics from 1997 to 1999. From 1995 to 1996, Mr. Sims served as Vice President, Logistics for Thorn Services International, a rent-to-own services company. From 1992 to 1994, Mr. Sims served as Vice President, Logistics for Lesco, Inc., a manufacturer and distributor of industrial products.

Mr. Warner was named Vice President, General Merchandising Manager in November 1998. Mr. Warner joined the Company in 1989 as a hardware buyer. Mr. Warner has held various management positions with the Company including Hardlines Divisional Merchandise Manager, Director of Products and Processes and General Merchandise Manager.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act and the disclosure requirements of Item 405 of Regulation S-K of the Rules and Regulations of the SEC require the Company's executive officers and directors, and any person who owns more than 10 percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, the applicable market or exchange upon which the Company's shares are listed and the Company. Based solely on the Company's review of copies of such forms it has received and based on written representations from certain reporting persons that they were not required to file Forms 5 for specified fiscal years, the Company believes that all its officers, directors and greater-than-ten-percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during the Company's 2000 fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information as to annual, long-term or other compensation paid or accrued during 2000, 1999 and 1998, for the CEO and the persons who, at the end of 2000, were the other four most highly-compensated executive officers of the Company (collectively, the "Named Executive Officers") or those who are otherwise required to be included in this table.

		Annual Compensation			Long-term Compensation Awards		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Awards($)	Securities Underlying Options(#)(2)	All Other Compensation(3)
Cal Turner, Jr.,	2000	775,029	356,500	22,080	0	205,168	166,084
Chairman and Chief	1999	766,667	485,750	12,866	0	205,995	156,782
Executive Officer	1998	704,167	528,000	8,153	0	209,608	151,410
Brian Burr	2000	333,346	149,500	56,444	0	66,061	26,843
Executive Vice President	1999	320,833	88,500	16,704	0	88,375	19,951
and Chief Financial Chief Financial Officer(4)	1998	137,500	0	0	0	180,541	0
Bob Carpenter	2000	337,512	126,500	19,049	0	164,555	51,551
President and Chief	1999	270,833	147,500	13,664	0	74,159	39,219
Operating Officer(5)	1998	230,833	138,000	8,738	0	67,430	32,150
Tom Hartshorn	2000	201,674	85,100	3,584	0	96,340	21,785
Executive Vice President,	1999	181,249	100,300	4,081	0	48,750	7,731
Merchandising	1998	167,083	110,400	3,502	0	48,961	4,177
Stonie O'Briant,	2000	245,842	103,500	5,758	0	66,061	21,139
Executive Vice	1999	219,167	112,100	4,059	0	74,159	19,995
President, Operations	1998	186,667	117,300	2,525	0	135,975	18,404
Earl Wessert	2000	297,510	170,000	23,463	0	66,061	32,270
Executive Vice President,	1999	201,875	0	93,467	0	121,229	0
Operations(6)	1998	0	0	0	0	0	0

(1) The amounts reported in this column include gross-ups for tax reimbursements and $42,831 reimbursed to Mr. Burr for relocation expenses in 2000.

(2) Includes options granted under the Stock Plus program, which awards grants to key employees who maintain a specified level of stock ownership, as well as options granted under the Stock Incentive Program which are tied to employee and company performance. All share amounts have been adjusted to reflect all common stock splits as of the date of this report.

(3) Includes contributions to retirement and deferred compensation plans in 2000, 1999 and 1998.

(4) Mr. Burr left the Company in February 2001.

(5) Mr. Carpenter retired effective as of October 1, 2001.

(6) Mr. Weissert left the Company in January 2001.

Options Granted in Last Fiscal Year

The following table provides information as to options granted to the Named Executive Officers during 2000. The Company granted no Stock Appreciation Rights in 2000, and no Named Executive Officer holds any Stock Appreciation Rights.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)[7]	% of Total Options Granted to Employees in 2000	Exercise or Base Price ($/Share)	Expiration Date	5%($)	10%($)
Cal Turner, Jr.	109,425	3.54	$21.25	4/4/2010	1,462,357	3,705,899
	54,712		$21.25	4/4/2010	731,172	1,852,933
	41,031		$17.31	6/5/2010	446,670	1,131,950
Brian Burr	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437
Bob Carpenter	25,713	2.84	$14.65	2/21/2010	236,902	600,356
	12,861		$14.65	2/21/2010	118,492	300,283
	19,040		$14.65	2/21/2010	175,421	444,552
	9,523		$14.65	2/21/2010	87,738	222,346
	74,125		$21.25	4/4/2010	990,607	2,510,393
	23,293		$17.31	6/5/2010	253,571	642,600
Tom Hartshorn	9,852	1.66	$14.65	2/21/2010	90,769	230,028
	4,921		$14.65	2/21/2010	45,339	114,897
	13,553		$14.65	2/21/2010	124,868	316,440
	6,772		$14.65	2/21/2010	62,393	158,115
	33,593		$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	10,856		$17.31	6/5/2010	118,180	299,492
Stonie O'Briant	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437
Earl Weissert	33,593	1.14	$21.25	4/4/2010	448,937	1,137,695
	16,793		$21.25	4/4/2010	224,422	568,729
	15,675		$17.31	6/5/2010	170,641	432,437

(1) Options granted under the Stock Incentive Program will vest nine and one-half years from the date of grant. These options may vest on an accelerated basis upon the attainment of individual and Company performance goals. Each Named Executive Officer met Company stock ownership requirements to receive additional grants under the Stock Plus Program. Option grants for each Named Executive Officer are listed in the following order: (1) Stock Incentive Program grants which for purposes of accelerated vesting are tied to earnings goal one, (2) Stock Incentive Program grants which for purposes of accelerated vesting are tied to earnings goal two and (3) Stock Plus Program grants. All share amounts and prices have been adjusted to reflect all common stock splits as of the date of this report.

Aggregated Option Exercises in the Last Fiscal Year and Year-End Values

The following table provides information as to options exercised or held by the Named Executive Officers during 2000.

Name	Shares Acquired on Exercise(#)	Value Realized($)[1]	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Cal Turner, Jr.	357,621	2,443,516	41,200	864,542	0	4,739,865
Brian Burr	0	0	142,160	192,813	244,839	138,135
Bob Carpenter	0	0	398,000	377,354	4,549,116	1,803,830
Tom Hartshorn	50,000	870,975	388,814	246,879	4,710,304	1,232,515
Stonie O'Briant	142,712	2,100,002	172,916	255,250	814,101	1,015,369
Earl Weissert	0	0	18,750	0	0	0

(1) Market value of underlying securities at exercise, minus the exercise price.

Employee Retirement Plan

The Dollar General Corporation 401(k) Savings and Retirement Plan (the "401(k) Plan") became effective on January 1, 1998. Balances in two earlier plans were transferred into the 401(k) Plan.

The Company makes a discretionary annual contribution, which has generally been equal to 2% of each eligible employee's compensation. Seventy-five percent of this contribution will be made in cash, while the remaining twenty-five percent will be contributed in the Company's Common Stock. Eligible employees are not required to make any additional contributions in order to receive this contribution from the Company. However, participants may elect to contribute between 1% and 15% of their annual salary, up to a maximum annual contribution of $10,500. The Company will match fifty percent of employee contributions, up to 6% of annual salary.

The 401(k) Plan covers substantially all employees, including the Named Executive Officers, subject to certain eligibility requirements. The 401(k) Plan is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on ERISA guidelines, Internal Revenue Service regulations and the vesting schedule below:

Employee Contributions	Immediately Vested	
Dollar General Discretionary Contribution (2%)	Immediately Vested	
Employer Matching Contribution	At the end of the 1st — 3rd Years	0% Vested
	At the end of the 4th Year	40% Vested
	At the end of the 5th Year	100% Vested

As of February 2, 2001, Messrs. Turner, Carpenter, Burr, O'Briant, Hartshorn and Weissert had 35, 19, 2, 9, 9 and 1 years of credited service, respectively. The estimated present value of benefits under the plan as of January 1, 2001, was $723,768 for Cal Turner, Jr.; $343,971 for Bob Carpenter; $200,117 for Brian Burr; $125,709 for Stonie O'Briant; $122,817 for Tom Hartshorn; and $12,592 for Earl Weissert. Upon retirement, each participant has the option of taking a lump sum or an average annual payment over a 10-year period.

Other Executive Benefits

The Company offers the Supplemental Executive Retirement Plan (the "SERP") and Compensation Deferral Plan (the "CDP") to certain key employees who are determined to be eligible by the CGC

Committee. Pursuant to the CDP, participants make annual elections to defer up to 100% of base pay, reduced by any deferrals to the qualified plan, and up to 100% of bonus. All participants are 100% vested for all compensation deferrals. Pursuant to the SERP, the Company makes an annual contribution to all participants who are actively employed on December 31. The contribution percentage is based on age plus service where:

Age plus Service	Percent of Base plus Bonus	
	Non-Officer	Officers
<40	2.0%	3.0%
40-59	3.0%	4.5%
60-79	5.0%	7.5%
80 or more	8.0%	12.0%

Participants have actual investment funds to choose from which mirror the investment options available in the 401(k) Plan. The SERP is non-qualified and is, therefore, not subject to certain requirements under ERISA. The estimated present value of benefits under the SERP and CDP as of January 1, 2001, was $4,528,108 for Cal Turner, Jr.; $668,307 for Bob Carpenter; $165,393 for Brian Burr; $332,748 for Stonie O'Briant; $117,815 for Tom Hartshorn; and $44,224 for Earl Weissert.

Compensation of Directors

Directors receive a $5,000 quarterly retainer plus $1,250 for attending each regular meeting of the Board of Directors or any committee thereof. Committee chairpersons receive an additional $250 for each committee meeting attended. Compensation for telephonic meetings is one-half the above rates. Directors who are officers of the Company do not receive any separate compensation for attending Board or committee meetings. In addition, the directors who are not employees of the Company are entitled to receive nonqualified options for the purchase of Common Stock pursuant to the Company's 1998 Stock Incentive Plan.

A non-employee director may defer all or a part of any fees normally paid by the Company to the director pursuant to a voluntary nonqualified compensation deferral plan. The compensation eligible for deferral includes the annual retainer, meeting and other fees, as well as any per diem compensation for special assignments, earned by a director for his or her service to the Board or one of its committees. The compensation deferred is credited to a liability account, which is then invested at the option of the director, in either an account which mirrors the performance of a fund selected by the CGC Committee, or in a phantom stock account which mirrors the performance of the Common Stock. In accordance with a director's election made at the time of the deferral, the deferred compensation will be paid in a lump sum or in annual installments, or a combination of both upon a director's resignation or termination from the Board. All deferred compensation will be immediately due and payable upon a "change in control" (as defined in the deferred compensation plan) of the Company.

Compensation Committee Interlocks and Insider Participation

During 2000, the Executive Compensation and Corporate Governance Committee of the Board of Directors (the "CGC Committee") was comprised of Messrs. Bottorff, Gee, Wilds and Wire. None of these persons has at any time been an officer or employee of the Company or any subsidiary of the Company during 2000. No executive officer of the Company served as a member of a compensation committee or as a director of any entity of which any of the Company's directors served as an executive officer.

Report of the Executive Compensation and Corporate Governance Committee of the Board of Directors on Executive Compensation

The Executive Compensation and Corporate Governance Committee prepared the following executive compensation report:

What is the Company's compensation philosophy?

The Company has adopted the concept of pay-for-performance, linking management compensation, Company performance and shareholder return. This strategy reflects the Company's desire to reward results that are consistent with the key goals of the Company and its shareholders. The CGC Committee and the Company believe that combining the variable, direct and indirect pay components of the Company's compensation program enables the Company to attract, retain and motivate result-oriented employees to achieve higher levels of performance.

What is the Company's variable compensation philosophy?

At nearly all levels of the Company, a significant portion of pay is variable, being contingent upon Company (or store unit) performance. The performance-based component, whether annual or long-term incentive, is significant enough to serve as a strong incentive for excellent performance. Additionally, performance-based compensation, through the grants of stock options to employees, serves to increase employee ownership of the Company.

What is the Company's direct compensation philosophy?

Though performance-based compensation is emphasized, base pay is competitive. The Company believes base pay should relate to the skills required to perform a job and to the value of each job performed relative to the industry, the market and the job's strategic importance to the Company. This method of valuation allows the Company to respond to changes in its employment needs and changes in the labor market. Increases in base pay require a satisfactory or better level of performance as approved by the CGC Committee.

What is the Company's indirect compensation philosophy?

The Company's indirect compensation programs are intended to protect employees from extreme financial hardship in the event of a catastrophic illness or injury and to provide limited income security for retirement years. The Company believes that its health, life and disability benefit programs should provide competitive levels of protection without jeopardizing the Company's position as a low-cost retailer. The Company manages health-care costs aggressively and enlists employee assistance in cost management. Employees have various opportunities to share in health-care cost reductions and are encouraged to adopt healthy lifestyles.

The Company believes its retirement plans should provide limited income security at retirement for the typical employee. Employees are also invited to share in ownership of the Company through participation in the Dollar General Direct Stock Purchase Plan and the Dollar General Corporation 401(k) Savings and Retirement Plan.

How are the Company's officers compensated?

Under the supervision of the CGC Committee, the Company has developed compensation policies and programs designed to provide competitive levels of compensation that integrate pay with the Company's annual and long-term performance goals. The Company is committed to creating an incentive for its employees that encourages a team approach to accomplish corporate objectives and to create value for shareholders.

The executive officers' compensation for 2000 reflected the Company's increasing emphasis on tying pay to both short-term and long-term incentives. The short-term incentive is an annual cash bonus that is based on company performance and linked to a percentage of the executive officer's salary. The long-term incentives are performance-accelerated stock options. Incentive pay awarded to the Chief Executive Officer and the other Named Executive Officers is determined by Company performance goals that are established annually. The CGC Committee's approach to base compensation is to offer competitive (although slightly lower than median) salaries to the Chief Executive Officer and the other Named Executive Officers in comparison with market practices. Base salaries have become a relatively smaller component of the total executive officer compensation package as compared with the Company's pay-for-performance component. The 2000 average base salaries for the Named Executive Officers (not including the Chief Executive Officer) increased 13% over 1999 base salaries. (Note: This included increases in salary due to promotions of three of the incumbents during the year.)

How does the Company determine the CEO's and the other Named Executive Officers' salary increases?

The increase in base salaries in 2000 was determined based upon:

- a review of peer group comparison data (using the peer group compensation survey published by Hewitt, formerly known as the MCS survey);* and
- the subjective analysis of the CGC Committee, after evaluating the recommendations, peer group data, the Company's overall performance, and the respective individual performance criteria of the Chief Executive Officer and the other Named Executive Officers.

Please explain the Company's annual cash bonus program.

The Company's annual cash bonus program for the executive officers makes up the short-term incentive component of the executive officers' cash compensation. The payment of annual cash bonuses is based on both objective and subjective criteria. All full-time employees are eligible to receive a cash bonus.

Objective criteria for executive officers and corporate office employees include actual earnings improvement goals established by the CGC Committee at the end of the prior fiscal year. The Company uses earnings improvement for determining target goals for the executive officers' variable pay for two primary reasons: first, it is a defined measure of total Company performance; and second, it is a measure that can be easily identified and reviewed by shareholders. The objective criteria for field-based employees are primarily based upon store performance.

In order for an executive officer or corporate office employee to receive a cash bonus under the cash bonus program effective for 2000, the Company had to meet CGC Committee-established earnings improvement goals, each exceeding the prior year's performance. For executive officers, if the Company reached the "target" goal, which was considered by the CGC Committee to be challenging, then 25% of salary was to be awarded to each executive officer as a cash bonus. If the Company reached the "stretch" goal, which was considered by the Committee to be extremely challenging, then 75% of salary was to be awarded to each executive officer as a cash bonus. The percentage of salary awarded for earnings performance falling between the "target" and "stretch" goals is on a graduated scale (from 26% of salary to 74% of salary) commensurate with the earnings improvement over the prior year.

Subjective performance criteria include the results of each employee's annual performance and productivity improvement reviews. Each employee's performance is reviewed pursuant to the Company's Performance Review Process. The Performance Review Process is a comprehensive program that focuses on total performance improvement by concentrating on development goals that tie to performance improvement areas identified in the performance review. Development goals emphasize skill enhancement, leadership development, performance improvement and career goal aspirations of employees.

---

* The peer group compensation survey is published annually by Hewitt (formerly known as the MCS survey). The 2000 survey included the following mass-merchandising companies: Ames Department Stores, Consolidated Stores, K-Mart Stores, Target Stores, Garden Ridge, Shopko Stores, Ross Stores, TJX Companies, Value City and Wal-Mart Stores. For the past eleven years, the Company has used this well-known peer-group annual salary survey when reviewing and establishing the Company's executive compensation policies. Because the Company uses this survey for executive compensation comparison, and because the Company ties executive compensation directly to Company performance, the same peer group survey, with the exception of those companies that are not publicly traded (and for which stock comparison data is therefore unavailable), is used for Company performance comparison purposes.

Performance goals focus on the key results required to actively pursue the Company's mission. Development and performance goals are set annually for each management employee with the employee's supervisor, and the payment of an annual bonus is dependent upon the employee achieving his/her individual goals. That is, Company performance is not the sole criterion by which an employee's annual cash bonus payout is determined. Two factors determine whether an employee receives an annual cash bonus: (a) the Company must achieve an established earnings goal; and (b) the individual must achieve a satisfactory performance evaluation based upon the above-described Performance Review Process factors. Therefore, equal weight is given to each of these factors.

Based on performance during 2000, executive officers will not receive a cash bonus in 2001. Executive officers received 46% of their annual salaries as cash bonuses in 1999.

Please explain the Company's Employee Stock Incentive Program.

The Company grants non-qualified stock options under the 1998 Stock Incentive Plan. Stock options are awarded to the executive officers, department directors, field management (including store managers and assistant store managers) and other personnel considered to be in key positions, as approved by the CGC Committee. The Company uses stock options as an incentive for outstanding performance and to encourage stock ownership.

Executive officers, department directors and other key employees receive "performance-accelerated" stock options with annual accelerated-vesting schedules tied to the achievement of corporate performance goals (as measured by earnings improvement) and individual performance goals (as measured by the Performance Review Process).

In 2000, because the Company did not meet its stock option program performance goals, the eligible employees did not vest on an accelerated basis in the options under this program. In 1999, each eligible employee vested in the maximum number of options, which could vest on an accelerated basis under this program because (1) the Company met its stock option program earnings goals and (2) each eligible employee achieved his or her previously established performance goals.

What is a "performance-accelerated" stock option?

To further encourage outstanding performance, the CGC Committee adopted a compensation program that ties the acceleration of stock option vesting to earnings goals. Each eligible employee receives stock option grants with a nine-and-one-half year vesting schedule. However, if the eligible employee meets his/her individual goals and the Company meets or exceeds its established earnings goal, then the stock option grant tied to that goal will vest on an accelerated basis.

How does the Company determine how many stock options to grant?

In determining the number of the shares subject to stock options granted to the employees eligible to participate in the stock incentive plans, the CGC Committee takes into account the employees' scope of accountability, their strategic and operational responsibilities and competitive compensation data.

How does the Company encourage officers to own Company stock?

The CGC Committee established a stock option program called the Stock Plus Program. This program, which is composed of option grants under the 1993 Employee Stock Incentive Plan, the 1995 Employee Stock Incentive Plan and the 1998 Stock Incentive Plan, awards executive officers and other key employees, as determined by the CGC Committee, additional stock options as an incentive for meeting Company stock ownership targets. Stock ownership targets are generally equal to at least two-and-one-half times salary and must be maintained for at least a year prior to receiving a Stock Plus grant. The Chief Executive Officer is required to maintain ownership of four times his salary to be eligible to participate in this program. In 2000 and 1999, each executive officer vested in the maximum number of Stock Plus Program options.

How is the Chief Executive Officer compensated?

As with the other executive officers, the CEO's compensation reflects the Company's increasing emphasis on tying compensation to both short-term and long-term performance. When determining the

CEO's salary, the CGC Committee considers the CEO's prior-year performance and expected future contributions to the Company as well as peer-industry survey results published annually. The CEO's annual salary for 2000 was 4% lower than the median of the industry comparison group. The CEO did not receive an increase in his annual salary in 2000.

The CGC Committee believes the CEO should have some compensation at risk in order to encourage performance that maximizes shareholder return; therefore, it has created a significant opportunity for additional compensation through performance-accelerated incentives. The performance-accelerated compensation for which the CEO is eligible takes the form of both short-term and long-term incentives. Like other executive officers, the CEO is eligible for a cash bonus (the short-term incentive component) based on the attainment of individual goals and Company earnings improvement goals. Also like other executive officers, the CEO is eligible for Stock Incentive Program non-qualified performance-accelerated stock options and stock-ownership-based Stock Plus Program stock options (the long-term incentive component). The Stock Incentive Program stock options, which have a nine-and-one-half year vesting schedule, can be accelerated to an earlier vesting date if certain CGC Committee-established Company earnings improvement goals and individual performance goals are achieved.

The CGC Committee believes that in order to maximize the CEO's performance, a substantial portion of the CEO's compensation should be tied directly to overall Company performance. Consistent with this philosophy, the CGC Committee has established a salary for the CEO that is at or below the median for CEOs of the peer-group compensation survey participants and has emphasized the pay-for-performance components of the CEO's total compensation package. When determining the pay-for-performance component of the CEO's compensation package, the CGC Committee takes into consideration prior pay-for-performance awards. The CGC Committee determined that based on the CEO's individual performance and the performance of the Company, it was important to continue its incentive compensation program in a manner that is competitive in the industry and that continues to motivate and reward outstanding performance.

Under the Company's short-term incentive program (the cash bonus component), the CEO's total possible cash-bonus incentive is 100% of his salary. To be eligible for a cash bonus, the CEO must achieve personal performance goals established by the CGC Committee, and the Company must meet at least one of its earnings improvement goals. If the CEO meets his individual performance goals and the Company meets its CGC Committee-established cash bonus program "target" goal, the CEO will receive a cash bonus equal to 25% of his annual salary. If the CEO's individual goals are met and the CGC Committee-established cash bonus program "stretch" earnings goal is met, then the CEO will receive a cash bonus equal to 100% of his annual salary. The percentage of salary awarded for earnings performance falling between the "target" and "stretch" goals is on a graduated scale (from 26% to 99% of salary) commensurate with the earnings performance.

Because the Company did not meet the target earnings goal set for 2000, the CEO did not receive a cash bonus that would have been paid in 2001. Because the Company exceeded its "target" earnings goal set for 1999, but did not achieve its "stretch" earnings goal established for awarding cash bonus, the CEO's short-term incentive compensation program rewarded the CEO with a cash bonus (paid in 2000) of 46% of his annual salary.

The CEO's long-term incentive compensation program for 2000 rewarded the CEO with stock option grants up to approximately three to four-and-one-half times his annual salary. In 2000, because the CGC Committee-established stock option program goals were not met, the CEO will not vest in any shares available in his stock option grants on an accelerated basis.

The CEO also participates in the Company's Stock Plus program. This program rewards the CEO with additional stock options if he maintains a level of Company stock ownership equal to at least four times his salary.

How is the Company addressing Internal Revenue Code limits on the deductibility of executive compensation?

The Omnibus Budget Reconciliation Act of 1993 (the "Act") places a $1,000,000 limit on the amount of certain types of compensation for each of the Company's executive officers that will be considered tax deductible. The Company believes that its stock plans, under which stock option grants were made to the executive officers, comply with the Internal Revenue Service's regulations on the deductibility limit. The Company currently has an agreement with the CEO that will result in the deferral of non-performance-related compensation in excess of the $1,000,000 limit to a year in which the limit would not be exceeded. The Company continues to consider modifications to other compensation programs in light of the Act.

William S. Wire, II — Chairman
David M. Wilds
Dennis C. Bottorff
E. Gordon Gee

Common Stock Performance

The following performance graph compares the Company's cumulative total shareholders' return during the previous five years with a performance indicator of the overall stock market and the Company's peer group. For the overall stock market performance indicator, the Company uses the S&P 500 Index. For the peer group stock market performance indicator, the Company uses the stock market results of the publicly held participants of the compensation survey published by Hewitt used by the CGC Committee when reviewing and establishing the Company's executive compensation policies. See "Report of the Executive Compensation and Corporate Governance Committee of the Board of Directors on Executive Compensation.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG DOLLAR GENERAL CORPORATION, THE S&P 500 INDEX
AND A PEER GROUP


DOLLARS
600
500
400
300
200
100
0
1/96
1/97
1/98
1/99
1/00
1/01
DOLLAR GENERAL CORPORATION
S&P 500
PEER GROUP

CUMULATIVE TOTAL RETURN

	1/96	1/97	1/98	1/99	1/00	1/01
Dollar General Corporation	100.00	156.86	289.23	311.16	332.89	384.05
S&P 500	100.00	126.34	160.34	212.43	234.41	232.30
Peer Group	100.00	126.42	205.62	417.85	502.88	532.64

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information concerning persons who, as of December 14, 2001, were known by management to be beneficial owners of more than five percent of the Company's common stock. Unless otherwise indicated, each person for whom information is provided had sole voting and investment power over the shares of common stock listed opposite his or her name.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
Cal Turner, Jr. 100 Mission Ridge Goodlettsville, TN 37072-2170	48,148,818(1)	14.9%
James Stephen Turner 138 Second Avenue Nashville, TN 37201	41,087,516(2)	12.7%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
Turner Children Trust[3] dated January 21, 1980, Cal Turner, Jr. and James Stephen Turner, Co-Trustees 100 Mission Ridge Goodlettsville, TN 37072-2170	31,625,784	9.51%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	31,133,000[4]	9.36%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	24,626,675[5]	7.40%

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(1) Includes 41,449,796 shares held by various trusts and foundations (the largest of which is the "Turner Children Trust" shown in this table) for which Cal Turner, Jr. is a trustee; 727,587 shares held by Cal Turner, Jr.'s wife; 21,403 shares held in Company retirement and deferred compensation plans (IRA & 401(k)); direct ownership of 5,714,094 shares; and 235,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days. Cal Turner, Jr. has sole voting and investment power with respect to 5,971,435 shares of Common Stock and shared voting and investment power with respect to 41,449,796 shares of Common Stock. Cal Turner, Jr. disclaims ownership of the shares held by the various trusts and foundations, except to the extent of his pecuniary interests.

(2) Includes 38,694,207 shares held by various trusts and foundations (the largest of which is the "Turner Children Trust" shown in this table) for which James Stephen Turner is a trustee; and 56,445 shares held by James Stephen Turner's wife. James Stephen Turner has sole voting and investment power with respect to 2,336,864 shares of Common Stock and shared voting and investment power with respect to 38,694,207 shares of Common Stock. James Stephen Turner disclaims ownership of the shares held by the various trusts and foundations, except to the extent of his pecuniary interests.

(3) The co-trustees of the "Turner Children Trust" are Cal Turner, Jr. and James Stephen Turner.

(4) According to a Form 13-F (effective September 30, 2001) filed by Capital Research and Management Company on November 14, 2001, it has shared investment power with respect to 31,133,000 shares of Common Stock, but does not have sole or shared voting power over any of the shares of Common Stock. The Company is unable to ascertain more recent information about this entity's holdings.

(5) According to a Form 13-F (effective September 30, 2001) filed by Wellington Management Company, LLP on November 14, 2001, it has sole investment power with respect to 20,813,241 shares of common stock, shared investment power with respect to 3,813,434 shares of Common Stock, sole voting power with respect to 10,777,173 shares of Common Stock, shared voting power with respect to 3,013,309 shares of Common Stock and no voting power with regard to 10,836,193 shares of Common Stock. The Company is unable to ascertain more recent information about this entity's holdings.

Security Ownership by Officers and Directors

The following table sets forth certain information as of December 14, 2001, concerning all directors and nominees, the executive officers named in the Summary Compensation Table (the "Named Executive Officers") and all executive officers and directors as a group. Unless otherwise indicated, the persons for whom information is provided had sole voting and investment power over the shares of Common Stock beneficially owned. Computations are based on 332,577,284 shares of Common Stock outstanding as of December 14, 2001.

Nominee/Executive Officers	Shares Beneficially Owned	Percent of Shares Outstanding[1]
Dennis C. Bottorff	15,621[2]	*
Barbara L. Bowles	4,150[3]	*
James L. Clayton	478,623[4]	*
Reginald D. Dickson	59,512[5]	*
E. Gordon Gee	6,308[6]	*
John B. Holland	503,304[7]	*
Barbara M. Knuckles	20,664[8]	*
David M. Wilds	269,665[9]	*
William S. Wire, II	49,457[10]	*
Cal Turner, Jr.	48,148,818[11]	14.9%
Brian Burr	25,500[15]	*
Bob Carpenter	1,627,142[12,15]	*
Tom Hartshorn	630,936[13]	*
Stonie O'Briant	328,614[14]	*
Earl Weissert	31,313[15]	*
All directors and executive officers as a group (20 persons)	51,101,338[16, 17]	15.8%

(1) * Denotes less than 1% of class.

(2) Includes 13,669 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(3) Includes 3,150 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(4) Includes 67,738 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(5) Includes 39,726 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(6) Includes 6,308 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(7) Includes 33,476 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(8) Includes 13,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(9) Includes 67,738 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(10) Includes 33,476 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(11) Includes 235,938 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days, and also includes shares beneficially owned as set forth under "Security Ownership of Certain Beneficial Owners."

(12) Includes 656,628 shares issuable upon the exercise of outstanding options or options exercisable within 60 days, and 494,449 shares for which Mr. Carpenter has shared voting and investment rights as a Co-Trustee of the Calister Turner, III 1994 Generation Skipping Trust.

(13) Includes 445,427 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(14) Includes 238,041 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(15) Denotes that executive officer has left the Company.

(16) Includes 1,680,723 shares issuable upon the exercise of outstanding options currently exercisable or exercisable within 60 days.

(17) Includes only those individuals who were directors or executive officers as of December 14, 2001.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

John B. Holland, a director of the Company, was a director and executive officer of Fruit of the Loom, Inc., a manufacturer of underwear and other soft goods during 2000. In 2000, the Company purchased approximately $53.5 million in goods from Fruit of the Loom, Inc.

The Board of Directors has authorized the Company, pursuant to the Company's By-laws and Section 48-18-504 and Section 48-18-507 of the Tennessee Business Corporation Act, to advance to the Chairman and Chief Executive Officer and to certain officers, employees and agents of the Company reasonable expenses, including legal fees, for representation in connection with legal proceedings and investigations arising out of the Company's April 30, 2001, announcement of its intention to restate certain previously released financial information. Such advances have been made pursuant to a written undertaking by each such person to repay in full the amounts advanced if it is ultimately determined that such person is not entitled to indemnification by the Company in connection with such legal proceedings and investigations. No interest is being charged on these advances. Because the legal proceedings are at any early stage, the Company cannot reasonably estimate the total amount of expenses that may ultimately be advanced, either to any individual officer, employee or agent or in the aggregate.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) Consolidated Financial Statements: See Item 8.

(2) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements, and therefore, have been omitted.

(3) Exhibits: See Index to exhibits immediately following the signature page.

(b) (1) A Current Report on Form 8-K, dated November 2, 2000, was filed with the SEC in connection with an announcement about October 2000 sales results and November 2000 sales expectations.

(2) A Current Report on Form 8-K, dated November 9, 2000, was filed with the SEC in connection with an announcement about third quarter earnings and the Company's expectations for financial results for the 2000 fiscal year.

(3) A Current Report on Form 8-K, dated December 1, 2000, was filed with the SEC in connection with an announcement about November 2000 sales results and December 2000 sales expectations.

(4) A Current Report on Form 8-K, dated January 4, 2001, was filed with the SEC in connection with an announcement about December 2000 sales results and January 2001 sales expectations.

(5) A Current Report on Form 8-K, dated January 23, 2001, was filed with the SEC in connection with an announcement about January 2001 sales results and the Company's updated earnings outlook for the 2000 fiscal year.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: January 14, 2002

By: /s/ Cal Turner, Jr.

Cal Turner, Jr.,
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Cal Turner, Jr. Cal Turner, Jr.	Chairman and Chief Executive Officer (principal executive officer)	January 14, 2002
/s/ James J. Hagan James J. Hagan	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	January 14, 2002
/s/ Dennis C. Bottorff Dennis C. Bottorff	Director	January 14, 2002
/s/ Barbara L. Bowles Barbara L. Bowles	Director	January 14, 2002
/s/ James L. Clayton James L. Clayton	Director	January 14, 2002
/s/ Reginald D. Dickson Reginald D. Dickson	Director	January 14, 2002
/s/ E. Gordon Gee E. Gordon Gee	Director	January 14, 2002
/s/ John B. Holland John B. Holland	Director	January 14, 2002
/s/ Barbara M. Knuckles Barbara M. KnuckleS	Director	January 14, 2002
/s/ David M. Wilds David M. Wilds	Director	January 14, 2002
/s/ William S. Wire, II William S. Wire, II	Director	January 14, 2002

CORPORATE INFORMATION

ABOUT THE COMPANY

Dollar General Corporation operates general merchandise stores which feature quality merchandise at everyday low prices and serve primarily low-, middle- and fixed-income families. All of the Company's stores are located in the United States, predominantly in small towns in 27 states.

ANNUAL MEETING

Dollar General Corporation's annual meeting of shareholders is scheduled for 10:00 a.m. CT on Wednesday, February 20, 2002, at the Goodlettsville City Hall in Goodlettsville, Tennessee. Shareholders of record as of January 11, 2002, are entitled to vote at the meeting.

10-K REPORT/SALES INFORMATION

A copy of Dollar General Corporation's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is being provided to shareholders herewith. For weekly sales information, call 615-855-5529. Dollar General's website address is www.dollargeneral.com.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange, trading symbol "DG." The approximate number of shareholders of record of the Company's common stock as of January 11, 2002, was 12,400.

EXECUTIVE OFFICES

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072
(615) 855-4000

DIRECT STOCK PURCHASE/ DIVIDEND REINVESTMENT PLAN

Enrollment materials are available on our website, www.dollargeneral.com, or by calling (888) 266-6785. The Dollar General Direct Stock Purchase Plan is administered by the Company's transfer agent, Registrar and Transfer Company.

INDEPENDENT AUDITORS

Ernst & Young LLP
Nashville, Tennessee

TRANSFER AGENT

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016
(908) 272-8511 or (800) 866-1340

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent listed above.

MARKET AREA

Numbers indicate total number of stores per state as of February 2, 2001.
Total number of stores: 5,001



Distribution Center
Scottsville, Kentucky
Distribution Center
Zanesville, Ohio
(Opened in 2001)
Distribution Center
Fulton, Missouri
Distribution Center
South Boston, Virginia
Corporate Offices
Goodlettsville, Tennessee
Distribution Center
Ardmore, Oklahoma
Distribution Center
Indianola, Mississippi
Distribution Center
Alachua, Florida

DOLLAR GENERAL CORPORATION
100 Mission Ridge
Goodlettsville, Tennessee 37072
615-855-4000
www.dollargeneral.com